


Bath&BodyWorks®
PROXY STATEMENT
FOR THE 2025 ANNUAL MEETING OF SHAREHOLDERS AND THE 2024 ANNUAL REPORT






Bath&BodyWorks®

We help the **WORLD** ***live more fully*** through the **POWER OF FRAGRANCE.**

Home of America's Favorite Fragrances®, Bath & Body Works is a global leader in personal care and home fragrance, including top-selling collections for fine fragrance mist, body lotion and body cream, 3-wick candles, home fragrance diffusers and liquid hand soap. Powered by agility and innovation, the company's predominantly U.S.-based supply chain enables it to deliver quality, on-trend luxuries at affordable prices. Bath & Body Works serves and delights customers however and wherever they want to shop, from welcoming, in-store experiences at more than 1,890 company-operated Bath & Body Works locations in the U.S. and Canada, more than 525 international franchised locations and an online storefront at bathandbodyworks.com.



gingham
GORGEOUS
24 HOUR MOISTURE
GINGHAM
HERO
FOR MEN
3-IN-1 HAIR, FACE
& BODY WASH
10 FL OZ / 295 mL
gingham
GLOW
gingham
BY
BATH & BODY
WORKS
SCENTED CANDLE

Dear Fellow Shareholders,

Fiscal 2024 was a significant year for Bath & Body Works. The team executed with focus and discipline, building momentum throughout the year, making progress on our strategy and establishing a strong foundation for long-term growth.

Throughout the year, the Company made meaningful progress on our three strategic priorities, including accelerating topline growth, enhancing operational effectiveness and efficiency, and strengthening our financial position, which helped reinvigorate the business while also delivering value for our shareholders, associates and customers.

Despite a choppy macroeconomic backdrop, when adjusting for holiday timing and calendar impacts, revenue improved sequentially every quarter in 2024 and the Company returned to positive sales growth in the second half of the year. Bath & Body Works' return to growth was driven by strategic investments in product innovation, marketing and technology. We introduced innovative products across our core categories – Body Care, Home Fragrance, and Soaps and Sanitizers – and drove strong performance in newer categories (which we call adjacencies), including Men's, Lip, Hair and Laundry. At the same time, the team remained focused on enhancing operational efficiency. The Company's *Fuel for Growth* cost optimization plan delivered approximately $155 million dollars in incremental cost savings – significantly exceeding initial targets.

Additionally, in 2024, the Company invested approximately $245 million in technology and other capital projects to strengthen our infrastructure and improve the customer experience, reinforcing our commitment to long-term growth. After making these investments, we are pleased to have generated $660 million in free cash flow in fiscal 2024, enabling us to achieve our targeted debt leverage ratio of 2.5x while returning cash to shareholders.

These achievements reflect the strength of our business model and the disciplined execution of our leadership team. The new share repurchase program, which authorizes the Company to buy back up to $500 million in outstanding common stock, underscores our confidence in the Company's long-term growth strategy and our commitment to delivering shareholder value through disciplined capital allocation.

Looking ahead, we are excited about the opportunities we see and the momentum we have built. With a focused strategy, a robust innovation pipeline and a highly engaged team, we are confident in the Company's ability to continue delivering for our shareholders and all stakeholders in 2025 and beyond.

In terms of governance, we have significantly refreshed our Board of Directors over the last few years to ensure an optimal structure and composition with the right mix of expertise, backgrounds and tenures. In 2024, we reduced the size of our Board to 10 directors and rotated our committee chairs to enhance our corporate governance. If all nominees are elected to serve as directors at the 2025 annual meeting, 90% of the Company's directors will have joined the Board in 2019 or later, and the average director tenure on our Board will be 4.2 years.

The Board is committed to ongoing dialogue with shareholders and taking a proactive approach to addressing matters and suggestions with thoughtful action. Through our ongoing shareholder engagement program, we continue to listen, learn and implement feedback that supports our Company's long-term growth.

On behalf of the entire Board, I would like to thank our dedicated leadership team and associates that work every day to deliver on our purpose to help the world live more fully through the power of fragrance.

Thank you for your continued support and investment in our Company. We ask for your voting support on the terms contained in this proxy statement and appreciate you taking the time to cast your vote.



Sincerely,

Sarah E. Nash

Sarah E. Nash
Board Chair
Bath & Body Works, Inc.

Bath&BodyWorks®

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Dear Fellow Shareholders,

At Bath & Body Works, we help the world live more fully through the power of fragrance. After more than two years at Bath & Body Works, I am proud of how we have brought that purpose to life for our customers and I am excited about the possibilities for the future. Everywhere I look across the Company, I see a steadfast commitment to delivering for our customers through innovation, strong execution and a culture that truly sets us apart.

For Bath & Body Works, 2024 was about building momentum toward long-term sustainable growth. Amid macroeconomic uncertainty and an evolving competitive landscape, we delivered strong results. Revenue growth accelerated sequentially every quarter in 2024, when adjusting for calendar impacts and holiday timing. We finished the year strong, exceeding our revenue and earnings guidance in our all-important fourth quarter.

We attribute our progress this year to our associates' exceptional execution of our strategy, which includes three priorities:

- **Accelerating top-line growth** across our core categories through product innovation, marketing and technology, and extending our reach through adjacencies and international expansion.
- **Enhancing operational excellence and efficiency** through disciplined cost management and a continuous-improvement mindset.
- **Strengthening our financial position** through strong cash flow generation and disciplined capital allocation, ensuring we invest for growth while delivering returns to shareholders through dividends and share repurchases.

Our performance highlights in 2024 include the following:

- Maintaining category leadership and unit market share across our core categories which include Body Care, Home Fragrance, and Soaps and Sanitizers.
- Launching exciting collaborations with companies like Netflix, including *Bridgerton*, *Stranger Things* and *Emily in Paris*, and introducing new product innovations such as our prestige-inspired line of fine fragrance mists called *Everyday Luxuries* to deepen our connection with new and existing customers.
- Expanding our reach in international markets and adjacencies such as Men's, Laundry, Lip and Haircare. Adjacencies now represent approximately 10% of our business with the potential to become a larger percentage of our mix over time.
- Investing in marketing, loyalty, and technology to improve the in-store and online customer experience. We grew our active loyalty membership by 6% year-over-year with approximately 80% of U.S. sales flowing through the program. Our technology roadmap remains on track as we enhance our systems and implement foundational tools to enable more personalization and seamless customer engagement.
- Delivering approximately $155 million in cost savings under our *Fuel for Growth* cost optimization plan, bringing our two-year total to over $300 million in cost savings, and maintaining a continuous improvement mindset to manage cost and enhance operational efficiencies as we move forward.

As a result, we closed out 2024 in a strong financial position. We generated $660 million in free cash flow and were disciplined in paying down debt, achieving our target debt leverage ratio of 2.5x, while returning approximately $577 million to investors through share repurchases and dividends.

These achievements, combined with our strong financial position, demonstrate that our strategy is working. We are building momentum as we enter 2025, and we believe the Company is well positioned for continued growth.

Above all else, our culture and our associates are integral to our success. They are the heart of our Company, fostering a sense of belonging in our stores, distribution and fulfillment centers, and offices. The dedication of our associates ensures we execute on our business strategy effectively. I am confident that our teams will continue to deliver excellence as we move forward.

Looking ahead to 2025 and beyond, our fragrance leadership, innovation pipeline, investments in marketing and technology, dedicated teams, and thoughtful capital allocation strategy position us well to drive long-term sustainable growth and deliver shareholder value.

Thank you for your investment and your continued support.



Sincerely,

Gina R Boswell

Gina R. Boswell
Chief Executive Officer
Bath & Body Works, Inc.

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Bath&BodyWorks®

Notice of Annual Meeting of Shareholders
June 5, 2025

Who May Vote

Shareholders of record at the close of business on April 8, 2025, may vote at the meeting.



DATE:
Thursday,
June 5, 2025



TIME:
8:30 a.m.
Eastern Time



PLACE:
Meeting will be held virtually with a link to be provided by registering at https://proxydocs.com/BBWI

Date of Mailing

A Notice of Internet Availability of Proxy Materials or this proxy statement and the enclosed proxy card is first being sent to shareholders on or about April 25, 2025.

Internet Availability

In accordance with Securities and Exchange Commission rules, we are using the Internet as our primary means of furnishing our proxy materials to most of our shareholders. Rather than sending those shareholders a paper copy of our proxy materials, we are sending them a Notice of Internet Availability of Proxy Materials with instructions for accessing the materials and voting via the Internet. We believe this method of distribution makes the proxy distribution process more efficient and less costly and limits our impact on the environment. This proxy statement and our Annual Report on Form 10-K for the fiscal year ended February 1, 2025, are available at *www.bbwinc.com* (see the "Investors" link followed by the "Annual Reports/Proxy" link).

ITEMS OF BUSINESS

1 Elect the ten nominees proposed by the Board of Directors as directors.

2 Ratify the appointment of our independent registered public accounting firm.

3 Hold an advisory vote to approve named executive officer compensation.

4 Transact such other business as may properly come before the meeting.

This proxy statement contains important information, including a description of the business that will be acted upon at the meeting. Shareholders will not be able to attend the meeting in person. Please see "Information About the Annual Meeting and Voting" on page 66 of this proxy statement for additional information regarding attendance at the meeting. Your vote is important. Shareholders of record can give proxies by calling a toll-free telephone number, by using the Internet or by mailing their signed proxy cards. Whether or not you plan to virtually attend the meeting, please vote by telephone or via the Internet or sign, date and return the enclosed proxy card in the envelope provided. Instructions are included on your proxy card. You may change your vote by submitting a later dated proxy (including a proxy via telephone or the Internet) or by attending the meeting and voting virtually.

By Order of the Board of Directors,

Michael C. Wu
Chief Legal Officer
and Corporate Secretary
April 25, 2025

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Table of Contents

Bath&BodyWorks®

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2025 Proxy Statement Summary

This summary highlights information about Bath & Body Works, Inc. (referred to in this proxy statement as "we," "us," "our" and the "Company") and our upcoming 2025 annual meeting of shareholders contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider. Please carefully read the entire proxy statement before voting.

Your Vote Is Important

How to Vote Your Shares *(See Page 66)*

You may vote if you were a Company shareholder of record as of the close of business on April 8, 2025.


Online before the meeting
Go to the website designated on the enclosed proxy card or to the website indicated on the materials provided by your broker


By phone
Call the phone number designated on the enclosed proxy card or the materials provided by your broker


By mail
Complete, sign and date the enclosed proxy card and return it promptly in the envelope provided


Virtually during the annual meeting
Submit your vote online at the annual meeting on June 5, 2025

Roadmap for Voting Items

ITEMS TO BE VOTED ON	VOTE STANDARD	BOARD VOTE RECOMMENDATION	SEE PAGE
Item 1. Election of directors	Majority of votes cast	☑ FOR EACH NOMINEE	4
Item 2. Ratification of the appointment of independent registered public accounting firm	Majority of votes present in person or by proxy and voting thereon	☑ FOR	26
Item 3. Advisory vote to approve named executive officer compensation	Majority of votes present in person or by proxy and voting thereon	☑ FOR	31

Our Director Nominees *(See Page 5)*

The following table provides summary information about the ten director nominees the Board of Directors (the "Board") has nominated for election at our 2025 annual meeting of shareholders. Additional information about each nominee's background and experience can be found beginning on page 7 of this proxy statement.

NAME AND PRINCIPAL OCCUPATION	AGE	TENURE	INDEPEN-DENT	AC	HCCC	NGC
Alessandro Bogliolo Former CEO, Tiffany & Co.	60	3.1	●	○	●	●
Gina Boswell CEO, Bath & Body Works, Inc.	62	2.3	○	○	○	○
Lucy Brady Former President, Snacks & Grocery, Conagra Brands, Inc.	55	2.2	●	○	●	●
Francis Hondal Former President of Loyalty & Engagement, Mastercard, Inc.	60	4.1	●	●	●	○
Danielle Lee Former President, Warner Music Artist & Fan Experiences, Warner Music Group Corp.	49	4.1	●	○	●	●
Sarah Nash Chair of the Company's Board of Directors; CEO & Owner of Novagard Solutions	71	5.9	●	○	○	○
Juan Rajlin Vice President & Treasurer, Alphabet Inc.	50	3.1	●	●	○	●
Stephen Steinour Chairman, President & CEO, Huntington Bancshares Incorporated	66	11.2	●	●	●	○
J.K. Symancyk CEO, Signet Jewelers Limited	53	3.9	●	●	○	●
Steven Voskuil Senior Vice President & CFO, The Hershey Company	56	2.2	●	●	●	○

AC **Audit**   *HCCC* **Human Capital & Compensation**   *NGC* **Nominating & Governance**   ● **Committee Member**

Director Nominee Highlights

90% of the Nominees	**4.2 Years**	**58**
Joined the Board in 2019 or Later	Average Tenure	Average Age

Relevant Qualifications, Skills and Experience

We believe that our director nominees, as a whole, possess the optimal mix of qualifications, skills and experience that, taken together, provide us with the variety and depth of knowledge, judgment and vision necessary to provide effective oversight of the Company, including:



TECHNOLOGY — 9 of 10

FINANCIAL EXPERTISE — 9 of 10

MARKETING, DIGITAL & CONSUMER INSIGHTS — 8 of 10

PUBLIC COMPANY CEO / SENIOR LEADERSHIP EXPERIENCE — 6 of 10

GLOBAL / INTERNATIONAL — 9 of 10

EXECUTIVE BUSINESS EXPERIENCE — 10 of 10

GOVERNANCE — 10 of 10

OPERATIONS / SUPPLY CHAIN — 4 of 10

OMNICHANNEL RETAIL — 7 of 10

SUSTAINABILITY — 8 of 10

Governance Highlights *(See Page 19)*

The "Corporate Governance" section beginning on page 18 of this proxy statement describes our strong governance framework, which includes:

☑ Independent Board Chair	☑ Separate CEO and Board Chair roles
☑ Nine of ten director nominees are independent	☑ Independent directors meet without management present
☑ Board actively involved in overseeing the Company's long-term business strategy, strategic priorities and material risks	☑ Each of our standing Board committees is composed of 100% independent directors
☑ Shareholders have the right to call special meetings (25%)	☑ All directors are elected annually by majority vote
☑ Regular management succession planning	☑ No supermajority voting requirements
☑ Proxy access rights	☑ Robust executive officer and director stock ownership guidelines
☑ No shareholders rights plan in effect	☑ Annual Board and committee self-evaluations

Our Executive Compensation Program Aligns Pay-for-Performance *(See Page 32)*

Our executive compensation program is designed to emphasize pay-for-performance and to provide a meaningful and direct link between the interests of our named executive officers ("NEOs") and those of our shareholders. We employ a pay mix philosophy that focuses on performance-based compensation, and we utilize rigorous performance metrics that align with our strategic direction, provide balance between growth and profitability and are designed to drive total shareholder return.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this proxy statement or made by our Company or our management involve risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. Accordingly, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," "planned," "potential," "target," "goal" and any similar expressions may identify forward-looking statements. The forward-looking statements contained in this proxy statement are subject to certain risks, uncertainties and other factors that could affect our financial performance and actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements included in this proxy statement or otherwise made by our Company or our management. We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this proxy statement to reflect circumstances existing after the filing date of this proxy statement or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized. Additional information regarding these and other factors can be found in "Item 1A. Risk Factors" in the Company's 2024 Annual Report on Form 10-K for the fiscal year ended February 1, 2025 (the "2024 10-K"), as filed with the Securities and Exchange Commission (the "Commission"), and our subsequent filings.

Election of Directors
(Item 1 on the Proxy Card)

Our Board is elected annually by our shareholders and currently has ten members. Each director is, and throughout his or her service during fiscal 2024 was, independent in accordance with applicable New York Stock Exchange ("NYSE") standards other than Gina Boswell, our Chief Executive Officer.

The Board's 2025 Director Nominees

The Nominating & Governance Committee is responsible for considering candidates for the Board and recommending director nominees for the Board. After evaluating the performance, qualifications, skills and experience of each of the current Board members and the composition of our full Board, based upon the recommendations of the Nominating & Governance Committee, the Board has recommended the election of ten directors.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED BELOW.



Sarah Nash

CEO and Owner, Novagard Solutions, and Board Chair, Bath & Body Works, Inc.



Alessandro Bogliolo

Former CEO, Tiffany & Co.



Gina Boswell

CEO, Bath & Body Works, Inc.



Lucy Brady

Former President, Snacks & Grocery, Conagra Brands, Inc.



Francis Hondal

Former President, Loyalty & Engagement, Mastercard Inc.



Danielle Lee

Former President, Warner Music Artist & Fan Experiences, Warner Music Group Corp.



Juan Rajlin

VP & Treasurer, Alphabet Inc.



Stephen Steinour

Chairman, President & CEO, Huntington Bancshares Incorporated



J.K. Symancyk

CEO and Director, Signet Jewelers Limited



Steven Voskuil

SVP & CFO, The Hershey Company

We believe that our director nominees, as a whole, possess the right mix of qualifications, skills and experience that, taken together, provide us with the variety and depth of knowledge, judgment and vision necessary to provide effective oversight of the Company. The tables below summarize the skills, qualifications and attributes of our director nominees.

Qualifications and Skills

Qualifications / Skills	Bogliolo	Boswell	Brady	Hondal	Lee	Nash	Rajlin	Steinour	Symancyk	Voskuil
Technology - Knowledge of or experience with technology, including digital solutions, information technology systems and architecture, and/or cybersecurity or data security		■	■	■	■	■	■	■	■	■
Executive Business Experience - Experience serving in an executive capacity in a public company	■	■	■	■	■	■	■	■	■	■
Financial Expertise - Knowledge of or experience in capital markets, capital allocation, corporate finance and/or accounting	■	■	■	■		■	■	■	■	■
Governance - Experience serving on a public company board or developing corporate governance policies or investor relations programs for public companies	■	■	■	■	■	■	■	■	■	■
Marketing, Digital & Consumer Insights - Experience in marketing, branding, digital and e-commerce, data analytics, customer loyalty and/or consumer insights	■	■	■	■	■		■	■	■	
Operations / Supply Chain - Experience with multi-site operational management, including logistics, distribution and/or fulfillment	■	■				■			■	
Public Company CEO / Senior Leadership Experience - Experience serving as a chief executive officer or in a similar leadership position of a public company	■	■				■		■	■	■
Omnichannel Retail - Retail or consumer products experience or experience connecting digital and physical commerce, including services and capabilities, organizational structure and related solutions	■	■	■	■	■		■		■	
Global / International - International experience or experience managing international operations or organizations	■	■	■	■	■	■	■		■	■
Sustainability - Expertise in sustainability	■	■	■		■	■	■	■	■	

A Broadly Representative Board



AGE DISTRIBUTION
2
3
5

- ■ < 55 years
- ■ ≥ 55 but < 65 years
- ■ ≥ 65 years

BOARD TENURE
1
3
6

- ■ < 3 years
- ■ ≥ 3 but < 6 years
- ■ ≥ 6 years

Each of the ten individuals nominated for election to the Board would hold office until our 2026 annual meeting of shareholders or until his or her successor is elected and qualified. If any nominee is unable to serve, your proxy may vote for another nominee proposed by the Board; alternatively, the Board may elect to reduce the size of the Board. We are unaware of any nominee of the Board who would be unable to serve as a director if elected.

Set forth below is additional information about the experience and qualifications of each of the nominees for director that led the Board to conclude that the director nominee would provide valuable insight and guidance as a member of the Board.

Board Nominees



Age: 60
Director since: 2022
Committees:
- Human Capital & Compensation
- Nominating & Governance

Alessandro Bogliolo

INDEPENDENT DIRECTOR

Career Highlights
- Chief Executive Officer and director of Tiffany & Co. ("Tiffany"), a luxury jewelry and specialty retailer (October 2017 through the acquisition of Tiffany, then a publicly traded company, by LVMH Moët Hennessy Louis Vuitton SE in January 2021)
- Chief Executive Officer and director of Diesel SpA, an international fashion brand that is part of the OTB Group (2013 to 2017)
- Senior roles in Asia, Europe and the US, including as Chief Operating Officer, North America, for Sephora USA and Executive Vice President and Chief Operating Officer of Bulgari (2011 to 2013)
- Born in Italy, Mr. Bogliolo also serves as the chairman of the board of Audemars Piguet, a Swiss manufacturer of luxury mechanical watches

Other Current Public Company Boards
Hyatt Hotels Corporation, an international hotel chain, since December 2023

Education
Mr. Bogliolo graduated from Bocconi University with a degree in Business Administration. He also attended Ecole des Hautes Etudes Commerciales's International Management Program.

Key Qualifications
Mr. Bogliolo's nomination is supported by his extensive executive, strategic and operational leadership experience, including as chief executive officer of a publicly traded retail brand, his deep knowledge of the retail industry and consumers, his international experience and perspective and his service on other public company boards of directors.



Age: 62
Director since: 2022

Gina R. Boswell

CHIEF EXECUTIVE OFFICER

Career Highlights
- Chief Executive Officer of the Company since December 2022
- Senior executive roles with Unilever PLC ("Unilever"), a global food, personal care and household products company, including President, US Customer Development (2017 to 2019); General Manager, U.K. and Ireland (2015 to 2017); and Executive Vice President, Personal Care (2011 to 2015)
- President, Global Brands (2008 to 2011) with Alberto-Culver Company, overseeing marketing, research and development, consumer insights and packaging for numerous hair and skin care brands, until its acquisition by Unilever
- Prior to joining Alberto-Culver, Ms. Boswell held the role of Chief Operating Officer of Avon North America and senior positions at Ford Motor Company and The Estée Lauder Companies Inc.
- Member of the board of trustees of Yale University

Prior Public Company Boards
- ManpowerGroup Inc. (2007 to 2022)
- Wolverine World Wide, Inc. (2013 to 2022)
- ACCO Brands Corporation (2022)

Education
Ms. Boswell is a *summa cum laude* graduate of Boston University and has an M.B.A. from Yale University.

Key Qualifications
Ms. Boswell's nomination is supported by her extensive beauty and personal care leadership roles at global companies, her expertise in sales, marketing, brand-building and business development and strategy, and her experience serving on several other public company boards of directors.



Age: 55

Director since: 2023

Committees:
- Human Capital & Compensation
- Nominating & Governance

Lucy O. Brady

Career Highlights

- President, Snacks and Grocery at Conagra Brands, Inc. ("Conagra"), a publicly traded leading branded food company (June 2022 to February 2025)
- Senior Vice President and Chief Digital Customer Engagement Officer (January 2020 to April 2022) and Senior Vice President of Corporate Strategy, Business Development and Innovation (September 2016 to January 2020) at McDonald's Corporation ("McDonald's"), the owner and operator of McDonald's restaurants located in more than 100 countries
- Prior to joining McDonald's, Ms. Brady served as Managing Director and Senior Partner at The Boston Consulting Group

Education

Ms. Brady received a B.A. in Economics from the Wharton School at the University of Pennsylvania and has an M.B.A. from the Stanford University Graduate School of Business.

Key Qualifications

Ms. Brady's nomination is supported by her omnichannel retail and consumer products experience, her executive leadership and corporate strategy experience and her expertise in global digital strategy and customer loyalty and engagement. As President, Snacks and Grocery, Ms. Brady led the ongoing modernization and growth of Conagra's $5 billion grocery and snacks portfolio. In addition, Ms. Brady oversaw some of McDonald's most significant growth drivers, including delivery, loyalty, digital ordering and pickup and personalized communications.



Age: 60
Director since: 2021
Committees:
- Audit
- Human Capital & Compensation

Francis A. Hondal INDEPENDENT DIRECTOR

Career Highlights
- President, Loyalty & Engagement (September 2018 to March 2022); Executive Vice President, Global Credit/Loyalty Products and Services (September 2015 to September 2018); and Executive Vice President of products, marketing and advisors at Mastercard within the Latin American region (August 2011 to September 2015) at Mastercard Inc. ("Mastercard"), a global technology company in the payments industry
- Prior to joining Mastercard, Ms. Hondal spent 17 years at American Express Company in global and regional general management, marketing and finance roles within its consumer services division
- Member of the board of directors of the Florida International University Foundation

Other Current Public Company Boards
Equitable Holdings, Inc., a financial services holding company composed of two principal franchises, Equitable and AllianceBernstein since 2020

Education
Ms. Hondal has a B.A. in Finance and International Business and an M.B.A. from Florida International University.

Key Qualifications
Ms. Hondal's nomination is supported by her extensive consumer marketing, finance, loyalty and international general management experience. She was a member of Mastercard's management committee and, in that role, led the expansion of consumer benefits, performance-based and personalized marketing services, loyalty and rewards programs and data and technology services for enterprises worldwide ranging from financial institutions, retail and commerce, hospitality and fintech. At Mastercard, Ms. Hondal was also responsible for innovative new product development, strategic partnerships and data services via direct and partners' marketing channels.



Age: 49
Director since: 2021
Committees:
- Human Capital & Compensation
- Nominating & Governance

Danielle M. Lee

INDEPENDENT DIRECTOR

Career Highlights

- President, Warner Music Artist and Fan Experiences (June 2021 to June 2023) at Warner Music Group Corp. ("Warner Music"), a publicly traded music entertainment company
- Chief Fan Officer (March 2020 through May 2021) with the National Basketball Association (the "NBA"), a professional basketball league
- Global Vice President, Partner Solutions (March 2016 to March 2020) at Spotify Technology S.A. ("Spotify")
- Prior to Spotify, Ms. Lee served as Global Vice President, Commercial Marketing at Vevo LLC and spent seven years at AT&T Inc. and served as Vice President of Product Marketing and Innovation for AT&T AdWorks after beginning her career at Showtime Networks Inc.
- Member of the board of directors of Applause App Quality, Inc., a digital testing company owned by Vista Equity Partners

Education

Ms. Lee holds a B.A. from Columbia University and an M.B.A. from Columbia Business School.

Key Qualifications

Ms. Lee's nomination is supported by her extensive experience and involvement in brand-building, product innovation and strategic marketing across technology, media and entertainment. At Warner Music, Ms. Lee led an in-house creative agency for the Warner Recorded Music roster as well as for third-party musical artists. At the NBA, she oversaw brand, creative and multiplatform fan marketing globally and was charged with elevating brand perceptions, cultural connection and fan engagement. At Spotify, she was responsible for developing go-to-market strategy and growing global revenue across music, podcasts and high-impact digital experiences.



Age: 71
Director since: 2019
Board Chair

Sarah E. Nash

INDEPENDENT CHAIR OF THE BOARD

Career Highlights
- Independent Chair of the Company's Board of Directors (January 2023 to present and May 2020 to February 2022)
- Interim Chief Executive Officer of the Company (May 2022 through November 2022) and Executive Chair of the Board (February 2022 to January 2023), following the resignation of the Company's Chief Executive Officer in May 2022
- Chief Executive Officer and owner (2018 to present) of Novagard Solutions, an innovator and manufacturer of silicone sealants and coatings and hybrid and foam solutions for the building systems, electronics, EV and battery, and industrial and transportation markets
- Ms. Nash spent nearly 30 years in investment banking at JPMorgan Chase & Co. (and predecessor companies), a financial services firm, retiring as vice chairman of global investment banking in July 2005
- Ms. Nash has also served on the board of directors of Irving Oil Company and as a member of the National Board of the Smithsonian Institution
- She currently serves on the board of directors of HBD Industries, Inc. and as a trustee of the New York-Presbyterian Hospital, a member of the Smithsonian Tropical Research Institute, Panama, the chair of the International Advisory Board of the Montreal Museum of Fine Arts and a trustee for the Cleveland Museum of Art

Other Current and Former Public Company Boards
- Blackbaud, Inc., since 2010
- Knoll, Inc. (2006 through its acquisition by Herman Miller, Inc. in 2021)

Education
Ms. Nash holds a B.A. in political science from Vassar College.

Key Qualifications
Ms. Nash's nomination is supported by her extensive experience in capital markets, strategic transactions, operations and corporate governance as well as her management expertise.



Juan Rajlin

Age: 50

Director since: 2022

Committees:
- Audit
- Nominating & Governance

Career Highlights
- Vice President and Treasurer (October 2018 to present) of Alphabet Inc. ("Alphabet"), a publicly traded multinational technology company, and its subsidiary Google LLC
- Chief Financial Officer, Products and Services (October 2017 to September 2018) and Corporate Treasurer and Chief Risk Officer (February 2013 to October 2017) of Mastercard
- Before joining Mastercard, Mr. Rajlin held various roles with increasing levels of responsibility at General Motors Company

Education
Born in Argentina, Mr. Rajlin holds a B.S. in economics from Universidad Torcuato Di Tella in Argentina and an M.B.A. from Columbia University.

Key Qualifications
Mr. Rajlin's nomination is supported by his extensive finance and risk management experience, his experience with financial and capital allocation matters, consumer-driven technologies and sustainability matters and his deep international experience and perspective. In Mr. Rajlin's role with Alphabet, he oversees over $100 billion of investments, corporate finance policy and financial risk management. He is also a key executive overseeing Google's sustainability strategy.



Age: 66
Director since: 2014
Committees:
- Audit
- Human Capital & Compensation

Stephen D. Steinour   INDEPENDENT DIRECTOR

Career Highlights
- Chairman, President and Chief Executive Officer since 2009 of Huntington Bancshares Incorporated ("Huntington"), a publicly traded bank holding company
- Interim Lead Independent Director on the Company's Board of Directors (March 2022 to January 2023)
- Managing Partner (2008 to 2009) with CrossHarbor Capital Partners, LLC, a recognized leading manager of alternative investments
- Mr. Steinour was with Citizens Financial Group from 1992 to 2008, where he served in various executive roles, including President from 2005 to 2007 and Chief Executive Officer from 2007 to 2008
- Mr. Steinour also serves as a supervisory board member of The Clearing House, a real-time payments platform and he previously served as a trustee of Liberty Property Trust, a real estate investment trust, from 2010 to 2014 and as a director of the Federal Reserve Bank of Cleveland, from 2017 to 2019

Other Current and Former Public Company Boards
- Huntington, since 2009
- Exelon Corporation, a utility services holding company, from 2007 to 2020

Education
Mr. Steinour holds a bachelors in economics from Gettysburg College and completed the Stanford University Graduate School of Business Executive Program in Leadership.

Key Qualifications
Mr. Steinour's nomination is supported by his extensive executive experience, financial expertise and service on several public company boards of directors.



Age: 53
Director since: 2021
Committees:
- Audit
- Nominating & Governance

J.K. Symancyk

Career Highlights
- Chief Executive Officer and director of Signet Jewelers Limited, a specialty jewelry retailer, since November 2024
- President and Chief Executive Officer and a director (June 2018 to September 2024) of PetSmart LLC, a large specialty pet retailer
- Chief Executive Officer (September 2015 to June 2018) of Academy Sports and Outdoors, Inc., a sporting goods and outdoor recreation retailer ("Academy Sports")
- Mr. Symancyk has nearly 30 years of industry experience managing complex retail organizations, including in roles of increasing responsibility with each of Academy Sports, Meijer and Walmart Stores

Former Public Company Boards
- Chewy, Inc., an online retailer for pet products, supplies and prescriptions, from June 2018 through July 2021
- GameStop Corp., a gaming and entertainment products retailer, from March 2020 to June 2021

Education
Mr. Symancyk holds a B.A. from the University of Arkansas.

Key Qualifications
Mr. Symancyk's nomination is supported by his executive experience, including as a leading retail chief executive officer, his financial and operational experience, and his deep understanding of the retail industry.



Age: 56
Director since: 2023
Committees:
- Audit
- Human Capital & Compensation

Steven E. Voskuil INDEPENDENT DIRECTOR

Career Highlights
- Senior Vice President and Chief Financial Officer (2019 to present) of The Hershey Company ("Hershey"), a global confectionary leader
- Senior Vice President and Chief Financial Officer (2014 to 2019) of Avanos Medical, Inc. (previously Halyard Health, Inc.) ("Avanos"), a publicly traded global medical device company serving healthcare needs in more than 90 countries, after he led Avanos' successful spin-off from Kimberly-Clark Corporation ("Kimberly-Clark") in 2014
- Prior to Avanos, he worked for 23 years at Kimberly-Clark, including serving as Chief Financial Officer of Kimberly-Clark International and Vice President and Treasurer of Kimberly-Clark
- Since 2023, Mr. Voskuil has served on the Economic and Community Advisory Council for the Federal Reserve Bank of Philadelphia, and currently as Vice Chairman

Education
Mr. Voskuil received a B.B.A. in Finance from the University of Wisconsin, and has a Master's degree in Management from the Stanford Graduate School of Business.

Key Qualifications
Mr. Voskuil's nomination is supported by his extensive financial (including capital allocation) and executive experience, including as chief financial officer of a Fortune 500 company, his international business experience and his consumer products experience. At Hershey, Mr. Voskuil is responsible for leading Hershey's global finance organization, including financial planning and analysis, accounting and reporting, tax, treasury, internal audit and investor relations.

WE RECOMMEND THAT YOU VOTE "FOR" THE ELECTION OF EACH NOMINEE TO OUR BOARD OF DIRECTORS.

Director Independence

The Board has determined that each of the individuals nominated to serve on the Board (except for Ms. Boswell, our Chief Executive Officer) has no material relationship with the Company other than in his or her capacity as a director of the Company and that each is "independent" in accordance with applicable NYSE standards. The Board also determined that each of Patricia Bellinger and Michael Morris, who retired from the Board effective on June 27, 2024, and Thomas Kuhn, who resigned from the Board effective on April 20, 2024, was "independent" in accordance with applicable NYSE standards during the time each such person served on the Board during fiscal 2024. If all director nominees are elected to serve as our directors at our 2025 annual meeting, independent directors will continue to constitute 90% of our Board.

In making these determinations, the Board took into account all factors and circumstances that it considered relevant, including, where applicable, the existence of any employment relationship between the director or a member of the director's immediate family and the Company; whether within the past three years the director or a member of the director's immediate family has served as an executive officer of the Company; whether the director or a member of the director's immediate family has received, during any 12-month period within the last three years, direct compensation from the Company in excess of $120,000 (other than compensation in respect of such person's service on the Board); whether the director or a member of the director's immediate family has been, within the last three years, a partner or an employee of the Company's internal or external auditors; and whether the director or a member of the director's immediate family is employed by an entity that is engaged in business dealings with the Company that exceed the greater of $1 million or 2% of such entity's consolidated gross revenues. The Board has not adopted categorical standards with respect to director independence. The Board believes that it is more appropriate to make independence determinations on a case-by-case basis in light of all relevant factors.

The Board considered Ms. Nash's service as the Executive Chair and/or Interim Chief Executive Officer of the Company during the period from February 22, 2022, through January 28, 2023, and the one-time award of restricted stock units ("RSUs") to Ms. Nash on March 10, 2022, that vested over three years (as described under the heading "Compensation-Related Matters— Compensation Discussion and Analysis—Compensation for NEOs—2022 Nash Equity Award" in the Company's 2023 proxy statement as filed with the Commission on April 18, 2023) and determined, in accordance with the applicable NYSE standards, that such service as an interim executive officer and compensation, as well as the one-time nature of the award, did not disqualify Ms. Nash from being an independent director following the end of such service.

Board Refreshment and Selection of Director Nominees

The Company believes that an effective Board consists of individuals who possess a variety of complementary skills, a range of tenures, a diversity of perspectives and expertise in key areas supporting our business and evolving strategy. Accordingly, the Nominating & Governance Committee and the Board consider the performance, contributions, skills and experience of our Board members in the broader context of the Board's overall composition, with a view toward constituting a Board that has the integrity, judgment, skill set, experience and other characteristics to oversee the broad set of challenges that the Company faces and evaluate management on executing the Company's strategy. Refreshment of the Board promotes the long-term interests of our shareholders and strengthens Board and management accountability.

> *The Board has in place a robust refreshment process. If all nominees are elected to serve as directors at the 2025 annual meeting, 90% of the Company's directors will have joined the Board in 2019 or later, and the average director tenure on our Board will be 4.2 years.*

In assessing new individuals to serve as directors and committee members, the Nominating & Governance Committee takes into account the qualifications of existing directors for continuing service or re-nomination, which may be affected by, among other things, the quality of their contributions, their attendance records, changes in their primary employment or other business affiliations, the number of boards of publicly traded companies on which they serve or other competing demands on their time and attention. While the Board has not established any specific minimum qualifications for director nominees, as indicated in the Company's corporate governance principles, the directors and any potential nominees should possess the integrity, judgment, skills, experience and other characteristics that are deemed necessary or desirable for the effective performance of the Board's oversight function. Certain of the skills, qualifications and particular areas of expertise considered with respect to the members of the Board are summarized under the heading "Election of Directors—The Board's 2025 Director Nominees" and in the director biographies found on pages 5 through 16 of this proxy statement. The Company's corporate governance principles provide that the Board will be composed of members of diverse backgrounds. The Nominating & Governance Committee considers the diversity of experience, background and expertise of the current directors and areas where new directors might add additional perspectives as factors in the selection of Board nominees.

The Nominating & Governance Committee does not have a formal policy regarding the consideration of director candidates recommended by shareholders. The Board believes that it is more appropriate to provide the Nominating & Governance Committee flexibility in evaluating shareholder recommendations. In the event that a director nominee is recommended by a shareholder, the Nominating & Governance Committee will give due consideration to the director nominee and will use the same criteria used for evaluating individuals nominated by the Board, in addition to considering the information relating to the director nominee provided by the shareholder.

Corporate Governance

The Company has a long-standing commitment to strong corporate governance, which promotes the long-term interests of our shareholders, strengthens Board and management accountability and helps build stakeholder trust in the Company. The Board regularly reviews the Company's major governance documents, policies and processes in the context of current governance trends, recognized best practices and legal and regulatory changes.

The following sections provide an overview of our corporate governance structure, policies and processes, including key aspects of our Board's and its committees' operations.

Corporate Governance Highlights

INDEPENDENT BOARD OVERSIGHT

Majority Independent Board	Our Board includes ten members, nine of whom are independent, including our independent Board Chair.
Separate Board Chair and CEO Roles	The Chief Executive Officer and Board Chair have been two separate people since March 2020 (other than from May 2022 to November 2022 when Ms. Nash served as our Interim Chief Executive Officer). The Chief Executive Officer and Board Chair roles are required to be separated pursuant to our Nominating & Governance Committee charter.
Independent Board Committees	Each of our standing Board committees is composed solely of independent directors.
Oversight of Critical Matters	Our Board oversees the Company's strategy, capital structure (including capital allocation), risk management, financial and other controls, legal and regulatory, ethics and compliance, technology, cybersecurity, data security, culture and sustainability matters.
Management Succession	Our Board regularly reviews succession plans for our Chief Executive Officer and other senior management positions.
Independent Executive Sessions	At every regular Board meeting, time is set aside for the independent directors to meet in executive session.

SHAREHOLDER RIGHTS AND ACCOUNTABILITY

Annual Board Elections	All directors are elected annually. We do not have a classified Board.
Majority Voting Requirements	Neither our Certificate of Incorporation nor our Amended and Restated Bylaws (the "Bylaws") has a supermajority voting requirement.
Proxy Access	Our Bylaws include proxy access rights, permitting up to 20 shareholders owning 3% or more of the outstanding shares of the Company's common stock continuously for at least three years to nominate the greater of two directors or up to 20% of our Board and include those nominees in our proxy materials.
Shareholder Ability to Call Special Meetings	Shareholders who own at least 25% of the outstanding shares of the Company's common stock may call a special meeting of shareholders.
Majority Voting Standard for Uncontested Director Elections	In uncontested director elections, directors are elected by a majority of votes cast.
No Shareholder Rights Plan	We do not have a shareholder rights plan / "poison pill" in effect.

BOARD STRUCTURE

Director Nominee Qualifications and Skills	We believe that our director nominees, as a whole, possess the optimal mix of qualifications, skills and experience.
Director Overboarding Policy	Under the Company's corporate governance principles, directors may serve on no more than four public company boards (including the Company's Board), and any director who is also a named executive officer of another public company may serve on no more than two public company boards (including the Company's Board).
Annual Self-assessments	The Board and its committees perform annual self-assessments to enhance performance.

Board Leadership Structure

Ms. Boswell serves as Chief Executive Officer and Ms. Nash serves as Chair of the Board. Ms. Nash, who has chaired our Board since May 2020, served as independent Board Chair throughout fiscal 2024. The charter of the Nominating & Governance Committee provides that the positions of Chair of the Board and Chief Executive Officer will be held by different persons. If the Chair of the Board is not an independent director, our corporate governance principles further provide that an independent director will be appointed by the independent directors of the Board as the lead independent director (the "Lead Independent Director"). If a Lead Independent Director is appointed, the Lead Independent Director will have the following responsibilities:

- preside at all meetings of the Board at which the Chair of the Board is not present, including executive sessions of the independent and non-management directors;
- serve as liaison between the Chair of the Board and the independent and non-management directors;
- approve information sent to the Board;
- collaborate with the Chair of the Board to set meeting agendas for the Board;
- approve meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- have the authority to call meetings of the independent and non-management directors;
- if requested by major shareholders, ensure that he or she is available for consultation and direct communication;
- assist the Chair of the Board and the Board in assuring compliance with and implementation of the Company's corporate governance principles; and
- perform any other duties that may be deemed appropriate or necessary by the Board.

Given that we currently have an independent Chair of the Board, we do not have a Lead Independent Director.

The Board believes that the separated roles of Chair of the Board and Chief Executive Officer, and the significant responsibilities of a Lead Independent Director in the event that the Chair of the Board is not independent, provide an appropriate balance between leadership and independent oversight.

Meeting Attendance

Our Board held six meetings during fiscal 2024. During fiscal 2024, all of the then-current directors attended 75% or more of the total number of meetings of the Board and of the committees of the Board on which they served. Each director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of the director's duties, including by attending meetings of the Board and the committees of which the director is a member.

The Company does not have a formal policy regarding attendance by members of the Board at the Company's annual meeting of shareholders. However, it encourages directors to attend and historically nearly all have done so. All of the then-current Board members, other than Ms. Bellinger and Mr. Morris, attended the 2024 annual meeting of shareholders.

Committees of the Board

During fiscal 2024, the Board had a standing Audit Committee, Human Capital & Compensation ("HCC") Committee and Nominating & Governance Committee. The charters for the Audit, HCC and Nominating & Governance Committees are available on the Company's website at *www.bbwinc.com* (see the "Investors" link followed by the "Committee Charters and Governance Materials" link). The current members of our committees, the principal roles and responsibilities of each committee and the number of meetings each committee held during fiscal 2024 are reflected below. Each member of each committee during fiscal 2024 was, and each current member continues to be, independent in accordance with the Company's corporate governance principles and applicable NYSE standards and Commission rules.

Audit Committee

Chair
Steven Voskuil

Other Members
Francis Hondal
Juan Rajlin
Stephen Steinour
J.K. Symancyk

Number of Meetings in Fiscal 2024
8

Principal Roles and Responsibilities

- Oversees the integrity of the Company's financial statements and internal controls
- Reviews significant legal and regulatory matters affecting the Company as well as significant matters arising under the Company's code of conduct
- Oversees the Company's ethics and compliance function, including at least quarterly reports to the committee
- Oversees the qualifications, independence and performance of the Company's independent auditors
- Oversees the performance of the Company's internal audit function
- Oversees the Company's enterprise risk management program and has primary responsibility for oversight of the Company's policies and practices with respect to risk assessment and risk management, including the Company's policies and practices with respect to cybersecurity risk and the Company's data security policies

The Board has determined that each of the Audit Committee members qualifies as an "audit committee financial expert" within the meaning of the regulations promulgated by the Commission.

Human Capital & Compensation Committee

Chair
Francis Hondal

Other Members
Alessandro Bogliolo
Lucy Brady
Danielle Lee
Stephen Steinour
Steven Voskuil

Number of Meetings in Fiscal 2024
7

Principal Roles and Responsibilities

- Reviews the key workforce management and human capital policies and practices of the Company
- Reviews the Company's programs for executive and management level development
- Oversees the Company's compensation and benefits philosophy, policies and programs
- Evaluates the Chief Executive Officer's performance and approves the Chief Executive Officer's compensation
- Oversees the compensation structure for other executive officers of the Company and, based on the recommendations of the Company's Chief Executive Officer, approves such officers' compensation
- Reviews, approves and oversees the stock ownership guidelines for the Company's executive officers and directors and any other associates of the Company as the HCC Committee deems appropriate
- Evaluates and recommends for approval by the Board compensation for the Company's directors
- Administers any Company policies related to the clawback, forfeiture, recoupment or recovery of compensation
- Conducts an annual review and risk assessment of the Company's compensation policies and practices
- Monitors the independence of the committee's compensation consultant

The HCC Committee may delegate its authority to subcommittees or the Chair of the HCC Committee as it deems appropriate and in the best interests of the Company, provided that periodic reports by the parties receiving any such delegation are made to the full HCC Committee in accordance with the terms of the delegation. In accordance with its charter, the HCC Committee may also delegate to one or more Company officers its authority to make stock awards to any individual who is not an executive officer of the Company. The HCC Committee has delegated to our Chief Human Resources Officer the authority to make stock awards under the provisions of the Company's 2020 Stock Option and Performance Incentive Plan (the "2020 Plan") with a value up to $500,000 in any year to any associate who is not a Section 16 officer of the Company.

Nominating & Governance Committee

Chair
Alessandro Bogliolo

Other Members
Lucy Brady
Danielle Lee
Juan Rajlin
J.K. Symancyk

Number of Meetings in Fiscal 2024
4

Principal Roles and Responsibilities

- Actively engages in the ongoing review of the composition of the Board and opportunities for Board refreshment
- Recommends criteria for the selection of the candidates to the Board and its committees, and identifies and recommends to the Board candidates who are qualified to serve on the Board and its committees
- Considers and reviews the qualifications of any individual nominated for election to the Board by shareholders and is responsible for proposing a slate of candidates for election as directors at each annual meeting of shareholders
- Oversees the evaluation of the performance of the Board and its committees and recommends ways to improve Board and committee performance
- Reviews the Company's actions in furtherance of its corporate social responsibility, including sustainability and philanthropic initiatives
- Develops and reviews, at least annually, the Company's corporate governance policies, practices and procedures to ensure they reflect evolving best practices
- Reviews the composition, size, structure, practices, policies and activities of the Board and its committees
- Reviews the independence of directors
- Oversees orientation programs and continuing education opportunities for directors

Board and Committee Evaluations

To ensure that the Board and its committees remain effective, the Nominating & Governance Committee oversees a robust annual evaluation of the Board, the Audit Committee, the HCC Committee and the Nominating & Governance Committee and recommends ways to improve performance. At least annually, each of the Audit Committee, the HCC Committee and the Nominating & Governance Committee evaluates its own performance and reports to the Board on such evaluation. The full Board also engages in self-evaluation at least annually.

Meetings of Independent Directors

The independent directors on the Board meet in regular executive sessions. Ms. Nash serves as the chair of those meetings. Ms. Boswell does not attend any meetings of the independent directors.

Board Role in Strategic Planning and Capital Structure

Our Board plays an important role in the Company's strategic planning process through dedicated strategy sessions that occur at least annually as well as active engagement with Company management regarding the Company's strategy at each regular Board meeting. The Board regularly reviews the Company's capital structure with a view toward long-term value creation for the Company's shareholders. As discussed under the heading "Election of Directors—The Board's 2025 Director Nominees," beginning on page 5 of this proxy statement, our director nominees possess specific qualifications, skills and experience that support the Company's strategy.

Board Role in Risk Oversight

The Board as a whole has responsibility for risk oversight, with a focus on the most significant risks facing the Company, including strategic, competitive, economic, operational, legal, regulatory, sustainability and compliance risks. In addition, certain committees of the Board have been assigned oversight of risk areas that are particularly relevant to their respective areas of responsibility and oversight. For example, the Audit Committee oversees our enterprise risk management program and reviews policies and practices with respect to risk assessment and risk management, including discussing with management the Company's major financial risk exposures and the steps that have been taken to monitor and control such exposures. The Audit Committee also reviews policies and practices with respect to cybersecurity risk and the Company's data security policies. The HCC Committee considers the risks to our business associated with our compensation policies and practices from the perspective of enterprise risk. The HCC Committee is also responsible for overseeing any allegation of any claim of discrimination, harassment or retaliation that presents a material risk to the Company. The Nominating & Governance Committee reviews the Company's corporate governance structure, director succession matters and sustainability matters. All committees report to the full Board on risk matters as appropriate. The nature and effect of the risks faced by our Company vary in many ways. The potential impact of some risks may be minor, and accordingly, as a matter of business judgment, allocating significant resources to avoid or mitigate a minor potential adverse impact may not be prudent. In some cases, a higher degree of risk may be acceptable. As such, the amount of oversight of the Board for different types of risk depends on the nature of the risk.

The risk oversight responsibility of the Board and its committees is supported by our management reporting processes, which are designed to provide visibility to the Board to those Company personnel responsible for risk assessment, including our Chief Legal Officer, who also serves as our Chief Compliance Officer and reports to the Chief Executive Officer, and to provide information about management's identification, assessment and mitigation strategies for critical risks. Our management team is responsible for day-to-day risk management. This includes identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, reputational, financial, operational, legal, compliance and reporting levels. The Board maintains an open dialogue with, has regular access to, and receives ongoing updates from, management and, when appropriate, outside advisors and experts, with respect to any potential risks identified by management. The Board believes that this division of responsibilities among the Board, its committees and management allow us to appropriately monitor risks over the short, intermediate and long-term.

Code of Conduct, Insider Trading, Governance Documents and Related Person Transactions

The Company has a code of conduct that is applicable to all of our associates, officers and directors. Any amendments to the code or any waivers from any provisions of the code granted to executive officers or directors will be promptly disclosed to shareholders through posting on the Company's website at *www.bbwinc.com*.

The Company maintains an Insider Trading Policy governing all transactions in the Company's securities by our directors and associates (including officers), as well as any other person designated by the Chief Legal Officer or Chief Financial Officer. The Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards. For further discussion on our Insider Trading Policy and practices related to compensation and equity, see "Compensation-related Matters—Compensation Discussion and Analysis—Executive Compensation Philosophy—Executive Compensation Best Practices" on page 36 of this proxy statement. A copy of our insider trading policy was filed as Exhibit 19 to the 2024 10-K.

Under the Company's related person transaction policy, subject to certain exceptions, directors and executive officers of the Company are required to notify the Company's Corporate Secretary of any potential financial or commercial transaction, agreement or relationship involving the Company in which a director or executive officer, his or her immediate family members or a 5% beneficial owner of the Company's common stock has a direct or indirect material interest. Each such transaction must be approved by the Board or a committee consisting solely of independent directors after consideration of all material facts and circumstances.

Based on the information provided by the Company's officers and directors and assessments by the Company's management, there were no such related person transactions during fiscal 2024.

The Company's code of conduct, corporate governance principles and related person transaction policy, as well as the charters of the Audit Committee, HCC Committee and Nominating & Governance Committee, are available on the Company's website at *www.bbwinc.com* (see the "Investors" link followed by the "Committee Charters and Governance Materials" link). Shareholders may also request a copy of any such document from: Bath & Body Works, Inc., Attention: Corporate Secretary, Three Limited Parkway, Columbus, Ohio 43230.

Human Capital & Compensation Committee Participation and Interlocks

No person who has served as a member of the Human Capital & Compensation Committee during the last fiscal year is a former or current officer of the Company or any of its subsidiaries. None of our executive officers serve as a member of a board of directors or compensation committee of any other company that has one or more executive officers who serve on our Board or the Human Capital & Compensation Committee.

Director Stock Ownership Guidelines

All independent directors are required to own Company common stock with a value equal to six times the amount of their annual cash retainer by October 2028. All members of our Board are either in compliance with the guidelines or are on track to comply with the guidelines within the required time frame. For a discussion of the stock ownership guidelines that apply to our executive officers, see "Compensation-related Matters—Compensation Discussion and Analysis—Compensation Governance— Executive Stock Ownership Guidelines" on page 47 of this proxy statement.

We require our directors to own Company common stock with a value equal to 6X their annual cash retainer

Contacting the Board

The Board provides a process for interested parties to send communications to the full Board, the Chair of the Board, the independent directors and any committee of the Board. The Board, any Board committee or any individual director may be contacted by writing to the Board, committee or director, as applicable, c/o Bath & Body Works, Inc., Three Limited Parkway, Columbus, Ohio 43230, Attention: Corporate Secretary, or by sending an email to *boardofdirectors@bbw.com*. Communications that are not related to a director's duties and responsibilities as a Board or committee member may be excluded by the Office of the Chief Legal Officer, including, without limitation, solicitations and advertisements; junk mail; product-related communications; job referral materials such as resumes; surveys; and any other material that is determined to be illegal or otherwise inappropriate. The directors to whom such information is addressed are informed that the information has been removed and that it will be made available to such directors upon request.

Fiscal 2024 Director Compensation

The following table sets forth compensation earned by the individuals who served as directors of the Company during fiscal 2024 (other than Ms. Boswell, who, as a Company associate, receives no additional compensation for her service on the Board).

	FEES EARNED OR PAID IN CASH[1]	STOCK AWARDS ($)[2]	TOTAL ($)
Bellinger, Patricia[3]	$ 73,695	$ 0	$ 73,695
Bogliolo, Alessandro	$157,033	$147,033	$304,066
Brady, Lucy	$145,000	$147,033	$292,033
Hondal, Francis	$165,041	$147,033	$312,074
Kuhn, Thomas J.[3]	$ 30,675	$ 0	$ 30,675
Lee, Danielle	$145,000	$147,033	$292,033
Morris, Michael[3]	$ 77,679	$ 0	$ 77,679
Nash, Sarah	$250,000	$245,030	$495,030
Rajlin, Juan	$145,000	$147,033	$292,033
Steinour, Stephen	$157,967	$147,033	$305,000
Symancyk, J.K.	$145,000	$147,033	$292,033
Voskuil, Steve	$165,041	$147,033	$312,074

(1) Directors (other than the Board Chair) received an annual cash retainer of $100,000. Ms. Nash, as Board Chair, received an annual cash retainer of $250,000. Directors received an additional annual cash retainer of $25,000 for membership on the Audit Committee and HCC Committee and $20,000 for membership on the Nominating & Governance Committee. The Audit Committee and HCC Committee Chairs received an additional $25,000. The Nominating & Governance Committee Chair received an additional $20,000.

(2) Directors (other than the Board Chair) received an annual stock retainer of $150,000. Ms. Nash, as Board Chair, received an annual stock retainer of $250,000. Stock retainers were granted under the 2020 Plan and vest one year following the grant date, generally subject to the director's continued service on the Board through the vesting date. The number of RSUs granted was calculated based on the fair market value of the Company's common stock on the date the RSUs were granted. The value of stock awards reflects the aggregate grant date fair value, excluding estimated forfeitures, computed in accordance with Accounting Standards Codification ("ASC") Topic 718 Compensation—Stock Compensation, for each award. See Note 14 to the Company's consolidated financial statements filed in the Company's 2024 10-K for a discussion of the Company's assumptions in determining the aggregate grant date fair value of these awards.

(3) Each of Ms. Bellinger and Mr. Morris retired from the Board effective June 27, 2024 and Mr. Kuhn resigned from the Board effective April 20, 2024. Cash payments were pro-rated based on the number of days of Board service, as applicable.

Ratification of the Appointment of Independent Registered Public Accounting Firm
(Item 2 on the Proxy Card)

The Audit Committee has appointed Ernst & Young LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending January 31, 2026. Ernst & Young LLP has been retained as the Company's independent registered public accounting firm continuously since 2003.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm. The Audit Committee is also responsible for approving the fees associated with the Company's retention of Ernst & Young LLP. In accordance with the Commission's rules, Ernst & Young LLP's lead engagement partner rotates every five years. The Audit Committee is directly involved in the selection of Ernst & Young LLP's lead engagement partner. In addition, the Audit Committee evaluates Ernst & Young LLP's qualifications, performance and independence and presents its conclusions on these matters to the Board on at least an annual basis, and annually considers whether to continue its engagement of Ernst & Young LLP.

The members of the Audit Committee and the Board believe that the continued retention of Ernst & Young LLP to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders. We are asking you to ratify Ernst & Young LLP's appointment, although your ratification is not required. The Audit Committee intends to carefully consider the results of the vote. If the shareholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider Ernst & Young LLP's selection. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders. A representative of Ernst & Young LLP will be present at the annual meeting, will have the opportunity to make a statement and will be available to respond to appropriate questions.

Additional information concerning the Company's engagement of Ernst & Young LLP is included under the heading "Independent Registered Public Accounting Firm's Fees" on page 28 of this proxy statement.

WE RECOMMEND THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Report of the Audit Committee

As provided in our written charter, the Audit Committee is instrumental in the Board's fulfillment of its oversight responsibilities relating to (i) the integrity of the Company's financial statements and internal controls, (ii) the Company's compliance with legal and regulatory requirements, (iii) the qualifications, independence and performance of the Company's independent auditors and (iv) the performance of the Company's internal audit function.

It is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP"). This is the responsibility of management and the independent auditors. Furthermore, while we are responsible for reviewing the Company's policies and practices with respect to risk assessment and risk management, it is the responsibility of the Chief Executive Officer and senior management to determine the appropriate level of the Company's exposure to risk.

We have reviewed and discussed the Company's audited financial statements as of and for the year ended February 1, 2025, and met with both management and the Company's independent auditors to discuss the financial statements. Management has represented to us that the financial statements were prepared in accordance with GAAP. We have reviewed with the internal auditors and independent auditors the overall scope and plans for their respective audits. We also met with the internal auditors and independent auditors, with and without management present, to discuss the results of their examinations and their evaluations of the Company's internal controls.

We have also discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the Commission. The Company's independent auditors also provided to us the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent auditor's communications with the audit committee concerning independence, and we discussed with the independent auditors their independence from the Company. We considered whether the provision of non-audit services by the independent auditors to the Company is compatible with maintaining their independence.

Based on the reviews and discussions summarized in this Report, and subject to the limitations on our role and responsibilities, certain of which are referred to above and in the Audit Committee charter, we recommended to the Board that the Company's audited financial statements be included in the Company's 2024 10-K for filing with the Commission.

We have appointed Ernst & Young LLP as the Company's independent registered public accounting firm.

Audit Committee

Steven Voskuil, Chair
Francis Hondal
Juan Rajlin
Stephen Steinour
J.K. Symancyk

Independent Registered Public Accounting Firm's Fees

During fiscal 2024, Ernst & Young LLP served as the Company's independent registered public accounting firm and, in that capacity, rendered an opinion on our consolidated financial statements as of and for the fiscal year ended February 1, 2025. The Audit Committee has selected Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2025.

Audit and Other Fees

The following table presents fees billed or expected to be billed for services rendered by Ernst & Young LLP for fiscal 2024 and 2023 (amounts in thousands):

	FISCAL 2024 ($)	FISCAL 2023 ($)
Audit Fees[1]	3,869	4,557
Audit-related Fees[2]	133	356
Tax Fees[3]	0	0
All Other Fees	0	0
Total Fees	4,002	4,913

(1) "Audit Fees" consist of fees for professional services rendered by Ernst & Young LLP in connection with the audit of our consolidated financial statements and reviews of our unaudited consolidated interim financial statements, as well as fees for services that generally only the independent auditor can reasonably be expected to provide, including comfort letters and consultations regarding financial accounting and/or reporting standards. These amounts also include fees for services rendered in connection with the audit of our internal control over financial reporting and fees for services rendered in connection with statutory audits of our international subsidiaries' financial statements.

(2) "Audit-related Fees" consist of assurance and related services that are traditionally performed by the independent auditor and include audits of employee benefit plans, agreed upon procedures and other attest engagements not required by statute or regulation.

(3) "Tax Fees" consist of tax compliance and advisory services.

Pre-approval Policies and Procedures

Our Audit Committee is required to pre-approve the audit and non-audit services performed by Ernst & Young LLP in order to ensure that these services do not impair Ernst & Young LLP's independence from us. We maintain an auditor independence policy that, among other things, mandates that our Audit Committee annually pre-approves all audit and permitted non-audit services expected to be performed each year by Ernst & Young LLP and the related fees. This policy also mandates that we may not enter into engagements with Ernst & Young LLP for other permissible non-audit services without the express pre-approval of the Audit Committee. In accordance with this policy, the Audit Committee pre-approved all services performed by Ernst & Young LLP in fiscal 2024 and 2023.

Information About Our Executive Officers

Set forth below is the name, age (as of April 25, 2025) and certain information regarding each of our executive officers, other than Ms. Boswell whose biographical information is presented on page 8 of this proxy statement under the heading "Election of Directors—The Board's 2025 Director Nominees."



Age: 58

Eva Boratto   CHIEF FINANCIAL OFFICER

Career Highlights
- Chief Financial Officer (August 2023 to present). Ms. Boratto, a seasoned executive with over three decades of financial and operational experience at both public and private companies, oversees the Company's global finance organization and real estate group.
- Chief Financial Officer (February 2022 to July 2023) of Opentrons Labworks, Inc., a privately held life sciences company.
- Executive Vice President and Chief Financial Officer (November 2018 to May 2021); Executive Vice President, Controller and Chief Accounting Officer (2017 to 2018); Senior Vice President and Chief Accounting Officer (2013 to 2017); and Senior Vice President for Pharmacy Benefit Management Finance (2010 to 2013) with CVS Health Corporation ("CVS Health"), a leading health solutions company with more than 300,000 employees and over 9,000 retail locations. During her tenure at CVS Health, Ms. Boratto held roles with increasing responsibility and was critical to the development of the company's growth plan, including investment in digitization efforts and new businesses, and supporting the integration of CVS Health's transformative acquisition of Aetna.
- Earlier in her career, she spent 20 years at Merck & Co., Inc. in a number of leadership roles, including vice president and U.S. market finance leader.

Public Company Boards
United Parcel Service Inc. ("UPS"), including as chair of UPS's audit committee, since 2020

Education
Ms. Boratto earned a B.S. in Accounting and Economics from Rutgers University and an M.B.A. from Drexel University.



Age: 58

Tom Mazurek

CHIEF SUPPLY CHAIN OFFICER

Career Highlights

- Chief Supply Chain Officer (May 2022 to present). Mr. Mazurek has more than two decades of experience in product development, production and manufacturing and leads teams responsible for collaborating with merchants and the design function to bring products to life. He also manages all commercial product development including R&D and engineering, in addition to all manufacturing and sourcing across a diverse global base of supply and leads the Company's enterprise sustainability strategies and initiatives.
- Mr. Mazurek joined the Company in 2000 and throughout his tenure, he has taken on progressively larger roles and initiatives, including being a key contributor to Beauty Park, a business park that includes several of the Company's key manufacturing partners within close proximity to the Company's central Ohio distribution centers and headquarters.
- Earlier in his career, Mr. Mazurek worked in operational roles with Hasbro and Mattel.

Education

Mr. Mazurek earned a B.S. degree from Fordham University in New York City and an M.B.A. from The University at Buffalo.



Age: 58

Michael Wu

CHIEF LEGAL OFFICER AND
CORPORATE SECRETARY

Career Highlights

- Chief Legal Officer and Corporate Secretary (May 2021 to present). Mr. Wu oversees the Company's legal, ethics and compliance, regulatory compliance, trade compliance and environmental, health and safety teams. Mr. Wu is a four-time public company general counsel and corporate secretary with nearly 30 years of experience in growth companies and retail. He has deep expertise in corporate governance, corporate social responsibility, compliance and risk management, as well as in securities, mergers and acquisitions and international expansion.
- Prior to joining the Company, Mr. Wu served as Chief Legal Officer and Corporate Secretary (2019 to 2020) for Madewell, a clothing brand and a division of J. Crew, where he drove the company's preparation for an initial public offering and spin-off.
- He served as General Counsel at Carter's, a leading children's apparel company, from 2014 to 2019; Rosetta Stone, an education technology software company, from 2006 to 2014, where he led the company's initial public offering and listing on the NYSE; and Teleglobe, an international telecommunications company, from 2003 to 2006, where he led the company's acquisition of ITXC and the listing of the combined company on NASDAQ and the sale of the company to Tata Communications.

Education

Mr. Wu earned an undergraduate degree from Emory University and a juris doctorate degree from the University of Virginia School of Law.

Advisory Vote to Approve Named Executive Officer Compensation (Item 3 on the Proxy Card)

We are providing our shareholders with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our NEOs as disclosed in this proxy statement in accordance with the Commission's rules. This proposal, which is commonly referred to as the "say-on-pay" proposal, is required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), which added Section 14A to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

We conduct our "say-on-pay" advisory vote on an annual basis to provide our shareholders with the ability to regularly express a view on our executive compensation program and practices. Accordingly, we are providing our shareholders with the opportunity to cast an advisory vote on the fiscal 2024 compensation of our NEOs as disclosed in this proxy statement, including the Compensation Discussion and Analysis and the compensation tables and other related disclosures. The next advisory vote to approve the compensation of our named executive officers will be at our 2026 annual meeting of shareholders.

The Board is asking our shareholders to approve a non-binding advisory vote on the following resolution. While this vote is advisory and therefore not binding on the Company, the Board and the HCC Committee value the opinions of our shareholders.

THERE IS ALIGNMENT BETWEEN OUR PERFORMANCE, OUR SHAREHOLDERS' INTERESTS AND OUR NEOS' PAY; THEREFORE, WE RECOMMEND THAT YOU VOTE "FOR" THIS PROPOSAL.

Compensation-related Matters

Compensation Discussion and Analysis

This Compensation Discussion and Analysis section (referred to as the "CD&A") summarizes our general philosophy regarding the compensation of our NEOs for fiscal 2024 and describes in detail the compensation paid to our NEOs for fiscal 2024. The CD&A provides context for the executive compensation disclosures presented below in both tabular and narrative forms.

Named Executive Officers

Our success is built on the leadership of our executive team with significant industry experience. Our fiscal 2024 NEOs are as follows:

NAMED EXECUTIVE OFFICER	TITLE
Gina Boswell	Chief Executive Officer
Eva Boratto	Chief Financial Officer
Michael Wu	Chief Legal Officer and Corporate Secretary
Tom Mazurek	Chief Supply Chain Officer
Julie Rosen[1]	Former President, Retail
Deon Riley[2]	Former Chief Human Resources Officer

(1) Ms. Rosen ceased serving as President, Retail effective as of September 25, 2024.

(2) Ms. Riley ceased serving as Chief Human Resources Officer effective as of January 31, 2025.

Executing on Our Strategy to Deliver Top- and Bottom-Line Growth and Long-Term Shareholder Value Through our Strategic Priorities

☑	Elevating the brand through innovation and upgrades to our forms, packaging and merchandising
☑	Extending our reach through new category adjacencies (e.g., Men's, Laundry, Hair Care and Lip) and international growth
☑	Deepening engagement with our customers by fully leveraging the strengths of our loyalty program, enhanced technology and more personalization
☑	Enabling a seamless omnichannel experience by advancing our digital platforms and integrating them with our stores
☑	Enhancing operational excellence to drive efficiency

Fiscal 2024 Financial and Business Overview

We are a leading global omnichannel consumer products company focused on personal care and home fragrance. As one of the premier fragrance companies in the world, we deliver customers their favorite fragrances in multiple forms and categories with industry-leading speed and innovation that power our deep customer connections. Our highly differentiated business model, including our predominantly domestic supply chain, and strong relationships with our vendor partners and fragrance houses, enable us to continually deliver newness and meet the demands of our omnichannel customers and changing macro trends with speed and agility.

Bath & Body Works is a world-class brand with a passionate and loyal customer base. As of fiscal year-end 2024, our loyalty program included approximately 39 million active members (which we define as loyalty program members who have purchased at least once directly from the Company during the preceding 12-month period).

We achieved the following financial results during fiscal 2024:

- Net income from continuing operations per diluted share of $3.61
- Adjusted net income from continuing operations per diluted share of $3.29
- Net sales of $7,307 million

    

(1) Adjusted net income from continuing operations per diluted share is a non-GAAP financial measure that reflects the Company's net income from continuing operations per diluted share excluding certain items. Attached as Appendix A are reconciliations of the Company's fiscal 2024, 2023, 2021 and 2020 adjusted net income from continuing operations per diluted share to the Company's fiscal 2024, 2023, 2021 and 2020 GAAP net income from continuing operations per diluted share, as well as other important disclosures regarding non-GAAP financial measures. For fiscal 2022, we did not make any adjustments to net income from continuing operations per diluted share; therefore, for fiscal 2022, adjusted net income from continuing operations per diluted share is equal to our fiscal 2022 GAAP net income from continuing operations per diluted share.

(2) Adjusted operating income is a non-GAAP financial measure. Attached as Appendix A are reconciliations of the company's fiscal 2021 and 2020 adjusted operating income to the Company's fiscal 2021 and 2020 GAAP operating income, as well as other important disclosures regarding non-GAAP financial measures. For fiscal 2024, 2023 and 2022, adjusted operating income is equal to our GAAP operating income.

(3) The Total Shareholder Return chart represents $100 invested in Company stock at the closing price on January 31, 2020, including reinvestment of dividends. Stock prices prior to August 3, 2021, have been adjusted to give effect to the Victoria's Secret & Co. spin-off.

During 2024 we were focused on our three key strategic priorities of (1) accelerating top-line growth, (2) enhancing operational excellence and efficiency, and (3) strengthening our financial positioning and disciplined deployment of capital. During the year, we built momentum and established a strong foundation for long-term growth by successfully executing a number of key strategic initiatives, highlighted below:

- Launched collaborations with leading brands in pop culture, which allow us to deliver highly differentiated storytelling that generates brand awareness with existing and new customers and enhances our cultural relevancy;
- Introduced new product innovations such as Everyday Luxuries, our prestige-inspired line of fine fragrance mists, to attract new customers;
- Grew our active loyalty membership to approximately 39 million members as of February 1, 2025, deepening brand connectivity with our customers;
- Expanded our customer reach by growing category adjacencies such as Men's, Hair, Lip and Laundry; and
- Delivered approximately $155 million of cost reductions as part of our cost optimization work, bringing our two-year total over $300 million, exceeding our initial targets of $200 million.

Fiscal 2024 Compensation Highlights

Our executive compensation program continues to place a significant emphasis on pay-for-performance and provides a meaningful and direct link between the interests of our NEOs and those of our shareholders. We align pay with performance by providing our NEOs with predominantly performance-based compensation, delivered in the form of short-term cash incentives based on key seasonal performance metrics and long-term equity incentives subject to rigorous performance metrics that align with our strategic direction, provide balance between growth and profitability, and are designed to drive shareholder value creation.

The compensation paid to our NEOs for fiscal 2024 as described in detail in this CD&A is directly reflective of the Company's business and operational performance achievements in fiscal 2024. This relationship between pay and performance exemplifies the HCC Committee's commitment to providing compensation for performance that drives our strategic business goals and shareholder value creation.

The following summarizes certain key highlights from our fiscal 2024 executive compensation program:

- ***Our short-term cash incentive program payout continued to align with our financial and strategic performance.*** To more appropriately balance top and bottom line focus, the HCC Committee revised our short-term cash incentive program for fiscal 2024 to include a new absolute net sales metric (weighted 25%), with absolute adjusted operating income (weighted 75%) continuing to serve as the primary performance metric. The short-term cash incentive program for the Spring season paid out above target for our NEOs, with absolute net sales performing below target and operating income performing above target. The short-term cash incentive program for the Fall season paid out below target for our NEOs, with both absolute net sales and operating income performing below target. Overall, short-term cash incentive payout for the year was slightly below target for the NEOs. Sales were impacted significantly by a choppier macro environment than anticipated affecting our business and customership, and by international markets being affected by war in the Middle East. These payouts for 2024 reflect the direct linkage between our NEOs' incentive pay and company performance. See "—Compensation for NEOs—Compensation Components—Short-term Performance-based Incentive Compensation" beginning on page 39 of this proxy statement for more details.

- ***A significant portion of the long-term equity incentives granted to our NEOs in fiscal 2024 were granted subject to challenging performance metrics.*** We redesigned our performance stock unit ("PSU") program in 2023 following discussions with our shareholders to more closely align award payouts with shareholder returns. PSUs are subject to two performance metrics: (i) relative total shareholder return ("TSR") (50%) and (ii) operating income margin (50%), each of which is measured over a cumulative three-year performance period. In addition, all PSUs are subject to a "negative absolute TSR cap," whereby the payout is limited to the target performance level when our absolute TSR is negative over the performance period. The HCC Committee also increased the proportion of our Chief Executive Officer's long-term equity incentive compensation that is subject to performance-based conditions to 60%, thereby enhancing the weighting of performance-based compensation for our Chief Executive Officer. We believe these rigorous performance metrics provide a balance of growth and profitability, support the strategic direction of the Company and ensure alignment with the interests of our shareholders.

Shareholder Engagement

The Board values the input of shareholders on all matters, including our executive compensation programs. We annually provide shareholders with the opportunity to cast an advisory vote on the compensation of the Company's NEOs. The HCC Committee considers the feedback we receive during shareholder engagements, as well as the results of the say-on-pay votes, when reviewing and implementing our executive compensation program. At the 2024 annual meeting of shareholders, 96.05% of the votes cast supported the say-on-pay proposal.

Since the beginning of the calendar year, we have held meetings addressing compensation, in addition to strategy, Board structure and experience, corporate governance and environmental and social concerns with the Company's top shareholders, representing approximately 37% of our outstanding shares as of 2024 year end. We started this outreach in the Fall of 2024, extending invitations to shareholders representing approximately 66% of our outstanding shares as of 2024 year end. We continued to maintain an active dialogue and incorporate their feedback into our ongoing reviews of pay programs for our executives. During fiscal 2024, shareholders were pleased with the actions we took in fiscal year 2023 in response to shareholder feedback.

Executive Compensation Philosophy

Guiding Principles

The HCC Committee oversees an executive compensation program based on the following clear and purposeful guiding principles:

COMPENSATION COMPONENT	OUR PRINCIPLES
Pay Level	• Attract and retain superior leaders in a highly competitive market for talent. • Pay competitively and equitably. • Recognize depth and scope of accountability and complexity of responsibility.
Pay Mix	• Emphasize performance-contingent, long-term equity-based incentive compensation over fixed compensation.
Pay-for-Performance	• Recognize and reward enterprise and individual performance. • Utilize performance metrics that closely align executives' interests with shareholders' interests. • Require NEOs to own a significant amount of the Company's common stock. • For fiscal 2024, set Spring and Fall season goals that reflect the seasonal nature of our business and incent goal achievement in each season. • Create long-term shareholder value through regular achievement of short- and long-term financial strategic goals. • Retain and incent high-performers with a pay mix delivered predominantly through long-term equity incentive awards.

Executive Compensation Best Practices

Our executive compensation practices incorporate the following corporate governance best practices that promote the interests of our shareholders and are consistent with high standards of risk management.

What We Do:

✓ We align our NEOs' pay with company and individual performance and grant incentive awards based on actual results and achievements.

✓ We maintain robust clawback policies as described under the heading "—Compensation Governance—Recovery of Compensation" on page 47 of this proxy statement.

✓ The HCC Committee engages a compensation consultant that is independent of the Company and management to advise on compensation-related matters.

✓ We maintain robust stock ownership guidelines for our NEOs and directors.

✓ Our equity incentive plan requires a minimum vesting period of at least one year for all awards, subject to certain exceptions.

✓ We use appropriate peer group comparisons when determining compensation.

✓ We mitigate undue business risk in compensation programs and, in consultation with the HCC Committee's independent compensation consultant, perform an annual compensation risk assessment.

What We Don't Do:

✗ No tax gross-ups for NEOs to cover excise taxes under Section 4999 of the Internal Revenue Code (the "Code").

✗ Hedging and short-selling of Company securities is prohibited under our insider trading policy.

✗ No pledging of Company stock without advance approval by our Chief Legal Officer. None of the Company's stock held by our NEOs or Board members is pledged.

✗ No re-pricing of stock options without shareholder approval.

✗ No single-trigger vesting of NEO equity awards upon a change in control.

✗ No payments of dividends on unearned awards.

✗ No excessive perquisites provided to our directors and executive officers.

Connecting Pay and Performance

There are two key elements of our executive compensation program design that connect pay to performance. First, our incentive goals are designed to challenge our NEOs to achieve a high level of performance to earn incentives at target levels. When the Company's performance meets and exceeds, or falls short of, these goals, our NEOs' compensation is calibrated accordingly. Second, to further connect executive pay to performance and shareholder interests, we employ a pay mix philosophy that places greater emphasis on performance-based incentive compensation over non-performance-based base salary and RSUs.

The following charts illustrate the pay mix philosophy of our executive compensation program, showing a higher percentage of performance-based incentive compensation.



**CEO
2024 Target Pay**

**Average Non-CEO NEO
2024 Target Pay**[1]

Performance-based
Incentive Compensation

Performance-based
Incentive Compensation

Based on feedback from the Company's shareholders, the HCC Committee increased the proportion of our Chief Executive Officer's long-term equity incentive compensation that is subject to performance-based conditions from 50% in fiscal 2023 to 60% in fiscal 2024. See the disclosure under the heading "—Compensation for NEOs—Compensation Components—Long-term Equity Incentive Compensation— Performance Share Units" beginning on page 42 of this proxy statement for additional information.

- ■ Base Salary
- ■ Long-term Time-vested RSUs
- ■ Short-term Performance-based Incentive Compensation
- ■ Long-term Performance-based Equity Compensation

(1) The Average Non-CEO NEO Target Pay excludes compensation for Ms. Rosen whose employment with the Company ceased effective on October 22, 2024, due to her partial year of employment.

Compensation Comparison

We review our NEO compensation against publicly available data on executive compensation, including compensation paid by a group of peer companies. We use this data to evaluate the competitiveness of our compensation levels, establish an appropriate mix of our NEO compensation elements and ensure our compensation programs properly attract, retain and incentivize highly talented executives who are critical to executing our strategy and business plan.

The HCC Committee annually reviews and approves our peer group used for compensation comparisons (the "Compensation Peer Group") in consultation with the HCC Committee's independent compensation consultant, and with consideration for companies considered to be peers by certain proxy advisory firms, to generally include a balanced mix of the following criteria:

- Businesses that are similar in size and scope (using criteria such as total revenue, market capitalization, global footprint, business and/or merchandise focus);
- Companies that compete with us for executive talent; and
- Companies with similar talent and business model characteristics.

We do not specifically set our NEOs' compensation against our Compensation Peer Group. Instead, we consider peer group comparisons provided by the HCC Committee's independent compensation consultant as one of several factors the HCC Committee uses, along with its business judgment and experience, in setting the pay of our NEOs.

The HCC Committee reviewed the Company's 2024 Compensation Peer Group and determined that no change would be made to that group for 2025. The HCC Committee believes the 2025 Compensation Peer Group closely aligns with our business model and merchandise focus and reflects companies that are similar in size and scope, and that compete with us for executive talent.

2024 COMPENSATION PEER GROUP	
Abercrombie & Fitch Co. [AND]	Sally Beauty Holdings, Inc. [SBH]
American Eagle Outfitters, Inc. [AEO]	Signet Jewelers Limited [SIG]
Coty Inc. [COTY]	Tapestry, Inc. [TPR]
DICK's Sporting Goods, Inc. [DKS]	The Estée Lauder Companies Inc. [EL]
Gap Inc. [GPS]	Tractor Supply Company [TSCO]
lululemon athletica inc. [LULU]	Ulta Beauty, Inc. [ULTA]
Newell Brands Inc. [NWL]	Victoria's Secret & Co. [VSCO]
PVH Corp. [PVH]	Williams-Sonoma, Inc. [WSM]
Ralph Lauren Corporation [RL]	

Compensation for NEOs

Compensation Setting Process

The HCC Committee makes all decisions regarding Chief Executive Officer compensation with advisory input from its independent compensation consultant. Our Chief Executive Officer recommends, and the HCC Committee approves, compensation for the other NEOs, including all grants of stock awards. In making compensation decisions for our NEOs, the HCC Committee takes into consideration input, recommendations and market-based analyses provided by management and the HCC Committee's independent compensation consultant. Target compensation for the NEOs is reviewed annually after the fiscal year closes and is designed to reward historical performance, incent future performance and be competitive with the external market for talent.

Compensation Components

The three principal elements of our executive compensation program are base salary, short-term performance-based cash incentive compensation and long-term equity incentive compensation. Each NEO's base salary is set considering multiple factors described below. For fiscal 2024, all of our NEOs participated in the same short-term performance-based incentive compensation program and long-term equity incentive compensation program. The Company also provides our NEOs with health and welfare benefits, retirement benefits and a limited set of perquisites, in line with market practice and generally focused on managing risk to the enterprise. Additional information about each of these compensation components is provided below.

Base Salary

The following factors are considered in determining any base salary adjustments for our NEOs:

- Scope and responsibility of the NEO's position;
- Achievement of seasonal and annual business goals;
- Level of overall compensation paid by competitors for comparable positions;
- Recruitment, retention and development of leadership talent; and
- Appropriate balancing of the NEO's base salary against their incentive compensation to ensure there is a higher mix of performance-based compensation as a percentage of their total pay mix.

Our NEOs' base salaries for fiscal 2024 are set forth in the following table. Our NEOs' base salaries have not been increased since 2022 and, for fiscal 2024, the HCC Committee determined to again hold base salaries flat. This decision, when coupled with increases in NEO target long-term equity incentive compensation as described under the heading "—Long-term Equity Incentive Compensation" on page 42 of this proxy statement, further enhances the weighting of our NEOs' long-term equity incentive compensation as a percentage of their total pay mix.

NAMED EXECUTIVE OFFICER[1]	FISCAL 2024 BASE SALARY ($)	YEAR OVER YEAR % CHANGE
Ms. Boswell	1,500,000	0%
Ms. Boratto	850,000	0%
Mr. Wu	725,000	0%
Mr. Mazurek	700,000	0%
Ms. Riley	800,000	0%

(1) In fiscal 2024, Ms. Rosen's annual base salary was $1,000,000, which was also unchanged from fiscal 2023.

Short-term Performance-based Incentive Compensation

Short-term performance-based incentive compensation, if earned, is paid in cash pursuant to the Company's Cash Incentive Compensation Performance Plan (the "Cash Incentive Plan"). In fiscal 2024, the Cash Incentive Plan focused on achievement of six-month goals, reflecting our two selling seasons, with the Fall season weighted more heavily because of the importance of the holiday season to our profitability. The use of two six-month performance periods in our plan design reflects our belief that achievement of our short-term goals season after season creates long-term value for our shareholders.

Spring Season **First and Second Quarters** **Weighting: 40%**	**Fall Season** **Third and Fourth Quarters** **Weighting: 60%**

The HCC Committee revised our short-term cash incentive program for fiscal 2024 to include a new absolute net sales metric (weighted 25%), with absolute adjusted operating income (weighted 75%) continuing to serve as the primary performance metric. The HCC Committee incorporated the new absolute net sales metric for the fiscal 2024 short-term cash incentive program based on the importance of returning to net sales growth as part of the Company's strategic initiatives, the desire to balance top- and bottom-line performance in the program, the prevalence of the metric in peer companies' short-term cash incentive programs and the ability of our associates to directly impact performance against the metric.

The HCC Committee carefully considered the Spring and Fall season goals to ensure that our executives were properly incentivized in fiscal 2024, while at the same time incorporating a level of rigor that maintained a strong link between pay and performance. The HCC Committee believes incentive goals for both seasons were set at challenging and meaningful levels.

The charts below show the Spring and Fall season adjusted operating income and net sales goals required to earn short-term performance-based incentive compensation at target, along with the range of performance goals as a percentage of target for threshold and maximum payouts, and actual performance results achieved in fiscal 2024:



2024 STI Results – Spring (40% Weighting)

Performance Metric	Threshold	Target	Maximum	Perf Metric Achievement	Metric Weighted Payout
2024 Operating Income (75%):	$327M	Actual – $370M $358M	$405M	125.5%	94.1%
Payout Percentage:	20%	100%	200%		
2024 Net Sales (25%):	$2,850M	Actual – $2,910M $2,965M	$3,060M	61.8%	15.5%
Payout Percentage:	20%	100%	200%		
				TOTAL:	109.6%

2024 STI Results – Fall (60% Weighting)

Performance Metric	Threshold	Target	Maximum	Perf Metric Achievement	Metric Weighted Payout
2024 Operating Income (75%):	$775M	Actual – $896M $906M	$1,005M	93.9%	70.4%
Payout Percentage:	20%	100%	200%		
2024 Net Sales (25%):	$4,205M	Actual – $4,397M $4,424M	$4,575M	90.2%	22.6%
Payout Percentage:	20%	100%	200%		
				TOTAL:	93.0%

Performance between threshold and target and target and maximum is interpolated to determine the payout percentage beginning at 20% for threshold performance (if achieved) up to 200% at maximum performance. Short-term performance-based incentive compensation targets are set as a percentage of base salary with the amount earned ranging from 0% to 200% of the weighted target incentive, based on the extent to which financial goals are achieved.

The table below shows the short-term performance-based incentive compensation targets as a percentage of base salary for each NEO during fiscal 2024. None of our NEOs received an increase in their target annual incentive compensation opportunities for fiscal 2024 from fiscal 2023. The HCC Committee determined not to increase the short-term performance-based incentive compensation targets for NEOs to enhance the weighting of our NEO's long-term equity incentive compensation as a percentage of their total pay mix. See the disclosure under the heading "—Long-term Equity Incentive Compensation" on page 42 of this proxy statement for additional information.

NAMED EXECUTIVE OFFICER[1]	FISCAL 2024 TARGET ANNUAL INCENTIVE OPPORTUNITY
Ms. Boswell	190%
Ms. Boratto	120%
Mr. Wu	100%
Mr. Mazurek	100%
Ms. Riley	100%

(1) In fiscal 2024, Ms. Rosen's target annual incentive compensation opportunity was 160%, which was also unchanged from fiscal 2023.

The NEOs' payouts for fiscal 2024 performance are set forth below and in the "Non-Equity Incentive Plan Compensation" column of the 2024 Summary Compensation Table on page 49 of this proxy statement.

NAMED EXECUTIVE OFFICER[1]	FISCAL 2024 TARGET INCENTIVE ($)	FISCAL 2024 SPRING INCENTIVE PAYOUT ($)	FISCAL 2024 FALL INCENTIVE PAYOUT ($)	FISCAL 2024 TOTAL PAYOUT ($)	PERCENT OF FISCAL 2024 TARGET (%)
Ms. Boswell	2,850,000	1,249,440	1,590,300	2,839,740	99.6%
Ms. Boratto	1,020,000	447,168	569,160	1,016,328	99.6%
Mr. Wu	725,000	317,840	404,550	722,390	99.6%
Mr. Mazurek	700,000	306,880	390,600	697,480	99.6%
Ms. Riley	800,000	350,720	446,400	797,120	99.6%

(1) Ms. Rosen's employment with the Company ceased on October 22, 2024. She received $701,440 for the fiscal 2024 Spring season incentive payout and received $392,440 for the fiscal 2024 Fall season incentive payout reflecting a pro-rated amount for the season she was terminated pursuant to the terms of her existing agreement with the Company.

Additional Incentive Compensation

To induce Ms. Boratto to join the Company, and consistent with market practice for senior executives and recognizing the competitive market for talent at the time of her hire, she received a one-time cash sign-on bonus in the aggregate amount of $1 million, 50% of which was paid to her during the third quarter of 2023, and the remaining amount was paid to her during the third quarter of 2024 which is subject to repayment to the Company upon certain terminations of employment prior to the second anniversary of her start date. These amounts were paid to Ms. Boratto as replacements for guaranteed compensation she was otherwise forfeiting at her prior employer.

Long-term Equity Incentive Compensation

During fiscal 2024, we granted stock awards to our NEOs under the 2020 Plan, which was approved by our shareholders at our 2020 annual meeting.

Our Fiscal 2024 Long-term Equity Incentive Compensation Design



2024 Long-term Equity Incentive Mix for the Chief Executive Officer

40% RSUs
60% PSUs

Performance Share Units

- 3-year performance period
- Weighted 50% operating income margin; 50% relative TSR
- Includes "negative absolute TSR cap"

2024 Long-term Equity Incentive Mix for NEOs other than the Chief Executive Officer

50% PSUs
50% RSUs

Restricted Share Units

- 3-year vesting period
- Vest 30% one year from the grant date; 30% two years from the grant date; and 40% three years from the grant date

> *Beginning in fiscal year 2024, the proportion of our Chief Executive Officer's long-term equity incentive compensation that is subject to performance-based conditions was increased to 60%, thereby enhancing the alignment of our Chief Executive Officer's long-term incentives with the company's performance.*

Performance Share Units

PSUs incent executive performance through the achievement of challenging growth and profitability metrics that closely align the long-term interests of our executives with those of our shareholders. As a result, we place a significant emphasis on the PSU component of our long-term equity incentive program for our NEOs. For fiscal 2024, 50% of our NEOs' long-term equity incentives (60% for our Chief Executive Officer) were granted in the form of "at-risk" PSUs.

Our NEOs' annual 2024 PSU awards are subject to two equally weighted performance metrics:

- Cumulative operating income as a percentage of cumulative net sales (operating income margin); and
- Relative TSR assessed against the companies listed in the S&P 500 Consumer Discretionary Distribution & Retail Index as of the date of grant.

The HCC Committee selected this peer group for purposes of the relative TSR metric because the index is relevant from an industry perspective (i.e., reasonable business, talent and/or investment dollar competitors) and is more easily tracked and communicated to Company associates and investors. In addition, the HCC Committee also added a "negative absolute TSR cap"—i.e., if our absolute total shareholder return is negative during the performance period, the payout under the PSU awards is capped at 100% of target performance.

The HCC Committee is committed to establishing robust performance metrics that challenge our executives to deliver superior performance aligned to creating value for our shareholders, while at the same time balancing the rigor of the performance metrics with ensuring that the metrics are reasonably attainable to meaningfully incent executive performance and retention.

Finally, consistent with market practice to ensure our annual PSU program is competitive with our peer companies' programs and to balance the leverage of the program with the weighting it is expected to command within the NEOs' pay mix, the maximum payout for the 2024 annual PSU program awards was 200%.

The HCC Committee believes the PSU program aligns our NEOs' interests with those of our shareholders. Specifically, the HCC Committee believes that operating income margin continues to provide a direct link between our NEOs' compensation and the importance of growing and maintaining our operating income margin as part of the Company's strategic initiatives. The relative TSR metric for fiscal 2024 is intended to promote alignment between long-term shareholder value creation and our NEOs' pay outcomes. Its inclusion is also consistent with input we received from our shareholders as well as market practice.

Performance for awards granted in fiscal 2024 will be evaluated based on performance over a three-year performance period, starting with fiscal 2024 through the end of fiscal 2026.

The specific targets are as set forth in the chart below:



FY2024-FY2026 LTI Goals

Performance Metric	Threshold	Target	Maximum
FY2024 – FY2026 Operating Income Margin (50%):	16%	18%	20%
Payout Percentage[1]:	50%	100%	200%
FY2024 – FY2026 Relative Total Shareholder Return (50%):	30th Percentile	50th Percentile	90th Percentile
Payout Percentage[1]:	50%	100%	200%

(1) The Payout Percentage is subject to the "negative absolute TSR cap"—i.e., if our absolute total shareholder return is negative during the performance period, the payout under the PSU awards is capped at 100% of target performance.

Performance will be evaluated based on a scale, and payout, if any, will be interpolated between threshold, target and maximum levels. The earned annual PSU awards (if any) granted in fiscal 2024 will vest in March 2027, subject generally to the executive's continued employment through such date.

Restricted Share Units

RSUs are granted to ensure market competitiveness of the executive compensation package, align executives' long-term interests with our shareholders and retain executives over the long-term. The RSU awards vest over three years in three tranches (30% one year from the grant date, 30% two years from the grant date and 40% three years from the grant date), in each case subject generally to continued employment through each such date.

Below is a summary of the grant date fair value of the long-term equity incentive compensation, including PSUs and RSUs, awarded to our NEOs during fiscal 2024 as reported in the summary compensation table found on page 49 of this proxy statement.

NAMED EXECUTIVE OFFICER[1]	VALUE OF TIME-VESTED RSU AWARD ($)	TARGET VALUE OF ANNUAL PSU AWARD ($)	TOTAL EQUITY VALUE OF AWARD(S) ($)
Ms. Boswell	3,069,987	5,056,177	8,126,164
Ms. Boratto	1,327,506	1,457,431	2,784,937
Mr. Wu	741,946	814,547	1,556,493
Mr. Mazurek	716,374	786,469	1,502,843
Ms. Riley	818,663	898,877	1,717,540

(1) In fiscal 2024, Ms. Rosen's Value of Time-Vested RSU's was $1,023,329 and Target Value of Annual PSU was $1,123,596; with a total annual grant of $2,146,925.

Payout of 2021 Annual Award PSUs

The annual PSUs that were granted in March 2021 to our named executive officers at that time (which included Mses. Rosen and Riley) vested in 2024. Performance was evaluated based on a scale, and payout was interpolated between threshold, target and maximum levels as set forth below.

FY2021-FY2023 LTI Results

Performance Metric	Threshold	Target	Maximum	Perf Metric Achievement	Metric Weighted Payout
FY2021 – FY2023 Revenue Growth Compounded Annual Growth Rate relative to the Peer Group (50%):	30%	Actual – 50% / 50%	90%	100%	50%
Payout Percentage:	*50%*	*100%*	*150%*		
FY2021 – FY2023 Operating Income Margin (50%):	16%	Actual – 20.5% / 20%	24%	106%	53%
Payout Percentage:	*50%*	*100%*	*150%*		
				TOTAL:	**103%**

	TARGET FY21 PSU AWARDED (#)	ACTUAL FY21 PSU EARNED (#)
Ms. Rosen	10,279	10,587
Ms. Riley	8,738	9,000

Payout of 2022 Retention PSUs

The retention PSUs that were granted to Messrs. Wu and Mazurek and Mses. Rosen and Riley in May of 2022 to ensure our leadership remained focused on performance and facilitated a seamless CEO transition period vested in 2024. Performance was evaluated based on a scale, and payout was interpolated between threshold, target and maximum levels as set forth below. There are currently no other outstanding retention awards or programs, and the Company does not anticipate making any such awards at this time.

FY2022-FY2023 LTI Retention Results

Performance Metric	Threshold	Target	Maximum	Perf Metric Achievement	Metric Weighted Payout
FY2022 – FY2023 Revenue Growth relative to the Peer Group (50%):	Actual – 35% / 30%	50%	90%	62%	31%
Payout Percentage:	*50%*	*100%*	*150%*		
FY2022 – FY2023 Operating Income Margin (50%):	Actual – 17.8% / 16%	20%	24%	72%	36%
Payout Percentage:	*50%*	*100%*	*150%*		
				TOTAL:	**67%**

	TARGET RETENTION PSU AWARDED (#)	ACTUAL RETENTION PSU EARNED (#)
Mr. Wu	22,765	15,253
Mr. Mazurek	18,055	12,097
Ms. Rosen	41,867	28,051
Ms. Riley	25,120	16,830

Other Benefits and Perquisites

Qualified Defined Contribution Retirement Plan

Our qualified defined contribution retirement plan (our "401K plan") is available to all Company associates who meet certain age and service requirements. Associates can contribute up to the amounts allowable under Section 401 of the Code. The Company matches associates' contributions according to a predetermined formula and, through fiscal 2023, contributed additional amounts based on a percentage of the associates' eligible annual compensation and years of service (the "Retirement Contributions"). Associates' contributions and Company matching contributions to the qualified plan vest immediately. Effective in fiscal 2024, the Company's associates, including our NEOs, no longer receive Retirement Contributions under our 401K plan.

Perquisites

We provide our NEOs with certain perquisites that the HCC Committee has determined are reasonable and in the best interests of the Company and its shareholders. These perquisites include life insurance coverage, an annual executive physical, cybersecurity coverage, and a financial planning reimbursement.

We also provide relocation benefits, as applicable, pursuant to the Company's policy applicable to senior executives or as may otherwise be set forth in an applicable employment agreement. As a condition of Ms. Boratto's employment, she is required to perform a significant portion of her duties from the Company's Columbus, Ohio headquarters and to relocate to the Columbus, Ohio region no later than June 30, 2025. To induce Ms. Boratto to join the Company and based on temporary family obligations she continues to have in her current home region, the HCC Committee approved a temporary travel and lodging stipend to Ms. Boratto in the amount of $130,000 per year (pro-rated for any partial periods and taxable to Ms. Boratto) to offset a portion of her expenses, with eligibility that commenced on July 31, 2023 and ends on the date of her permanent relocation to Columbus, Ohio, but no later than June 30, 2025. The cost to the Company of the travel and lodging stipend for fiscal 2024 is included in the "All Other Compensation" column of the 2024 Summary Compensation Table on page 49 of this proxy statement.

Until fiscal 2024, we maintained corporate aircraft that was used primarily by our senior management for business travel. The Company began the sales process in February 2024, and the last corporate aircraft was sold on January 28, 2025. As of fiscal 2024, the Company contracts with a private jet service for senior management business travel. During fiscal 2024, the HCC Committee approved the use of corporate aircraft and the contracted private jet service for personal purposes by Ms. Boswell to ensure her safety and security and promote the efficient and effective use of her time while traveling. The use of corporate aircraft and the contracted private jet service also provides Ms. Boswell with an environment that permits her to perform confidential work while traveling for personal purposes, which would otherwise be impossible on commercial aircraft. In addition, Ms. Boswell's spouse accompanied her on four flights, including use of the contracted private jet service, for which the Company incurred no incremental cost. None of our NEOs other than Ms. Boswell were permitted to use corporate aircraft and the contracted private jet service for personal purposes during fiscal 2024. We do not cover, reimburse or otherwise gross-up the income taxes owed for personal use of corporate aircraft or the contracted private jet service. The aggregate incremental cost to the Company of personal use of corporate aircraft and the contracted private jet service is disclosed in the "All Other Compensation" column of the 2024 Summary Compensation Table on page 49 of this proxy statement.

Severance and Change in Control Agreements

Under the severance agreements with our NEOs, upon a termination of the applicable executive's employment by the Company without "cause" or by the executive for "good reason" (as defined in such executive's severance agreement and described in more detail under the heading "—Potential Payments Upon Termination or Change in Control" below), in each case other than during the three-month period prior to, and the 24-month period following, a "change in control" of the Company, the applicable executive will be entitled to receive (i) continued payment of annual base salary for two years following the termination date, (ii) an amount equal to two years of COBRA premiums (for Ms. Boswell, including her eligible dependents), (iii) the executive's incentive compensation award for the season in which the termination date occurs, prorated based on the number of days employed during such season and determined based on actual performance, (iv) the incentive compensation the executive would have received if the executive had remained employed by the Company for two years following the termination date, determined based on actual performance, (v) accelerated vesting of a pro rata portion of the unvested equity awards held by the executive that vest solely upon the time-based vesting conditions and (vi) continued vesting of a pro rata portion of the unvested equity awards held by the executive that vest based on performance-based vesting conditions, which will remain subject to achievement of the existing performance metrics.

In the event such termination of employment occurs during the three-month period prior to, or during the 24-month period following, a "change in control" of the Company, then the executive will be entitled to receive (a) the amounts described in clauses (i) and (ii) above (for Ms. Boswell, the amounts pursuant to clause (i) are paid in a lump sum if the termination of her employment occurs on or following a change in control), (b) a payment equal to the sum of the incentive compensation payouts that the executive received for the four completed seasons prior to the termination date, (c) the executive's incentive compensation award for the season in which the termination date occurs, prorated based on the number of days employed during such season and determined by reference to the average of the incentive compensation payouts the executive received for the four completed seasons prior to the termination date, and (d) accelerated vesting of any outstanding unvested equity awards held by the executive (with performance goals deemed to be achieved at target levels if less than one-third of the applicable performance period has lapsed, otherwise performance goals will be deemed to be achieved at maximum levels). For Ms. Boswell's payouts pursuant to (b) and (c), the payout for any partial seasonal performance period will be annualized and the target seasonal incentive opportunity will be used for purposes of calculating such bonus amounts for any season during which she is not eligible for a payout because she has not been employed long enough to be eligible for four seasonal incentive payouts.

None of our NEOs is entitled to a tax gross-up for any excise taxes on compensation paid in connection with a change in control under their agreements with the Company.

For additional details regarding the severance and change in control arrangements with our NEOs (including a description of estimated benefits in connection with a change in control and/or a termination of employment), see "—Potential Payments Upon Termination or Change in Control" beginning on page 54 of this proxy statement.

Compensation Governance

Independent Compensation Consultant

As permitted by its charter, the HCC Committee retained Willis Towers Watson as its independent compensation consultant in fiscal 2024. For fiscal 2025, the HCC Committee has retained Meridian Compensation Partners, LLC ("Meridian") as its independent compensation consultant.

The HCC Committee considers recommendations from our management team and determines the work to be performed by the consultant. The consultant works with management to gather data required in preparing analyses for HCC Committee review. Specifically, the services the consultant provides include:

- Assisting in the evaluation of, and providing recommendations for, Chief Executive Officer and other NEO compensation;
- Informing the HCC Committee of changing market practices;
- Consulting on our executive compensation strategy and program design, including assessing compensation risk from design and practice perspectives;
- Analyzing the competitiveness of our executive pay, including benchmarking base salaries, short-term incentive design, long-term incentive design and executive perquisites;
- Reviewing and benchmarking the structure of our Board compensation;
- Assisting in the selection of our peer groups; and
- Assisting in the preparation and review of this disclosure.

In addition to the services provided at the request of the HCC Committee, management, with the knowledge of the HCC Committee, has engaged Willis Towers Watson to provide a call center tracking system for which the Company pays quarterly software usage fees (provided by a separate division of Willis Towers Watson). The HCC Committee did not participate in management's decision to engage Willis Towers Watson for this service. For fiscal 2024, the fees for services provided by Willis Towers Watson to management were less than $120,000. The HCC Committee has determined that the provision of these limited services by Willis Towers Watson to management is not material and does not impair the independence and objectivity of advice provided to or otherwise raise any conflict of interest for the HCC Committee on executive compensation matters.

The HCC Committee reviews and approves the provision of additional services by Willis Towers Watson to the Company and evaluates the performance and independence of Willis Towers Watson, specifically considering independence factors identified by NYSE rules. This evaluation includes a review of written representations from Willis Towers Watson confirming its independence. Based on the HCC Committee's evaluation, it believes that there are no conflicts of interest that could impair Willis Towers Watson's ability to provide independent, objective advice to the HCC Committee regarding executive compensation matters.

Compensation Risk Assessment

On an annual basis, the HCC Committee, in consultation with its independent compensation consultant, considers the risks to our business associated with our compensation policies and practices for the purpose of determining whether any risks arising from those policies and practices are reasonably likely to have a material adverse effect on the Company. The HCC Committee determined that the Company's compensation structure includes mitigating factors such as a mix of pay that is balanced between long- and short-term, fixed and variable payouts under the 2020 Plan and the Cash Incentive Plan (and their respective predecessor plans), robust clawback policies and robust executive stock ownership guidelines. Based on these features, we believe our executive compensation program effectively (i) ensures that our compensation program does not encourage excessive risk taking, (ii) keeps our NEOs focused on the creation of long-term, sustainable value for our shareholders and (iii) provides competitive and appropriate levels of compensation over time.

Executive Stock Ownership Guidelines

The HCC Committee encourages and mandates Company common stock ownership by our NEOs through stock ownership guidelines that promote a long-term focus on stock performance, discourage inappropriate risk-taking and further align the interests of our NEOs with those of our shareholders. Stock ownership guidelines can be met through direct ownership of common stock and indirect ownership through both grants of stock-based awards under our stock incentive plans and common stock held through Company benefit plans. PSUs that remain subject to performance-based vesting requirements and unexercised stock options do not count toward ownership under our stock ownership guidelines.

ROBUST EXECUTIVE STOCK OWNERSHIP GUIDELINES

Chief Executive Officer	6 Times Base Salary
Other NEOs	3 Times Base Salary

Our NEOs are required to achieve and maintain these ownership levels within five years of becoming subject to the ownership guidelines. All of our NEOs are either in compliance with the guidelines or are on track to comply with the guidelines within the required time frame.

Tax Deductibility

Section 162(m) of the Code generally does not allow a tax deduction to public companies for compensation paid to certain executive officers that is more than $1 million during the tax year. The HCC Committee takes into consideration the tax implications of our executive compensation program, including with respect to the tax deductibility of compensation paid under Section 162(m) of the Code. In the exercise of its business judgment, and in accordance with its compensation philosophy, the HCC Committee continues to have flexibility to award compensation that is not tax deductible if it determines that such award is in our shareholders' best interests and is necessary to comply with contractual commitments, or to maintain flexibility needed to attract talent, promote retention or recognize and reward desired performance.

Recovery of Compensation

Under the 2020 Plan (and its predecessor plan), the HCC Committee has the power and authority to recover previously awarded bonuses or equity-based compensation or profits if (i) required by applicable law with respect to a participant, (ii) a participant engaged in fraudulent conduct or activities (or had knowledge of such conduct or activities) relating to the Company or (iii) a participant should have had knowledge of such conduct or activities based on the participant's position, duties or responsibilities.

The HCC Committee adopted a compensation recoupment policy in connection with the NYSE's adoption of final listing standards implementing the Commission's clawback rule mandated by Section 954 of the Dodd-Frank Act (which we refer to as the Financial Statement Compensation Recoupment Policy). The Financial Statement Compensation Recoupment Policy requires the HCC

Committee to seek a recovery (subject to specified exceptions) of certain "excess" performance-based incentive compensation paid to any current or former executive officer of the Company if the payment of that incentive compensation was calculated based on financial statements that were required to be restated due to material noncompliance with financial reporting requirements.

In addition, we also maintain a supplemental compensation recoupment policy pursuant to which the HCC Committee has the ability to cancel and/or recoup certain cash and equity incentive compensation (including any equity or equity-based awards that are subject to time- and/or performance-based conditions) and severance compensation paid to associates who are at the level of Vice President or above (including our NEOs) in the event of a termination of employment for cause, or the HCC Committee's discovery that grounds for cause existed at the time of such associate's termination of employment.

Tally Sheets

To assess the reasonableness of the compensation of our NEOs, the HCC Committee annually reviews all of the components of the NEOs' compensation, including base salary, short-term cash incentive compensation, realized and unrealized gains on stock options, PSUs and RSUs, the cost to the Company of all perquisites and potential payouts under several severance and change of control scenarios. Based on this review, the HCC Committee concluded that our NEOs' compensation components individually and in the aggregate are reasonable, encourage retention, incent performance and are in the best interests of the Company and its shareholders.

Equity Grant Practices

We have the following practices regarding equity compensation grants:

- Annual equity incentive awards are granted by the HCC Committee and/or our Board generally in the first half of the fiscal year, at a meeting typically scheduled over a year in advance.
- Occasionally, the HCC Committee and/or our Board may also grant equity awards outside of our annual grant cycle, including for new hires or other special circumstances. The timing of any equity grants to executive officers in connection with any such new hires or other non-routine grants is tied to the event giving rise to the award (such as an executive officer's date of commencement of employment).
- We do not strategically time long-term incentive awards in coordination with the release of material non-public information ("MNPI") and have never had a practice of doing so. We do not time the release of MNPI for the purpose of affecting the value of executive compensation.
- We do not currently grant stock options, stock appreciation rights or any similar awards with "option-like" features and therefore we have not adopted a policy regarding the timing of any such awards in connection with the disclosure of MNPI of the Company.

2024 Summary Compensation Table

The following table sets forth information concerning total compensation earned by or paid to our NEOs during fiscal 2024, 2023 and 2022, as applicable.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)[1]	STOCK AWARDS ($)[2]	OPTION AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[3]	CHANGE IN PENSION VALUE AND NON-QUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION ($)[4]	TOTAL ($)
Gina Boswell Chief Executive Officer	**2024**	**1,500,000**	**0**	**8,126,164**	**0**	**2,839,740**	**0**	**104,389**	**12,570,293**
	2023	1,500,000	0	7,333,900	0	2,547,900	0	312,713	11,694,513
	2022	213,462	1,500,000	3,853,024	0	1,080,964	0	261,541	6,908,991
Eva Boratto Chief Financial Officer	**2024**	**850,000**	**500,000**	**2,784,937**	**0**	**1,016,328**	**0**	**150,971**	**5,302,236**
	2023	408,654	500,000	1,913,900	0	911,880	0	81,238	3,815,672
Michael Wu Chief Legal Officer and Corporate Secretary	**2024**	**725,000**	**0**	**1,556,493**	**0**	**722,390**	**0**	**33,113**	**3,036,996**
	2023	725,000	326,250	1,417,874	0	648,150	0	34,559	3,151,833
	2022	715,385	761,250	2,180,189	0	848,250	0	645,765	5,150,839
Thomas Mazurek Chief Supply Chain Officer	**2024**	**700,000**	**0**	**1,502,843**	**0**	**697,480**	**0**	**25,931**	**2,926,254**
Julie Rosen Former President, Retail	**2024**	**757,692**[5]	**0**	**2,146,925**	**0**	**1,093,880**	**0**	**2,073,009**	**6,071,506**
	2023	1,000,000	600,000	1,955,701	0	1,430,400	0	30,603	5,016,704
	2022	969,231	1,400,000	3,508,347	0	1,872,000	0	40,930	7,790,508
Deon Riley[6] Former Chief Human Resources Officer	**2024**	**800,000**	**0**	**1,717,540**	**0**	**797,120**	**0**	**39,236**	**3,353,896**
	2023	800,000	360,000	1,564,562	0	715,200	0	47,406	3,487,168
	2022	792,308	1,090,000	2,488,354	0	936,000	0	553,477	5,860,139

(1) The bonus amount paid to Ms. Boratto represents the second installment of a one-time cash sign-on bonus in connection with her hire in 2023 as replacement for compensation awards she forfeited with her prior employer. The amount of Ms. Boratto's cash sign-on bonus is subject to repayment to the Company upon certain terminations of employment prior to the first and second anniversaries of her start date. See discussion under the heading "—Compensation Discussion and Analysis—Compensation for NEOs—Compensation Components—Additional Incentive Compensation" for additional details.

(2) Stock awards were granted to each NEO under the 2020 Plan. Awards are long-term compensation and generally vest over two to three years and are not realizable on an annual basis. See discussion under the heading "—Compensation Discussion and Analysis—Compensation for NEOs—Compensation Components—Long-term Equity Incentive Compensation" for additional details.

The value of stock awards reflects the aggregate grant date fair value computed in accordance with ASC Topic 718 Compensation—Stock Compensation for each award. The grant date fair values of the PSUs granted to the NEOs during fiscal 2023 were calculated based on the probable outcome of the performance conditions as of the grant date, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC Subtopic718-10, excluding the effect of estimated forfeitures. The grant date value of the PSUs granted to the NEOs in fiscal 2024 assuming the maximum level of performance conditions will be achieved is $10,112,355 for Ms. Boswell, $2,914,863 for Ms. Boratto, $1,629,093 for Mr. Wu, $1,572,938 for Mr. Mazurek, $2,247,192 for Ms. Rosen, and $1,797,754 for Ms. Riley.

See Note 14 to the Company's financial statements filed in the 2024 10-K for the related assumptions for stock awards granted during fiscal 2024 and for a discussion of our assumptions in determining the aggregate grant date fair value of these awards.

(3) Represents the aggregate of the non-equity performance-based incentive compensation for the applicable Spring and Fall seasons. Incentive compensation targets are set based on a percentage of base salary and are paid seasonally based on the achievement of adjusted operating income results. See the discussion under the heading "—Compensation Discussion and Analysis—Compensation for NEOs—Short-term Performance-based Incentive Compensation" beginning on page 39 of this proxy statement for additional details. Ms. Rosen received the Fall 2024 incentive compensation payment pursuant to her existing separation agreement in connection with their termination of employment. For additional details regarding Ms. Rosen separation agreement, see "—Compensation Discussion and Analysis—Compensation for NEOs—Severance and Change in Control Agreements" beginning on page 45 of this proxy statement and "—Potential Payments Upon Termination or Change in Control— Ms. Rosen's Separation Agreement" beginning on page 55 of this proxy statement.

(4) The following table and related footnotes detail all other compensation paid to each NEO during fiscal 2024:

	INCREMENTAL COMPANY COST TO PROVIDE SUPPLEMENTAL LIFE INSURANCE COVERAGE ($)	COMPANY CONTRIBUTIONS TO THE EXECUTIVES' QUALIFIED RETIREMENT PLAN ACCOUNT ($)	FINANCIAL PLANNING BENEFIT ($)	IDENTITY PROTECTION/ MONITORING ($)	EXECUTIVE PHYSICAL ($)	PERSONAL USE OF COMPANY AIRCRAFT ($)(a)	COMMUTING EXPENSE STIPEND ($)(b)	SEVERANCE PAY ($)(c)	TOTAL ($)
Ms. Boswell	413	18,404	8,500	2,999	3,834	70,239	0	0	104,389
Ms. Boratto	702	3,270	14,000	2,999	0	0	130,000	0	150,971
Mr. Wu	599	17,808	7,730	2,999	3,977	0	0	0	33,113
Mr. Mazurek	578	17,789	0	2,999	4,565	0	0	0	25,931
Ms. Rosen	630	14,173	0	2,999	4,986	0	0	2,050,221	2,073,009
Ms. Riley	661	17,865	14,000	2,999	3,711	0	0	0	39,236

(a) Until fiscal 2024, we maintained corporate aircraft that was used primarily by our senior management for business travel. The Company began the sales process in February 2024, and the last corporate aircraft was sold on January 28, 2025. As of fiscal 2024 the Company contracts with a private jet service for senior management business travel. During fiscal 2024, the HCC Committee approved the use of corporate aircraft and the contracted private jet service for personal purposes by Ms. Boswell to ensure her safety and security and promote the efficient and effective use of her time while traveling. The use of corporate aircraft and the contracted private jet service also provides Ms. Boswell with an environment that permits her to perform confidential work while traveling for personal purposes, which would otherwise be impossible on commercial aircraft. In addition, Ms. Boswell's spouse accompanied her on four flights, including use the contracted private jet service, for which the Company incurred no incremental cost. We do not cover, reimburse or otherwise gross-up the income taxes owed for personal use of corporate aircraft or the contracted private jet service. The Company calculates the aggregate incremental cost to the Company based on the invoiced fees from NetJets for each personal flight, which includes variable charges such as fuel and flight hours and excludes certain fixed leasing and management fees charged by NetJets on a monthly basis.

(b) In connection with trips to and from the Company's headquarters in Columbus, Ohio during her service as Chief Financial Officer of the Company prior to Ms. Boratto's relocation to Columbus, Ohio on or prior to June 30, 2025, pursuant to the terms of her offer letter, Ms. Boratto is provided an annual stipend in the amount of $130,000 to offset travel and lodging expenses. See "—Compensation Discussion and Analysis—Compensation for NEOs—Compensation Components—Other Benefits and Perquisites—Perquisites" for additional information.

(c) Represents payments to Ms. Rosen pursuant to her separation agreement in connection with her termination of employment, which were made in accordance with her existing agreements with the Company. For additional details regarding Ms. Rosen's separation agreement, see "—Compensation Discussion and Analysis—Compensation for NEOs—Severance and Change in Control Agreements" beginning on page 45 of this proxy statement and "—Potential Payments Upon Termination or Change in Control—Ms. Rosen's Separation Agreement" beginning on page 55 of this proxy statement.

(5) Ms. Rosen ceased serving as President, Retail effective as of September 25, 2024. The amount of salary paid to Ms. Rosen reflects the amount actually paid to her from the beginning of the fiscal year through her termination of employment on October 22, 2024.

(6) Ms. Riley ceased serving as Chief Human Resources Officer effective as of January 31, 2025 and her employment terminated on March 2, 2025.

Grants of Plan-based Awards for Fiscal 2024

The following table provides information relating to plan-based awards and opportunities granted to the NEOs during fiscal 2024.

NAME	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[3] (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[4] ($)
		THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)				
Ms. Boswell	3/13/2024				52,223	104,445	208,890				5,056,177
	3/13/2024							69,630			3,069,987
		570,000	2,850,000	5,700,000							
Ms. Boratto	3/13/2024				15,053	30,106	60,212				1,457,431
	3/13/2024							30,109			1,327,506
		204,000	1,020,000	2,040,000							
Mr. Wu	3/13/2024				8,413	16,826	33,652				814,547
	3/13/2024							16,828			741,946
		145,000	725,000	1,450,000							
Mr. Mazurek	3/13/2024				8,123	16,246	32,492				786,469
	3/13/2024							16,248			716,374
		140,000	700,000	1,400,000							
Ms. Rosen	3/13/2024				11,605	23,210	46,420				1,123,596
	3/13/2024							23,210			1,023,329
		320,000	1,600,000	3,200,000							
Ms. Riley	3/13/2024				9,284	18,568	37,136				898,877
	3/13/2024							18,568			818,663
		160,000	800,000	1,600,000							

(1) Non-Equity Incentive Plan Awards represent the aggregate threshold, target and maximum opportunities under the predecessor to the Cash Incentive Plan for the fiscal 2024 Spring and Fall seasons. The actual amounts earned for fiscal 2024 under this plan are disclosed in the 2024 Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column.

(2) Equity Incentive Plan Awards are PSUs granted pursuant to the 2020 Plan. Grant dates are the dates the awards were approved (or otherwise deemed effective) by the HCC Committee. The awards vest on the third anniversary of the grant date, subject to continued employment through the vesting date, with the number of shares to be awarded determined based on the Company's achievement of (i) Operating Income Margin over the three-year performance period and (ii) relative TSR over the three-year performance period as compared to the companies listed in the S&P 500 Consumer Discretionary Distribution & Retail Index as of the date of grant, in each case as further described under the heading "—Compensation Discussion and Analysis—Compensation for NEOs—Compensation Components—Long-term Equity Incentive Compensation" beginning on page 42 of this proxy statement.

(3) All Other Stock Awards are RSUs granted pursuant to the 2020 Plan. Grant dates are the dates the awards were approved (or otherwise deemed effective) by the HCC Committee. The awards vest 30% on each of the first and second anniversaries of the grant date, and 40% on the third anniversary of the grant date, subject to continued employment through each such date.

(4) The value of stock awards reflects the grant date fair value under ASC Topic 718 Compensation—Stock Compensation for each award. The grant date fair values of the PSUs granted to the NEOs during fiscal 2024 were calculated based on the probable outcome of the performance conditions as of the grant date, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC Subtopic 718-10, excluding the effect of estimated forfeitures. See Note 14 to the Company's financial statements included in the 2024 10-K for the related assumptions for stock awards granted during fiscal 2024 and for a discussion of the Company's assumptions in determining the aggregate grant date fair value of these awards.

Outstanding Equity Awards at Fiscal Year-end 2024

The following table provides information relating to outstanding equity awards granted to the NEOs as of the fiscal year ended February 1, 2025. The market value of the stock awards assumes a stock price of $37.61, the closing price of the Company's common stock on January 31, 2025 (the last trading day during fiscal 2024).

| | | OPTION AWARDS | | | | STOCK AWARDS | | | |
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS # EXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	GRANT DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
Ms. Boswell					12/1/2022	36,977 [1]	1,390,705		
					5/19/2023	70,889 [2]	2,666,135	101,268 [3]	3,808,689
					3/13/2024	69,630 [4]	2,618,784	104,445 [5]	3,928,176
Ms. Boratto					8/1/2023	38,147 [6]	1,434,709		
					3/13/2024	30,109 [4]	1,132,399	30,106 [5]	1,132,287
Mr. Wu					3/9/2022	4,613 [7]	173,495	11,533 [8]	433,756
					5/19/2023	13,705 [2]	515,445	19,578 [3]	736,329
					3/13/2024	16,828 [4]	632,901	16,826 [5]	632,826
Mr. Mazurek	4/2/2015	2,547 [9]	73.58	4/2/2025	3/9/2022	2,516 [7]	94,627	6,291 [8]	236,605
	3/31/2016	4,232 [9]	70.87	3/31/2026	5/19/2023	13,233 [2]	497,693	18,902 [3]	710,904
	3/16/2021	4,933 [9] [10]	48.64	3/16/2031	3/13/2024	16,248 [4]	611,087	16,246 [5]	611,012
Ms. Rosen	3/16/2021	12,334 [9] [10]	48.64	3/16/2031	3/9/2022	3,670 [7]	138,029	13,106 [8]	492,917
					5/19/2023	3,901 [2]	146,717	12,002 [3]	451,395
					3/13/2024	3,868 [4]	145,475	3,868 [5]	145,475
Ms. Riley	3/16/2021	10,484 [9] [10]	48.64	3/16/2031	3/9/2022	5,452 [7]	205,050	13,630 [8]	512,624
					5/19/2023	15,123 [2]	568,776	21,604 [3]	812,526
					3/13/2024	18,568 [4]	698,342	18,568 [5]	698,342

(1)   Remaining shares to vest on December 1, 2025.

(2)   Remaining shares to vest 43% on May 19, 2025 and 57% on May 19, 2026.

(3)   Subject to achievement of performance conditions (assumed at target), 100% of these shares vest on May 19, 2026.

(4)   Shares vested 30% on March 13, 2025, and will vest 30% on March 13, 2026 and 40% on March 13, 2027.

(5)   Subject to achievement of performance conditions (assumed at target), 100% of these shares vest on March 13, 2027.

(6)   Remaining shares to vest 43% on August 1, 2025 and 57%% on August 1, 2026.

(7)   Shares vested on March 9, 2025.

(8)   Subject to achievement of performance conditions (assumed at target), 100% of these shares vested on March 9, 2025.

(9)   Pursuant to the terms of the Employee Matters Agreement, dated as of August 2, 2021, by and between the Company and Victoria's Secret & Co., each applicable stock option, RSU and PSU held by our associates (including the applicable NEOs) as of such date was equitably adjusted upon the occurrence of the separation of the Company and Victoria's Secret & Co. These amounts reflect these equitable adjustments.

(10) Options vested 100% on March 16, 2024.

Option Exercises and Stock Vested Information for Fiscal 2024

The following table provides information relating to option awards exercised and RSU and PSU awards vested during fiscal 2024.

| NAME | OPTION AWARDS | | STOCK AWARDS | |
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)[1]	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[2]
Ms. Boswell	0	0	58,114	2,528,955
Ms. Boratto	0	0	16,349	574,340
Ms. Wu	0	0	31,120	1,489,989
Mr. Mazurek	2,285	11,751	27,029	1,220,252
Ms. Rosen	0	0	57,234	2,673,528
Ms. Riley	0	0	41,713	1,933,935

(1) Option Award Value Realized is calculated based on the difference between the sale price and the option exercise price.

(2) Stock Award Value Realized is calculated based on the closing stock price on the date the RSUs and PSUs vested.

Potential Payments Upon Termination or Change in Control

We have entered into certain agreements with our current NEOs that will require us to provide compensation in the event of certain terminations of employment, including a termination following a change in control of our Company.

The following tables set forth the expected benefits to be received by each of our current NEOs in the event of termination resulting from various scenarios, assuming a termination date of February 1, 2025, and a stock price of $37.61, the closing price of the Company's common stock on January 31, 2025 (the last trading day during fiscal 2024). Each scenario relates to the single termination event described, and amounts are not cumulative in situations where multiple scenarios may apply. Assumptions and explanations of the numbers set forth in the tables below are set forth in additional text following the tables.

	INVOLUNTARY WITHOUT CAUSE / VOLUNTARY WITH GOOD REASON ($)	INVOLUNTARY WITHOUT CAUSE FOLLOWING CHANGE IN CONTROL ($)	DEATH ($)[5]	DISABILITY ($)	VOLUNTARY OR RETIREMENT ($)
Ms. Boswell					
Base Salary[1]	3,000,000	3,000,000	—	—	—
Short-term Incentive Compensation[2]	5,700,000	5,387,640	—	—	—
Value of Vested Stock[3]	3,322,904	11,333,136	9,809,660	9,809,660	—
Benefits and Perquisites[4]	43,672	43,672	2,000,000	300,000	—
Total	**12,066,576**	**19,764,448**	**11,809,660**	**10,109,660**	**—**
Ms. Boratto					
Base Salary[1]	1,700,000	1,700,000	—	—	—
Short-term Incentive Compensation[2]	2,040,000	1,928,208	—	—	—
Value of Vested Stock[3]	796,496	3,031,353	3,031,353	3,031,353	—
Benefits and Perquisites[4]	52,601	52,601	1,700,000	300,000	—
Total	**4,589,097**	**6,712,162**	**4,731,353**	**3,331,353**	**—**
Mr. Wu					
Base Salary[1]	1,450,000	1,450,000	—	—	—
Short-term Incentive Compensation[2]	1,450,000	1,370,540	—	—	—
Value of Vested Stock[3]	998,985	2,699,564	2,140,441	2,140,441	—
Benefits and Perquisites[4]	—	—	1,450,000	300,000	—
Total	**3,898,985**	**5,520,104**	**3,590,441**	**2,440,441**	**—**
Mr. Mazurek					
Base Salary[1]	1,400,000	1,400,000	—	—	—
Short-term Incentive Compensation[2]	1,400,000	1,323,280	—	—	—
Value of Vested Stock[3]	796,825	2,311,337	1,882,646	1,882,646	—
Benefits and Perquisites[4]	52,795	52,795	1,400,000	300,000	—
Total	**3,649,620**	**5,087,412**	**3,282,646**	**2,182,646**	**—**
Ms. Riley					
Base Salary[1]	1,600,000	1,600,000	—	—	—
Short-term Incentive Compensation[2]	1,600,000	1,512,320	—	—	—
Value of Vested Stock[3]	1,133,624	3,033,904	2,396,193	2,396,193	—
Benefits and Perquisites[4]	53,325	53,325	1,600,000	300,000	—
Total	**4,386,949**	**6,199,549**	**3,996,193**	**2,696,193**	**—**

(1) In the event of a termination of the NEO's employment by the Company other than for "Cause" or by the NEO for "Good Reason," other than during the three-month period prior to or the 24-month period following a "Change in Control," the NEO will receive continued payment of base salary for 24 months following the termination date in accordance with the Company's normal payroll practices. If such termination

occurs within the three-month period prior to or the 24-month period following a Change in Control, the NEO will receive a lump sum payment equal to two times his or her annual base salary. The foregoing payments are subject to such NEO's execution and non-revocation of a release of claims.

(2) In the event of a termination of the NEO's employment by the Company other than for "Cause" or by the NEO for "Good Reason," other than during the three-month period prior to or the 24-month period following a "Change in Control," the NEO will receive bonus payments based on the bonus amounts the NEO would have received under the Cash Incentive Plan (and its predecessor plan) had the NEO remained employed by the Company for four seasons following the NEO's termination date plus a pro rata amount for the season in which the termination occurs. For purposes of these tables, future bonus amounts are assumed at target levels.

If such termination occurs within the three-month period prior to or the 24-month period following a Change in Control, the NEOs will receive a lump sum amount equal to the sum of the last four seasonal bonus payments received under the Cash Incentive Plan (and its predecessor plan), plus a pro rata amount for the season in which the termination occurs (based on an average of the prior four payments received). Ms. Boswell, pursuant to the terms of her severance arrangement with the Company, will receive a lump sum amount equal to the sum of the last four seasonal bonus payments received under the Cash Incentive Plan (and its predecessor plan) (with the payout of any partial seasonal performance period to be annualized and the target seasonal incentive opportunity to be used for purposes of calculating such bonus amounts for any season during which she is not eligible for a payout because she has not been employed long enough to be eligible for four seasonal incentive payouts), plus a pro rata amount for the season in which the termination occurs (based on an average of the prior four payments received, with the payout for any partial seasonal performance period to be annualized and the target seasonal incentive opportunity to be included in such average if she has not been employed long enough to be eligible for four seasonal bonus payments).

(3) Reflects the value of the "double-trigger" acceleration of unvested stock options, RSUs and PSUs in the event of a termination of the NEO's employment by the Company without "Cause" or by the NEO for "Good Reason" within three months prior to or 24 months following a "Change in Control" or due to the NEO's death or "Disability." In the event of a termination of the NEO's employment by the Company without "Cause" or by the NEO for "Good Reason" absent a "Change in Control," unvested stock options, RSUs and PSUs will accelerate on a pro-rated basis. For purposes of these tables, PSUs are assumed achieved at target levels.

(4) Reflects estimates for benefits and perquisites payable to the NEOs upon a termination of employment, which includes an amount equal to two years of COBRA premiums (based on the premium rate in effect as of February 3, 2024) under the involuntary termination without "Cause," voluntary resignation for "Good Reason" and involuntary termination following a "Change in Control" scenarios. Under the death and disability scenarios, the applicable amounts include proceeds from life insurance policies, as applicable, and the value of unvested retirement plan balances that would become vested, as applicable. Under the disability scenario, the applicable amounts include the maximum long-term disability payments for one year.

(5) Generally, in the event of a NEO's death, subject to achievement of any underlying performance conditions, any time-vesting conditions are deemed satisfied. PSUs awarded to our NEOs are subject to continued vesting based on performance.

The HCC Committee retains discretion to provide, and in the past has provided, additional benefits to NEOs upon termination or resignation if it determines the circumstances so warrant.

Ms. Riley's Separation Agreement

In connection with Ms. Riley's termination of employment without cause in January 2025, we entered into a separation agreement with Ms. Riley which provided for certain payments and benefits in accordance with the terms of Ms. Riley's existing entitlements under her executive severance agreement (the terms of which are described in more detail under the heading "—Compensation Discussion and Analysis—Compensation for NEOs—Severance and Change in Control Agreements" beginning on page 45 of this proxy statement). The payments and benefits are as follows: (i) continued payment of her annual base salary for two years following her termination date ($1,600,000), (ii) an amount equal to two years of COBRA premiums ($53,325), (iii) the incentive compensation she would have received if she had remained employed by the Company for two years following her termination date (i.e., through the Spring 2027 season), determined based on actual performance, (iv) a prorated cash bonus for the performance period in which the separation date occurs, determined based on actual performance (for Spring 2025 season), (v) accelerated vesting of a pro rata portion of her unvested equity awards that vest solely upon the time-based vesting conditions and (vi) continued vesting of a pro rata portion of her unvested equity awards that vest based on performance-based vesting conditions, which will remain subject to achievement of the existing performance metrics.

Payments of such benefits were conditioned on Ms. Riley remaining employed in good standing through her ultimate separation date to ensure a seamless transition and her execution and non-revocation of a release of claims.

Ms. Rosen's Separation Agreement

In connection with Ms. Rosen's termination of employment without cause in September 2024, we entered into a separation agreement with Ms. Rosen which provided for certain payments and benefits in accordance with the terms of Ms. Rosen's existing entitlements under her executive severance agreement (the terms of which are described in more detail under the heading

"—Compensation Discussion and Analysis—Compensation for NEOs—Severance and Change in Control Agreements" beginning on page 45 of this proxy statement). The payments and benefits are as follows: (i) continued payment of her annual base salary for two years following her termination date ($2,000,000), (ii) an amount equal to two years of COBRA premiums ($50,221), (iii) the incentive compensation she would have received if she had remained employed by the Company for two years following her termination date (i.e., through the Fall 2026 season) determined based on actual performance, (iv) a prorated cash bonus for the performance period in which the separation date occurs, determined based on actual performance (for Fall 2024 season, $392,440), (v) accelerated vesting of a pro rata portion of her unvested equity awards that vest solely upon the time-based vesting conditions and (vi) continued vesting of a pro rata portion of her unvested equity awards that vest based on performance-based vesting conditions, which will remain subject to achievement of the existing performance metrics.

Payments of such benefits were conditioned on Ms. Rosen remaining employed in good standing through her ultimate separation date to ensure a seamless transition and her execution and non-revocation of a release of claims.

Confidentiality, Non-competition and Non-solicitation Agreements

As a condition to each NEO's entitlement to receive certain severance payments and equity vesting acceleration upon certain termination scenarios, the NEO is required to execute a release of claims against the Company and shall be bound by the terms of certain restrictive covenants, including non-competition and non-solicitation agreements that prohibit the NEO from soliciting or diverting any current or potential associate, customer or supplier or competing with any of the Company's businesses in which he or she has been employed for a period of one year from the date of termination.

Termination Provisions—Definitions of Cause and Good Reason

The agreements for the NEOs contain customary definitions of cause and good reason. "Cause" generally means that (i) the applicable NEO was grossly negligent in the performance of his or her duties with the Company (in each case, other than a failure resulting from his or her incapacity due to physical or mental illness); (ii) the NEO has pled "guilty" or "no contest" to or has been convicted of an act which is defined as a felony under federal or state law; (iii) the NEO engaged in misconduct in bad faith which could reasonably be expected to materially harm the Company's business or its reputation; or (iv) the NEO committed or engaged in sexual harassment (including creation of a hostile work environment), gender discrimination and retaliation related to the foregoing or a violation of any policy of the Company relating to sexual harassment (including creation of a hostile work environment), gender discrimination and retaliation related to the foregoing.

Each NEO has the right to resign for "Good Reason" in case of certain events. "Good Reason" generally means (i) for Ms. Boswell, the failure to continue as Chief Executive Officer of the Company (or, in the event of a change in control, the resulting ultimate parent company) and, for our NEOs other than Ms. Boswell, a material diminution in such NEO's position as of the date set forth in the severance agreement; (ii) the assignment to the NEO of any duties materially inconsistent with, and that constitute a material adverse change to, his or her duties, authority, responsibilities or reporting requirements or structure, including, for our NEOs other than Ms. Boswell, ceasing being a direct report of the Company's Chief Executive Officer; (iii) the NEO's mandatory relocation to an office location more than 50 miles from the NEO's principal office location in the Columbus, Ohio area; (iv) the failure by the Company to obtain the assumption in writing of its obligation to perform the agreement by a successor; (v) for Ms. Boswell only, a reduction in her annual base salary, target annual bonus opportunity or target annual equity award opportunity (other than any across the board reduction in annual base salary not to exceed 15% of the annual base salary (and corresponding decrease in target annual bonus opportunity) that applies uniformly to Ms. Boswell and similarly situated executives of the Company); (vi) for Ms. Boswell only, the Company's failure to renominate Ms. Boswell to the Board upon the expiration of her term of service as a member of the Board occurring during her employment; or (vii) for Ms. Boswell only, any other material breach by the Company of any material agreement between her and the Company.

Payments Upon a Termination in Connection with a Change in Control

A "Change in Control" of the Company will generally be deemed to have occurred upon the first to occur of any of the following events:

(a) any person, together with all affiliates, becomes a beneficial owner of securities representing 33% or more of the combined voting power of the voting stock then outstanding;

(b) during any period of 24 consecutive months, individuals who at the beginning of such period constitute the Board (and any new director, whose election by the Board or nomination for election by the shareholders of the Company was approved by a vote of at least two-thirds of the directors then in office who either were directors at the beginning of the period or whose election or nomination for election was so approved) cease for any reason to constitute a majority of directors then constituting the Board;

(c) a reorganization, merger or consolidation of the Company is consummated, unless more than 50% of the outstanding shares of the Company's common stock resulting from such reorganization, merger or consolidation are beneficially owned by individuals and entities who beneficially owned the Company's voting stock outstanding just prior to such reorganization, merger or consolidation; or

(d) the consummation of a complete liquidation or dissolution of the Company or the sale or other disposition of all or substantially all of the assets of the Company.

Participants in the 2020 Plan receive accelerated vesting of equity awards upon a Change in Control in the event of the participant's termination of employment (other than for Cause) within 24 months of the Change in Control ("double trigger" vesting).

No Tax Gross-up

In the event of a Change in Control, none of our NEOs are entitled to reimbursement or gross-up for any excise taxes that may be imposed under Section 280G of the Code.

2024 Pay Ratio Disclosure

Pay Ratio

In accordance with the requirements of Section 953(b) of the Dodd-Frank Act and Item 402(u) of Regulation S-K (which we collectively refer to as the "Pay Ratio Rule"), we are providing the following estimated information for fiscal 2024:

- the median of the annual total compensation of all our associates (except our Chief Executive Officer) was $9,733.36.
- the annual total compensation of our Chief Executive Officer was $12,570,293; and
- the ratio of these two amounts is 1,291 to 1.

We believe that this ratio is calculated in a manner consistent with the requirements of the Pay Ratio Rule.

Methodology for Identifying Our "Median Associate"

Identifying and Adjusting Our Associate Population

To identify the median of the annual total compensation of all of our associates (other than our Chief Executive Officer), we identified our total associate population as of February 1, 2025, the last day of our fiscal year. Our associate population consisted of full-time, part-time, seasonal and temporary associates globally.

Determining Our Median Associate

To identify our median associate, we calculated the cash compensation paid during the fiscal year for the associate population, annualizing the cash compensation of any permanent associate who joined the Company during the fiscal year. We identified the median compensation amount using this compensation measure which was consistently applied to all our associates in the calculation. We then selected a reasonably representative associate with total compensation equal to the median compensation amount as our "median associate."

Using the methodologies described above, we determined that our median associate was a part-time, hourly associate.

Determination of Annual Total Compensation of Our Median Associate and Our Chief Executive Officer

Once we identified our median associate, we then calculated such associate's annual total compensation for fiscal 2024 using the same methodology we used for purposes of determining the annual compensation of our NEOs for fiscal 2024. The total compensation of the median associate was $9,733.36.

Our Chief Executive Officer's annual total compensation for 2024 for purposes of the Pay Ratio Rule is equal to the amount reported in the "Total" column in the 2024 Summary Compensation Table.

The Commission's rules for identifying the median associate and calculating the pay ratio allow companies to apply various methodologies and assumptions and, as a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies. Our median associate worked approximately 13.1 hours per week during fiscal 2024. If the total compensation per hour earned by the median associate was extrapolated to full-time employment, the median associate's annual total compensation would be approximately $29,700 and the ratio would be 423 to 1.

2024 Pay Versus Performance Disclosure

The following table sets forth the compensation for our Principal Executive Officers ("PEO") and the average compensation for our other non-PEO NEOs, both as reported in the 2024 Summary Compensation Table and with certain adjustments to reflect the "compensation actually paid" (as defined under Commission rules) to such individuals for each of fiscal 2024, 2023, 2022, 2021 and 2020. The table also provides information on our cumulative TSR, the cumulative TSR of our peer group, our net income and our adjusted operating income over such years in accordance with Commission rules.

YEAR	BOSWELL[1] SUMMARY COMPENSATION TABLE "SCT" TOTAL FOR PEO ($)	BOSWELL[1] COMPENSATION ACTUALLY PAID TO PEO ($)[2]	NASH[1] SUMMARY COMPENSATION TABLE TOTAL FOR PEO ($)	NASH[1] COMPENSATION ACTUALLY PAID TO PEO ($)[2]	MESLOW[1] SUMMARY COMPENSATION TABLE TOTAL FOR PEO ($)	MESLOW[1] COMPENSATION ACTUALLY PAID TO PEO ($)[2]	WEXNER[1] SUMMARY COMPENSATION TABLE TOTAL FOR PEO ($)	WEXNER[1] COMPENSATION ACTUALLY PAID TO PEO ($)[2]
2024	12,570,293	8,575,701	N/A	N/A	N/A	N/A	N/A	N/A
2023	11,694,513	12,796,859	N/A	N/A	N/A	N/A	N/A	N/A
2022	6,908,991	7,029,815	22,795,013	21,646,899	9,467,439	(115,380,126)	N/A	N/A
2021	N/A	N/A	N/A	N/A	17,668,627	90,562,269	N/A	N/A
2020	N/A	N/A	N/A	N/A	18,494,939	56,713,648	1,554,209	(1,902,884)

YEAR	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOS ($)[2][3]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOS ($)[2][3]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON: TOTAL SHAREHOLDER RETURN ($)[4]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON: PEER GROUP TOTAL SHAREHOLDER RETURN ($)[4]	NET INCOME ($M)	ADJUSTED OPERATING INCOME ($M)[5]
2024	4,138,178	2,506,748	218.10	227.91	798	1,266
2023	3,749,110	2,984,218	246.71	174.14	878	1,285
2022	6,048,032	5,371,173	248.05	123.99	800	1,376
2021	5,340,605	6,947,481	297.58	149.72	1,333	2,019
2020	3,550,502	3,936,298	178.17	141.39	844	1,634

(1) The Company's PEOs include the following: (i) for fiscal 2023 and 2024, Gina Boswell; (ii) for fiscal 2022, Gina Boswell, Sarah Nash and Andrew Meslow; (iii) for fiscal 2021, Andrew Meslow; and (iv) for fiscal 2020, Andrew Meslow and Leslie Wexner.

(2) The "compensation actually paid" ("CAP") for the PEOs and average CAP for the Company's non-PEO NEOs in each of fiscal 2024, 2023, 2022, 2021 and 2020 reflect such individuals' "Total Compensation" for the applicable year (as reported in the Summary Compensation Table for such year), as reflected in the table on the previous page of this proxy statement, adjusted as set forth in the table below in accordance with Commission rules. The dollar amounts of CAP reflected in the table on the previous page of this proxy statement do not reflect the actual amount of compensation earned by or paid to the PEOs or our other NEOs during the applicable fiscal year, but rather reflect each NEO's CAP for such year determined pursuant to Commission rules. For information regarding the compensation decisions made by the HCC Committee in regard to the Company's PEO and other NEOs for fiscal 2024, see "—Compensation Discussion and Analysis" beginning on page 32 of this proxy statement.

	TOTAL FROM SUMMARY COMPENSATION TABLE ("SCT") ($)	SUBTRACT FAIR VALUE ("FV") OF AWARDS GRANTED IN YEAR FROM SCT[a] ($)	ADD FV OF EQUITY AWARDS GRANTED DURING THE COVERED FISCAL YEAR REMAINING OUTSTANDING AND UNVESTED AT THE END OF THE COVERED FISCAL YEAR[a] ($)	ADD FV OF EQUITY AWARDS GRANTED DURING THE COVERED FISCAL YEAR AND VESTED DURING THE COVERED FISCAL YEAR[a] ($)	CHANGE IN FV OF ALL THE EQUITY AWARDS GRANTED DURING ANY PRIOR FISCAL YEAR AND VESTED DURING THE FISCAL YEAR[a] ($)	CHANGE IN FV OF EQUITY AWARDS GRANTED DURING ANY PRIOR FISCAL YEAR THAT FAIL TO MEET THE APPLICABLE VESTING CONDITIONS DURING THE COVERED FISCAL YEAR[a] ($)	CHANGE IN FV OF EQUITY AWARDS GRANTED DURING ANY PRIOR FISCAL YEAR REMAINING OUTSTANDING AND UNVESTED AS OF THE END OF THE COVERED FISCAL YEAR[a] ($)	COMPENSATION ACTUALLY PAID ($)
Fiscal 2024:								
Ms. Boswell	12,570,293	8,126,164	6,141,959	0	37,659	0	(2,048,047)	8,575,701
Non-PEO NEO Average	4,138,178	1,941,748	1,216,202	0	73,956	(609,467)	(370,373)	2,506,748
Fiscal 2023:								
Ms. Boswell	11,694,513	7,333,900	8,738,905	0	(276,498)	0	(26,161)	12,796,859
Non-PEO NEO Average	3,749,110	1,370,407	1,636,606	0	(152,427)	(253,153)	(625,511)	2,984,218
Fiscal 2022:								
Ms. Boswell	6,908,991	3,853,024	3,973,847	0	0	0	0	7,029,815
Ms. Nash	22,795,013	17,412,228	16,342,298	0	(43,538)	0	(34,646)	21,646,899
Mr. Meslow	9,467,439	0	0	0	(451,632)	(124,395,933)	0	(115,380,126)
Non-PEO NEO Average	6,048,032	2,642,339	2,409,483	0	(141,718)	0	(302,285)	5,371,173
Fiscal 2021:								
Mr. Meslow	17,668,627	7,348,518	6,102,879	0	1,405,205	0	72,734,076	90,562,269
Non-PEO NEO Average	5,340,605	1,126,764	1,023,384	0	735,793	(480,289)	1,454,751	6,947,481
Fiscal 2020:								
Mr. Meslow	18,494,939	12,330,555	47,762,216	0	(287,960)	0	3,075,007	56,713,648
Mr. Wexner	1,554,209	0	0	0	(1,416,835)	(3,181,827)	1,141,568	(1,902,884)
Non-PEO NEO Average	3,550,502	266,664	318,622	0	(218,354)	(760,169)	1,312,361	3,936,298

(a) Represents the fair value of equity awards calculated in accordance with ASC Topic 718 Compensation—Stock Compensation.

Stock options are valued on the applicable measurement date using the Black-Scholes option pricing model. Valuation assumptions are based on an expected term calculated as the product of (i) the original expected term, multiplied by (ii) the ratio of remaining and original terms. Dividend yield is calculated based on the projected dividend at the time of measurement over the expected term. Volatility is calculated based on historical volatility at the time of measurement for the same time period as the expected term. The risk-free interest rate is based on U.S. Treasury rates on the measurement date for a time period that most closely aligns with the expected term.

RSUs and PSUs are valued based on the fair market value of a share of the Company's common stock on the measurement date, adjusted for anticipated dividend yields. PSU value is determined based on the probable outcome of the performance conditions as of the applicable measurement date.

(3) The average compensation for the non-PEO NEOs reflects the compensation for the following individuals: (i) for fiscal 2024, Eva Boratto, Michael Wu, Tom Mazurek, Julie Rosen and Deon Riley; (ii) for fiscal 2023, Wendy Arlin, Eva Boratto, Julie Rosen, Deon Riley and Michael Wu; (iii) for fiscal 2022, Wendy Arlin, Julie Rosen, Deon Riley and Michael Wu; (iv) for fiscal 2021, Wendy Arlin, James Bersani, Julie Rosen, Deon Riley and Stuart Burgdoerfer; and (v) for fiscal 2020, Stuart Burgdoerfer, James Bersani, Julie Rosen, Deon Riley, Charles McGuigan and Shelley Milano.

(4) TSR is cumulative for the measurement periods beginning on February 2, 2020 and ending on the last day of each of fiscal 2024, 2023, 2022, 2021 and 2020, calculated in accordance with Item 201(e) of Regulation S-K, including reinvestment of dividends. The Company's stock prices prior to August 3, 2021 have been adjusted to give effect to the spin-off of Victoria's Secret & Co. Peer group TSR for purposes of this table is calculated based on the S&P 500 Consumer Discretionary Distribution & Retail Index.

(5) Adjusted operating income is a non-GAAP financial measure that reflects the Company's operating income excluding certain special items. Attached as Appendix A are reconciliations of the Company's fiscal 2024, 2023, 2022, 2021 and 2020 adjusted operating income to the Company's fiscal 2024, 2023, 2022, 2021 and 2020 GAAP operating income, as well as other important disclosures regarding non-GAAP financial measures. For fiscal 2024, 2023 and 2022, we did not make any adjustments to operating income; therefore, for fiscal 2024, 2023 and 2022, adjusted operating income is equal to our GAAP operating income for fiscal 2024, 2023 and 2022, respectively.

Most Important Performance Measures for Fiscal 2024

The following table sets forth a list of the performance measures that we view as the "most important" measures for linking our PEO and other NEO pay to performance for fiscal 2024. While these financial measures are considered the most important measures, additional financial and other measures were also considered to align pay and performance as further described under the heading "—Compensation Discussion and Analysis" beginning on page 32 of this proxy statement.

PERFORMANCE MEASURE

Adjusted operating income
Net Sales
Relative total shareholder return
Cumulative operating income as a percentage of cumulative sales ("operating income margin")

From the above list of performance measures, we view adjusted operating income as our most important financial performance measure used to link compensation actually paid to our PEOs and other NEOs to Company performance for fiscal 2024. Adjusted operating income is a key component of the Company's short-term performance-based incentive compensation program and is a performance measure over which our NEOs can have significant impact. In addition, adjusted operating income is directly linked to the Company's long-term strategic growth plan and performance that drive shareholder value and is highly correlated with fluctuations in our stock price. In fiscal 2024, we included a new absolute net sales metric to the Company's short-term performance-based incentive compensation program, weighted at 25%, with absolute adjusted operating income weighted at 75% and continuing to serve as the primary performance metric.

As for the other performance measures listed in the table above, operating income margin and relative TSR are equally weighted metrics in our long-term performance-based incentive compensation program for fiscal 2024, which was a key component of our NEOs' pay in 2024.

For additional information regarding how the above listed performance measures were utilized as part of our executive compensation program in fiscal 2024, see "—Compensation Discussion and Analysis" beginning on page 32 of this proxy statement.

Relationship Between CAP and Performance

The following charts illustrate the relationship of CAP of our PEOs and our other non-PEO NEOs to (i) the Company's total shareholder return, (ii) the Company's net income, and (iii) the Company's adjusted operating income.







The following chart reflects the Company's cumulative TSR over the cumulative five-year fiscal 2020 through fiscal 2024 period compared to our industry index (i.e., the S&P 500 Consumer Discretionary Distribution & Retail Index).



Beneficial Ownership of Common Stock

The following table includes certain information about the securities ownership of all directors of the Company, the current and former executive officers of the Company named in the 2024 Summary Compensation Table on page 49 of this proxy statement and all directors and current executive officers of the Company as a group.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED[1][2]	PERCENT OF CLASS[2]
Alessandro Bogliolo	7,035	*
Eva Boratto	15,648	*
Gina Boswell	94,711[3]	*
Lucy Brady	4,527	*
Francis Hondal	8,726	*
Danielle Lee	8,726	*
Tom Mazurek	27,311.577[3]	*
Sarah Nash	259,714	*
Juan Rajlin	7,035	*
Deon Riley	58,712[4]	*
Julie Rosen	11,439[4]	*
Stephen Steinour	64,715[5]	*
J.K. Symancyk	8,394	*
Steven Voskuil	4,440	*
Michael Wu	39,368.178[3]	*
All directors and current executive officers as a group (13 people)	550,350.755[3][5]	*

*   Less than 1%

(1) Unless otherwise indicated, each named person has voting and investment power over the listed shares and such voting and investment power is exercised solely by the named person or shared with a spouse. None of the listed shares have been pledged as security or otherwise deposited as collateral.

(2) Reflects beneficial ownership of shares of the Company's common stock, and shares outstanding, as of April 8, 2025.

(3) Includes the following number of shares issuable within 60 days of April 8, 2025, upon the exercise or vesting of outstanding stock awards: Ms. Boswell, 30,381; Mr. Mazurek, 5,671; Mr. Wu, 5,873; and all directors and current executive officers as a group, 41,925.

(4) Includes the following number of shares issuable within 60 days of April 8, 2025, upon the exercise or vesting of outstanding stock awards: Ms. Riley, 6,121; Ms. Rosen, 11,439;

(5) Includes 9,900 shares held in the Patricia M. Steinour Legacy Trust, for which Mr. Steinour has shared voting and investment power, and 9,900 shares held in the Stephen D. Steinour Dynasty Trust, for which Mr. Steinour has shared voting and investment power. Includes 12,925 shares owned by Mr. Steinour's spouse, as to which Mr. Steinour may be deemed to share voting and investment power.

The following table sets forth the names of all persons who, as of the dates indicated below, were known by the Company to be the beneficial owners (as defined in the rules of the Commission) of more than 5% of the outstanding shares of the Company's common stock.

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT BENEFICIALLY OWNED	PERCENT OF CLASS
BlackRock, Inc.[1] 50 Hudson Yards New York, NY 10001	18,850,697	8.8%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	27,991,476	12.77%

(1) As of March 31, 2025, based solely on information set forth in the Schedule 13G/A filed on April 17, 2025, BlackRock, Inc. reported having sole voting power over 18,339,958 shares and sole dispositive power over 18,850,697 shares.

(2) As of September 30, 2024, based solely on information set forth in the Schedule 13G/A filed on November 12, 2024, the Vanguard Group reported having shared voting power over 139,920 shares, sole dispositive power over 27,665,691 shares and shared dispositive power over 325,785 shares.

Information About the Annual Meeting and Voting

The Board is soliciting your proxy to vote at our 2025 annual meeting of shareholders (or at any adjournment of the meeting). This proxy statement summarizes the information you need to know to vote at the meeting.

We began mailing this proxy statement and the enclosed proxy card, or the Notice of Internet Availability of Proxy Materials (the "Notice"), on or about April 25, 2025 to all shareholders entitled to vote. The 2024 10-K, which includes our financial statements, is being sent with this proxy statement and is available in paper copy by request or in electronic form. You may request copies of such documents from: Bath & Body Works, Inc., Three Limited Parkway, Columbus, Ohio 43230, Attention: Corporate Secretary.

Date, Time and Place of Meeting

Date: June 5, 2025
Time: 8:30 a.m. Eastern Time
Place: Meeting will be held virtually with a link to be provided by registering at https://proxydocs.com/BBWI

Attending the Meeting

This year's annual meeting will be held in a virtual format only. There will be no physical location for the meeting. We adopted a virtual format to make participation more convenient, safe and accessible for our shareholders regardless of their location. If you plan to virtually attend the meeting, please note that you will need to register at https://www.proxydocs.com/BBWI by entering your control number included on your proxy card, voting instruction form, or Notice of Internet Availability. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the annual meeting and to vote and submit questions during the annual meeting.

By your attendance, you acknowledge that you have agreed to abide by the rules of conduct for our annual meeting that will be made available at the virtual meeting site. Only questions that comply with the rules of conduct of our annual meeting will be answered.

Shares Entitled to Vote

Shareholders entitled to vote are those who owned Company common stock ("Common Stock") at the close of business on the record date, April 8, 2025. As of the record date, there were 213,007,116 shares of Common Stock outstanding. Each share of Common Stock that you own entitles you to one vote.

Voting Your Shares

Whether or not you plan to virtually attend the annual meeting, we urge you to vote. Shareholders of record can give proxies by calling a toll-free telephone number, by using the Internet or by mailing their signed proxy cards.

The telephone and Internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. If you are voting by mail, please complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you are voting by telephone or via the Internet, please use the telephone or Internet voting procedures set forth on the enclosed proxy card. Returning the proxy card or voting via telephone or the Internet will not affect your right to virtually attend the meeting and vote.

The enclosed proxy card indicates the number of shares that you own. Voting instructions are included on your proxy card. If you properly fill in your proxy card and send it to us or vote via telephone or the Internet in time to vote, one of the individuals named on your proxy card (your "proxy") will vote your shares as you have directed. If you sign the proxy card or vote via telephone or the Internet but do not make specific choices, your proxy will follow the Board's recommendations and vote your shares in the following manner:

- "FOR" the election of the Board's ten nominees for director (as described on page 4);

- "FOR" the ratification of the appointment of our independent registered public accounting firm (as described on page 26); and
- "FOR" the advisory vote to approve named executive officer compensation (as described on page 31).

If any other matter is properly presented at the meeting, your proxy will vote in accordance with his or her best judgment. At the time this proxy statement was filed, we knew of no other matters to be acted on at the meeting. See "—Vote Necessary to Approve Proposals" below for a discussion of the votes required to approve these items.

Certain shareholders received a Notice containing instructions on how to access this proxy statement and our 2024 10-K via the Internet. Those shareholders should refer to the Notice for instructions regarding how to vote.

Revoking Your Proxy

You may revoke your proxy by:

- submitting a later dated proxy (including a proxy via telephone or the Internet);
- notifying our Corporate Secretary at our principal executive offices at Three Limited Parkway, Columbus, Ohio 43230, Attention: Corporate Secretary, in writing before the meeting that you have revoked your proxy; or
- voting virtually at the meeting.

Voting at the Annual Meeting

If you own common stock of record, you may virtually attend the annual meeting and vote, regardless of whether you previously voted by proxy card, via the Internet, or by telephone. If your shares are held in the name of your broker, bank or other nominee, you may virtually attend the annual meeting, but in order to vote your shares at the annual meeting you must obtain a legal proxy from the brokerage firm, bank or other nominee that holds your shares indicating that you are the beneficial owner of the shares at the close of business on April 8, 2025, the record date of the meeting. You should contact your bank or brokerage account representative to learn how to obtain a legal proxy. We encourage you to vote your shares in advance of the annual meeting.

Our virtual meeting platform vendor will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting or submitting questions. If you encounter any difficulties accessing the virtual meeting, please call the technical support number that will be posted on the meeting login page.

Appointing Your Own Proxy

If you want to give your proxy to someone other than the individuals named as proxies on the proxy card, you may cross out the names of those individuals and insert the name of the individual you are authorizing to vote. If you appoint your own proxy, either you or the individual you appoint must present the proxy card at the meeting.

Quorum Requirement

A quorum of shareholders is necessary to hold a valid meeting. The presence in person or by proxy at the meeting of holders of shares representing at least one-third of the votes of the Common Stock entitled to vote constitutes a quorum. Abstentions and "broker non-votes" are counted as present for establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item absent instruction from the beneficial owner of the shares and no instruction is given.

Vote Necessary to Approve Proposals

- Pursuant to the Company's Bylaws, each director will be elected by a majority of the votes cast with respect to such director. A majority of the votes cast means that the number of votes "for" a director's election must exceed 50% of the votes cast with respect to that director's election. Any "against" votes will count as a vote cast, but "abstentions" and broker non-votes will not count as a vote cast with respect to that director's election. Under Delaware law, if the director is not elected at the annual meeting, the director will continue to serve on the Board as a "holdover director." As required by the Bylaws, each director has submitted an irrevocable letter of resignation as director that becomes effective if the director does not receive a majority of votes cast in an election and the Board accepts the resignation. If a director is not elected, the Nominating & Governance Committee will consider the director's resignation and recommend to the Board whether to accept or reject the resignation.
- The ratification of Ernst & Young LLP as our independent registered public accounting firm requires the affirmative vote of a majority of the votes present in person or by proxy and voting thereon.

- The advisory vote to approve named executive officer compensation requires the affirmative vote of a majority of the votes present in person or by proxy and voting thereon. While this vote is required by law, it will neither be binding on the Company nor the Board, nor will it create or imply any change in the fiduciary or other duties of, or impose any additional fiduciary or other duties on, the Company or the Board. However, the HCC Committee will carefully consider the shareholder vote, along with all other expressions of shareholders' views on this matter, when considering future executive compensation decisions.

Impact of Abstentions and Broker Non-votes

You may "abstain" from voting for any nominee in the election of directors and on the other proposals. Abstentions with respect to the election of directors, the ratification of Ernst & Young LLP as our independent registered public accounting firm, and the advisory vote to approve named executive officer compensation will be excluded entirely from the vote and will have no effect.

In addition, under NYSE rules, if your broker holds your shares in its name, your broker is permitted to vote your shares on the proposal to ratify Ernst & Young LLP as our independent registered public accounting firm, even if it did not receive voting instructions from you. Your broker may not vote your shares on any of the other matters without specific instruction. A "broker non-vote" occurs when a broker submits a proxy but refrains from voting. Shares represented by broker non-votes are counted as present or represented for purposes of determining the presence of a quorum but are not counted as otherwise present or represented.

Obtaining Additional Copies of the Proxy Materials

We have adopted a procedure called "householding." Under this procedure, shareholders who share the same last name and reside at the same mailing address will receive one Notice or one set of proxy materials (if they have elected to receive hard copies of the proxy materials), unless one of the shareholders at that address has notified us that they wish to receive individual copies. Shareholders who participate in householding continue to receive separate control numbers for voting. Householding does not in any way affect dividend check mailings.

If you hold Common Stock and currently are subject to householding, but prefer to receive separate copies of proxy materials and other shareholder communications from the Company, or if you are sharing an address with another shareholder and would like to consent to householding, you may revoke or grant your consent to householding as appropriate at any time by calling (614) 415-3203 or notifying our Corporate Secretary at our principal executive offices at Three Limited Parkway, Columbus, Ohio 43230, Attention: Corporate Secretary.

A number of brokerages and other institutional holders of record have implemented householding. If you hold your shares beneficially in street name, please contact your broker or other intermediary holder of record to request information about householding.

General Matters

Shareholder Proposals or Director Nominations for the 2026 Annual Meeting

Shareholder Proposals Pursuant to Rule 14a-8

Proposals submitted for inclusion in the proxy statement for our 2025 annual meeting of shareholders must be received by the Company's Corporate Secretary at our principal executive offices on or before December 26, 2025.

Shareholder Director Nominations for Inclusion in Our 2026 Proxy Statement

Written notice of shareholder nominations of persons for election as a director at our 2025 annual meeting of shareholders that are to be included in our proxy statement for the 2025 annual meeting pursuant to the proxy access provisions in Section 2.05 of our Bylaws must be received by the Company's Corporate Secretary at our principal executive offices no earlier than November 26, 2025, and no later than December 26, 2025. The notice must contain the information required by our Bylaws.

Other Shareholder Proposals

If a shareholder intends to present a proposal or nominate a person for election as a director at the 2026 annual meeting other than as described above, the shareholder must comply with the requirements set forth in Section 2.04 of our Bylaws. The Bylaws require, among other things, that the Company's Corporate Secretary receive written notice of the intent to present a proposal or nomination no earlier than February 5, 2026, and no later than March 7, 2026. The notice must contain the information required by our Bylaws.

Other Proposed Actions

The Board knows of no other matters to be brought before the annual meeting. However, if other matters should come before the meeting, each of the persons named as a proxy intends to vote in accordance with such person's judgment on such matters.

Solicitation of Proxies

We are soliciting proxies primarily by the use of the mail. However, we may also solicit proxies by telephone, email and personal solicitation, in addition to the use of the mail. To the extent our directors or associates participate in this solicitation, they will not receive compensation for their participation, other than their normal compensation. Innisfree M&A Incorporated assists us with the solicitation for a fee of $25,000 plus reasonable out-of-pocket expenses. We will, upon request, reimburse banks, brokerage houses and other institutions, nominees and fiduciaries for their expenses in forwarding proxy materials to beneficial owners. We bear all costs associated with this proxy solicitation.

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Appendix A

Non-GAAP Financial Measures

The Company uses certain adjusted financial information in this proxy statement, including adjusted net income from continuing operations per diluted share, adjusted operating income, free cash flow and debt leverage ratio. The adjusted financial information should not be construed as an alternative to the results determined in accordance with GAAP. Further, the Company's definitions of adjusted financial information may differ from similarly titled measures used by other companies. Management believes that the presentation of the adjusted financial information provides additional information to investors to facilitate the comparison of past and present operations. Further, the HCC Committee uses adjusted operating income because it is a performance measure over which the Company's executives can have significant impact and is also directly linked to the Company's long-term growth plan and performance that drive shareholder value. While it is not possible to predict future results, management believes the adjusted financial information is useful for the assessment of the operations of the Company because the adjusted items are not indicative of the Company's ongoing operations due to their size and nature. Additionally, management uses adjusted financial information as key performance measures for the purpose of evaluating performance internally. The adjusted financial information should be read in conjunction with the Company's historical financial statements and notes thereto contained in the Company's Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The table below reconciles the Company's adjusted net income from continuing operations per diluted share for fiscal 2024, 2023, 2022, 2021, and 2020 to the Company's net income from continuing operations per diluted share, the most comparable GAAP financial measure. For fiscal 2022, the Company did not make any adjustments to net income from continuing operations per diluted share; therefore, for fiscal 2022, adjusted net income from continuing operations per diluted share is equal to the Company's fiscal 2022 GAAP net income from continuing operations per diluted shares.

Reconciliations of Net Income from Continuing Operations Per Diluted Share to Adjusted Net Income from Continuing Operations Per Diluted Share

	2024 (52 WEEKS)	2023 (53 WEEKS)	2022 (52 WEEKS)	2021 (52 WEEKS)	2020 (52 WEEKS)
Reported Net Income from Continuing Operations Per Diluted Share	$ 3.61	$ 3.84	$3.40	$3.94	$ 3.07
Restructuring Charges[1]	—	—	—	—	0.08
Write-off of Inventory due to Tornado[2]	—	—	—	0.03	—
(Gain) / Loss on Extinguishment of Debt[3]	—	(0.11)	—	0.54	0.14
Impairment of Equity Method Investment[4]	—	0.03	—	—	—
Gain on Sales of Easton Investments[5]	(0.11)	—	—	—	—
Tax Benefit from the Resolution of Certain Tax Matters[6]	—	—	—	—	(0.18)
Tax Benefit from Valuation Allowance Release[7]	(0.20)	(0.49)	—	—	—
Adjusted Net Income from Continuing Operations Per Diluted Share	$ 3.29	$ 3.27	$3.40	$4.51	$ 3.12

(1) In 2020, we recognized pre-tax severance charges of $30 million ($24 million after tax) related to restructuring activities.

(2) In 2021, we recognized a pre-tax loss of $9 million ($7 million after tax) related to the write-off of inventory that was destroyed by a tornado at a vendor's facility.

(3) In 2023, we recognized pre-tax gains of $34 million related to the repurchase and extinguishment of outstanding notes. We recognized pre-tax losses of $195 million and $53 million in 2021 and 2020, respectively, due to the early extinguishment of outstanding notes. We recognized an after tax gain of $26 million in 2023, and after tax losses of $148 million and $40 million in 2021 and 2020, respectively.

(4) In 2023, we recognized a pre-tax impairment charge of $8 million ($6 million after tax) related to an impairment charge on an equity method investment.

(5) In 2024, we recognized a $39 million aggregate pre-tax gain ($25 million after tax) related to the sales of certain Easton investments.

(6) In 2020, we recognized a $50 million tax benefit related to the resolution of certain tax matters.

(7) In 2024, we recognized a $44 million tax benefit related to the release of a valuation allowance on a deferred tax asset. In 2023, we recognized a $112 million tax benefit related to the partial release of a valuation allowance on a deferred tax asset.

The table below reconciles the adjusted operating income of the Company for fiscal 2024, 2023, 2022, 2021 and 2020 to the Company's operating income, the most comparable GAAP financial measure. For fiscal 2024, 2023 and 2022, the Company did not make any adjustments to operating income; therefore, for fiscal 2024, 2023 and 2022, adjusted operating income is equal to the Company's fiscal 2024, 2023 and 2022 GAAP operating income, respectively.

Reconciliations of Reported Operating Income to Adjusted Operating Income (in millions)

	2024 (52 WEEKS)	2023 (53 WEEKS)	2022 (52 WEEKS)	2021 (52 WEEKS)	2020 (52 WEEKS)
Reported Operating Income	$1,266	$1,285	$1,376	$2,009	$1,604
Write-off of Inventory due to Tornado[1]	—	—	—	9	—
Restructuring Charges[2]	—	—	—	—	30
Adjusted Operating Income	$1,266	$1,285	$1,376	$2,019	$1,634

(1) In 2021, the Company recognized a pre-tax loss of $9 million related to the write-off of inventory that was destroyed by a tornado at a vendor's facility.

(2) In 2020, the Company recognized pre-tax severance charges of $30 million related to restructuring activities.

The table below reconciles the Company's fiscal 2024 free cash flow to the Company's fiscal 2024 net cash provided by operating activities, the most comparable GAAP financial measure.

Reconciliations of Reported Net Cash Provided by Operating Activities to Free Cash Flow (in millions)

	2024
Reported Net Cash Provided by Operating Activities[1]	$ 886
Capital Expenditures	(226)
Free Cash Flow	$ 660

(1) Fiscal 2024 includes tax payments of $65 million related to the sales of our investments in Easton Town Center and Easton, Gateway.

The table below reconciles the Company's fiscal 2024 debt leverage ratio, which is defined as adjusted debt, which includes long-term debt and total operating lease liabilities, divided by earnings before interest, taxes, depreciation, amortization and rent ("EBITDAR"). EBITDAR is calculated as operating income, which excludes interest and taxes, before depreciation, amortization and lease costs.

Debt Leverage Ratio Calculation

($S IN MILLIONS)	TRAILING TWELVE MONTHS ENDED 2/1/2025
Long-term Debt	$3,884
Total Operating Lease Liabilities	1,075
Adjusted Debt	$4,959
Operating Income	1,266
Depreciation and Amortization	282
Total Lease Costs	418
EBITDAR	$1,966
Debt Leverage Ratio	2.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 1, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from   to
Commission file number 1-8344

BATH & BODY WORKS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**31-1029810**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
Three Limited Parkway,	
Columbus, Ohio	**43230**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code (614) 415-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.50 Par Value	BBWI	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $7.3 billion.

Number of shares outstanding of the registrant's Common Stock as of March 7, 2025: 214,225,864.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Registrant's 2025 Annual Meeting of Stockholders are incorporated by reference into Part III.

Table of Contents

ITEM 1. BUSINESS.

General

The company, which was founded in 1963 in Columbus, Ohio, has evolved over time from an apparel-based specialty retailer to a global leader in personal care and home fragrance making the world a brighter, happier place through the power of fragrance. For more than 30 years, customers have looked to Bath & Body Works for quality, on-trend products and the newest, freshest fragrances which has positioned us as a global leader in personal care and home fragrance. We sell home fragrance, body care and soap and sanitizer products under the Bath & Body Works®, White Barn® and other brand names. We care about our customers and believe in giving them a reason to celebrate with fragrance every day. We remain committed to improving our communities and fostering an environment that is focused on delivering exceptional fragrances and experiences to our customers. We offer a breadth of exclusive fragrances for the body and home, including top-selling collections for 3-wick candles, home fragrance diffusers, fine fragrance mists, liquid hand soaps, body lotions and body creams.

As of February 1, 2025, our merchandise was sold through 1,895 Company-operated stores and e-commerce sites in the United States of America ("U.S.") and Canada, and in 529 stores and 31 e-commerce sites in more than 45 other countries operating under franchise, license and wholesale arrangements.

Throughout this Annual Report on Form 10-K, we refer to Bath & Body Works, Inc. as "we" and the "Company."

Fiscal Year

We utilize the retail calendar for reporting and our fiscal year ends on the Saturday nearest to January 31. As a result, "2024" refers to the 52-week period ended February 1, 2025, "2023" refers to the 53-week period ended February 3, 2024 and "2022" refers to the 52-week period ended January 28, 2023.

Strategic Priorities

Our management team is focused on strengthening our operational foundation while building a platform for sustained success to deliver top- and bottom-line growth and long-term shareholder value. Our key strategic priorities include:

- Accelerating top-line growth;
- Enhancing operational excellence and efficiency through disciplined cost management and a continuous improvement mindset; and
- Strengthening our financial position through strong cash flow generation and disciplined capital allocation, ensuring we invest for growth while delivering returns to shareholders.

In our pursuit of accelerating top-line growth, we are focused on product innovation, marketing and technology, while also extending our reach through adjacencies and international expansion. Foundational to these growth drivers is the creation of great products and continuing to deliver innovation, newness and elevated experiences for our customers.

Our Competitive Strengths

We believe the following competitive strengths contribute to our leading market position, differentiate us from our competitors and will drive future long-term sustainable growth:

Industry Leading Brand and Products

We have developed and operate a well-known, beloved and broadly appealing brand, which allows us to target markets across the economic spectrum, across demographics and across the world. As one of the premier fragrance companies in the world, we deliver customers their favorite fragrances in multiple forms and categories with industry-leading speed and innovation that power our deep customer connections. We are an affordable luxury brand with covetable offerings, and a key tenet of our strategy is offering products at multiple price points. Customers look to us to celebrate the season, transport them to another time and place, decorate their home and find the perfect gift.

We have also developed trusted and market-leading products in the home fragrance, body care, and soap and sanitizer categories. Our products are differentiated through a combination of fragrance, packaging and quality at accessible prices.

We are continuously offering innovation and newness to customers through compelling product introductions paired with exciting marketing activities. During 2024, we rolled out Everyday Luxuries, our prestige-inspired line of fine fragrance mists, and we view it as a platform to drive long-term growth and expect to expand the collection in 2025. We also believe that adjacencies are an opportunity to expand our product portfolio, applying our fragrance expertise and leadership to large addressable markets. Another key element across our core business is collaborations, which allow us to deliver highly differentiated storytelling that generates top-of-mind brand awareness with existing and new customers, drive traffic and enhance our cultural relevancy. In 2024, we launched collaborations with leading brands in pop culture through partnerships and plan to continue to build upon this strategy in 2025.

In-Store Experience and Store Operations

We view our customers' in-store experience as an important vehicle for communicating the image of our brand and engaging with our customers. We utilize visual presentation of merchandise, fragrance, in-store marketing, music and our sales associates to reinforce the image represented by our brand. Our in-store marketing is designed to convey the principal elements and personality of our brand. The store design, visual marketing and storytelling, fixtures, fragrances and music are all carefully planned and coordinated to create a unique shopping experience. We display merchandise uniformly to ensure a consistent store experience, regardless of location. Store managers receive detailed plans designating fixture and merchandise placement to ensure coordinated execution of the Company-wide merchandising strategy. Our sales associates and store managers are a central element in bringing our seasonal storytelling to life by providing a high level of customer service.

During 2024, we created a new store design type called Gingham+, which is a refreshed in-store experience that is highly customer-centric and creates an easy and seamless shopping experience. This new format, which we have adopted for all new and renovated stores, has resonated very well with our customers and yielded operational efficiencies. Additionally, our buy online pick up in store ("BOPIS") option continues to grow as our customers appreciate the convenience. As we look forward, we are investing in the capabilities to allow for greater capacity and efficiencies, including additional storage and technology enhancements.

Digital Experience

In addition to our in-store experience, we strive to create a customer-centric digital platform that integrates the digital and physical brand experience and enables convenience for the customer when desired. Our digital presence, including social media, our websites and our loyalty application, allows us to get to know our customers better and communicate with them anytime and anywhere.

We are prioritizing enhancements to our digital personalization capabilities to build and implement a more tailored and targeted approach to marketing and promotions, one that is rooted in data, analytics and customer segmentation. In 2024, we added "Gingham Genius," an artificial intelligence-powered tool that helps customers find their perfect fragrance, product or gift. We have updated the quantity selector to create a more seamless shopping experience and expanded our targeted offers and products to increase conversion. Lastly, we have adopted a real-time abandon cart email that alerts customers right away when they leave product in carts to enable a quick purchase. We continue to leverage personalized product recommendations based on shopping behavior and customized headers to welcome recognized users by name and highlight their loyalty account balance. By adding personalized landing pages, immersive content, and product recommendations, we plan to acquire more customers, increase retention of existing customers and drive more discovery and larger basket sizes.

Loyalty Program

Our loyalty program is a critical tool for engaging with our customers and meeting them where they are. As of February 1, 2025, we had approximately 39 million active members of our loyalty program. Active members of our loyalty program represent loyalty program members who have purchased at least once directly from the Company during the preceding twelve-month period. In 2024, nearly 80% of our U.S. sales came from our loyalty members, and our loyalty members continue to outperform non-loyalty members, leading to increased spend, trips, cross-channel purchases and higher retention. During 2024, our reward redemption rate increased, reflecting the strength of the program. We have planned enhancements to the program in 2025, which we believe will drive further improvements to redemption.

Product Development

Quality and innovation are at the core of our sourcing strategy. We seek to drive efficiencies and mitigate risk through our strong technical research and prolific product development. Our merchant, design and sourcing teams have a long history of bringing innovative and covetable products to our customers. Our product offering and assortment strategy is key to elevating our brand, increasing our long-term pricing power and expanding our business both into adjacent product categories and internationally.

We believe a large part of our success comes from our ability to quickly assess and effectively adjust to changing customer preferences. We leverage our differentiated product development capabilities and our strong partnerships with fragrance houses to frequently deliver compelling new fragrances, packaging and other product launches. We are dedicated to delivering a full product pipeline by launching new fragrances and products every four to six weeks, with new products launching nearly every week.

Sourcing and Logistics

Our predominantly domestic, vertically integrated supply chain enables us to continually deliver newness and meet the demands of our omnichannel customers and changing macro trends with speed and agility. Our supplier base includes long-standing vendor relationships, and the majority of our products are produced at Beauty Park, a business park that includes several key vendors within close proximity to our Columbus, Ohio distribution and fulfillment centers. These strategic vendor relationships provide deep capabilities across our product categories.

While our Company-owned distribution centers located in central Ohio are core to our operations, we also utilize third-party distribution centers located throughout North America to position inventory geographically closer to our customers. In addition, we operate a leased direct channel fulfillment center located near Columbus, Ohio. This facility has 1.1 million square feet of space and state-of-the-art fulfillment capabilities to support our direct business (also referred to as digital or e-commerce) and enhanced fulfillment capabilities for our business. Finally, we also utilize third party-operated direct channel fulfillment centers throughout North America to support our needs.

Experienced and Committed Management Team

Our senior management team has significant retail and business experience at Bath & Body Works, Inc. and other companies such as Unilever, Avon Products, The Estée Lauder Companies, Ford Motor Company, CVS Health, Merck, Madewell, J.Crew, Carter's, Hasbro and Mattel.

Real Estate

Company-operated Stores

We have a diversified store portfolio in the U.S. and Canada across venue tiers and types, and as a result of our strong brand and established retail presence, have been able to lease high-traffic locations in most retail centers in which we operate. We proactively manage our stores and adjust our investment levels based on individual store and fleet performance.

The following table provides the number of our Company-operated retail stores as of February 1, 2025 and February 3, 2024:

	February 1, 2025	February 3, 2024
United States	1,782	1,739
Canada	113	111
Total	1,895	1,850

The following table provides the changes in the number of our Company-operated retail stores for the past three fiscal years:

	Beginning of Year	Opened	Closed	End of Year
2024	1,850	106	(61)	1,895
2023	1,802	95	(47)	1,850
2022	1,755	95	(48)	1,802

Over time, we expect low-single digit annual increases in North American square footage. We plan to open new stores in emerging non-mall venues or as replacement stores for non-viable malls, while closing stores in non-viable or declining malls. In 2024, we successfully transitioned to become a predominantly off-mall retailer with 57% of our North American store fleet located in off-mall locations as of February 1, 2025. We are continuing our off-mall expansion to limit our exposure to vulnerable mall locations, with a target mix of 75% off-mall over time given continued consumer preference.

During 2024, we opened 106 new North American stores, nearly all in off-mall locations, and permanently closed 61 stores, predominantly in malls, which, when combined with store remodel activity, resulted in net square footage growth of 3%. In 2025, we expect North American square footage growth of between 2% and 3%.

Additional Information

Franchise, License and Wholesale Arrangements

In addition to our Company-operated stores, our products are sold at partner-operated locations and websites in more than 45 countries through franchise, license and wholesale arrangements. Our international partner-based, asset-light business model allows us to establish operating standards by owning assortment, pricing architecture, promotions, store designs and real estate approval while our partners make investments and contribute as experts in local real estate, people and practices.

The following table provides the number of international stores operated by our partners as of February 1, 2025 and February 3, 2024:

	February 1, 2025	February 3, 2024
International	494	454
International - Travel Retail	35	31
Total (a)	529	485

_____

(a)   Includes store locations only and does not include kiosks, shop-in-shops, gondola or beauty counter locations.

Additionally, our partners operated 31 international e-commerce sites as of February 1, 2025, compared to 28 as of February 3, 2024.

Merchandise Vendors

During 2024, we purchased merchandise from approximately 100 vendors, primarily located in the U.S. Our largest vendor supplied approximately 15% of our total merchandise purchases (on a dollar basis) during 2024, while no other single vendor accounted for more than 10% of our merchandise purchases (on a dollar basis). Our five largest vendors supplied approximately 40% of our total merchandise purchases (on a dollar basis) on a combined basis during 2024.

Distribution and Merchandise Inventory

Most of our merchandise is produced in the U.S. and is shipped to our distribution centers in the Columbus, Ohio area. In addition to our Company-operated distribution centers, we also utilize third-party logistics providers to warehouse and distribute product throughout North America. We proactively evaluate our distribution channels to ensure we are able to provide the right product at the right place to meet or exceed our customers' expectations. We strive to maintain sufficient quantities of inventories on hand in our retail stores, fulfillment centers and distribution centers to enable us to meet customer demand.

We continue to actively manage our inventory to adjust for anticipated channel shifts and product category shifts. The current macroeconomic environment requires agility, and we believe we are leveraging the speed that we have in our supply chain, our close partnerships with our suppliers and the capabilities of our sourcing, production and logistics teams to respond quickly. We believe that our predominantly domestic, vertically integrated supply chain enables us to successfully navigate a dynamic environment and present full and abundant product assortments on time to our customers with speed and agility.

Information Systems

Our information systems consist of a full range of retail, financial and merchandising applications. These applications are related to point-of-sale, e-commerce, merchandising, marketing, planning, sourcing, logistics, inventory management, data security and support systems, including human resources and finance applications. We substantially completed our information technology ("IT") separation from Victoria's Secret & Co. ("Victoria's Secret") during the second quarter of 2023, and completed all remaining separation activities in 2024.

In connection with the IT separation from Victoria's Secret, we have undertaken a multi-year project to significantly upgrade our digital and information technology systems, capabilities and organization to, among other things, advance our data analytics capabilities, enhance our in-store and online customer experience, enable us to more effectively personalize our marketing, shopping, and promotional experiences, streamline our IT and digital operations and enable us to work more efficiently (the "IT Transformation Project"). We believe successful execution of the IT Transformation Project will enhance our omnichannel capabilities and support the growth and profitability of our business while also enhancing the security of, and otherwise reducing risks associated with, our IT systems. Our technology roadmap remains on-track, as we enhance our systems and put in place foundational tools to enable more personalization and seamless customer engagement to drive long-term growth.

Seasonal Business

Our operations are seasonal in nature and consist of two principal selling seasons: Spring (the first and second quarters) and Fall (the third and fourth quarters). The fourth quarter, including the holiday season, typically accounts for approximately 40% of our Net Sales and is our most profitable quarter. Accordingly, cash requirements are highest in the third quarter as our inventories build in advance of the holiday season.

Working Capital

We fund our business operations through a combination of available cash and cash equivalents and cash flows generated from operations. In addition, our credit facility is available for additional working capital needs and investment opportunities.

Regulation

We and our products are subject to regulation by various federal, state, local and foreign regulatory authorities. We are subject to a variety of tax and customs regulations and international trade arrangements.

Intellectual Property

Our trademarks, copyrights and patents, which constitute our primary intellectual property, have been registered or are the subject of pending applications in the U.S. Patent and Trademark Office and with the registries of many foreign countries and/or are protected by common law. We believe our products are identified by our intellectual property and our intellectual property is an integral tool in protecting innovation. Thus, we believe our intellectual property is of significant value. Accordingly, we intend to maintain our intellectual property and related registrations and vigorously protect our intellectual property assets against infringement.

Competition

The sale of home fragrance, body care and soap and sanitizer products is a highly competitive business with numerous competitors, including individual and chain specialty stores, department stores, online retailers and discount retailers. Brand image, presentation, marketing, design, price, service, fulfillment, assortment and quality are the principal competitive factors.

Other Information

For additional information about our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations," included under Item 7. of this Annual Report on Form 10-K.

Human Capital Management

Human Capital

At Bath & Body Works, our purpose goes beyond selling product. We strive to be an employer of choice, make a difference in our communities and foster a safe, inclusive and empowering environment for our thousands of associates as well as our customers and suppliers. We believe everyone belongs at Bath & Body Works.

We work to create a culture of inclusion where all associates can contribute their unique skills and abilities and where differences are embraced and celebrated. The Human Capital & Compensation Committee of our Board of Directors (the "Board") oversees, among other things, the Company's programs, policies, practices and strategies relating to culture, talent, equal employment opportunities and the Company's executive compensation programs. In addition, our Board oversees the talent review and succession planning process for our Chief Executive Officer and other senior level critical roles.

Workforce Demographics

As of February 1, 2025, we employed approximately 59,200 associates, none of whom were covered by a collective bargaining agreement. Approximately 94% of our associates work in our stores, with the remainder working in our home office or distribution and fulfillment centers. The following table includes demographic information related to the full-time status or part-time status (which are associates who work less than 40 hours a week) of our associates as of February 1, 2025:

Work Status	Number of Associates
Full-time	8,975
Part-time	50,235
Total	59,210

Focus on Inclusion

We champion an inclusive work environment with a focus on attracting, engaging and developing talent. By continuing to encourage and support a workplace environment where inclusion is valued, we believe we can serve our customers better, as well as attract and retain highly talented associates. We also strive to give all our team members access to opportunities, which includes career advancement opportunities and competitive wages.

Commitment to Competitive Wages

Our compensation programs are designed to link annual changes in compensation to overall Company performance, as well as each individual's contribution to the results achieved. Our pay for performance philosophy includes participation of our store leaders and all salaried associates in home office and distribution and fulfillment centers in our short-term cash incentive compensation program. In addition, our store leaders earn monthly bonuses based on performance. The emphasis on overall Company performance is intended to align the associates' financial interests with the interests of our stockholders.

Commitment to Providing Quality Benefits

We offer competitive, performance-based compensation; a company-matched 401(k) retirement plan; and flexible and affordable health, wellness and lifestyle benefits. Subject to certain eligibility requirements, associates can choose benefits and resources that fit their lifestyle, including, but not limited to, 14 weeks paid maternity leave, six weeks paid parental leave, mental health benefits, family planning benefits including fertility, adoption and surrogacy, expanded bereavement leave time, military leave, tuition-free access to education, tuition assistance, free access to life planning services, removal of co-pays for insulin and other critical prescriptions, commuter benefits, a tobacco cessation program, an associate stock purchase plan that allows associates to purchase Company stock at a discount and a generous merchandise discount.

In 2024, we continued our focus on ensuring associate well-being by promoting our wellness center in our Columbus, Ohio headquarters, which provides accessible, low-cost medical care, physical therapy and an on-site pharmacy to our associates, and by expanding our employee assistance program to all seasonal associates. In addition, we expanded DailyPay from our distribution and fulfillment centers to include our associates in stores. DailyPay provides earlier access to associates' earned wages as needed.

As part of our caring culture, our associates help fellow associates going through extreme personal hardships through the Bath & Body Works Associates for Associates Emergency Fund ("A4A"). Administered by the Columbus Foundation with funds donated by associates and matched by the Bath & Body Works Foundation, A4A provides monetary aid and/or make community resources available to associates facing crisis, such as fire destruction, a serious medical condition or a natural disaster. During 2024, the A4A fund awarded over $585,000 in grants to over 400 associates.

Safety Is Our Priority

We are committed to providing all of our associates a healthy and safe working environment and for protecting the safety of our customers. Our health and safety programs (including safety training for associate onboarding, developmental e-learning and on-the-job training) are designed to meet or exceed regulatory requirements for the various industry sectors of our business and in the jurisdictions in which we operate.

Code of Conduct

We have a written Code of Conduct that is based on our values and is a resource which establishes standards for associate conduct that reinforce the Company's commitment to integrity and ethical conduct. All associates are required to complete a Code of Conduct training course and certify their compliance annually.

We maintain an Ethics Hotline, operated by a third-party, 24 hours a day, seven days a week, where associates may anonymously report potential instances of unethical conduct and potential violations of law or Company policies.

Available Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC"). The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC's website at *www.sec.gov*.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, on our website at *www.bbwinc.com*. Our website and information included in or linked to our website are not part of this Annual Report on Form 10-K.

Copies of any of the above-referenced documents will also be made available, free of charge, upon written request to:

Bath & Body Works, Inc.
Investor Relations Department
Three Limited Parkway
Columbus, Ohio 43230

ITEM 1A. RISK FACTORS.

We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this report or made by our Company or our management involve risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. Accordingly, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," "planned," "potential," "target," "goal" and any similar expressions may identify forward-looking statements. Risks associated with the following factors, among others, in some cases have affected and, in the future, could affect our financial performance and actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements included in this report or otherwise made by the Company or our management:

- general economic conditions, inflation, tariffs, consumer confidence, consumer spending patterns and market disruptions including pandemics or significant health hazards, severe weather conditions, natural disasters, terrorist activities, financial crises, political crises or other major events, or the prospect of these events;
- the seasonality of our business;
- our ability to attract, develop and retain qualified associates and manage labor-related costs;
- difficulties arising from turnover in Company leadership or other key positions;
- the dependence on store traffic and the availability of suitable store locations on appropriate terms;
- our continued growth in part through new store openings and existing store remodels and expansions;
- our ability to successfully operate and expand internationally and related risks;
- our independent franchise, license, wholesale and other distribution-related partners;
- our direct channel business;
- our ability to protect our reputation and our brand image;
- our ability to attract customers with marketing, advertising, promotional programs and our loyalty program;
- our ability to maintain, enforce and protect our trade names, trademarks and patents;
- the highly competitive nature of the retail industry and the segments in which we operate;
- consumer acceptance of our products and our ability to manage the life cycle of our brand, develop new merchandise and launch and expand new product lines successfully;
- our ability to source, distribute and sell goods and materials on a global basis, including risks related to:
  - political instability, wars and other armed conflicts, environmental hazards or natural disasters;
  - significant health hazards or pandemics, which could result in closed factories and/or stores, reduced workforces, scarcity of raw materials, and scrutiny or embargoing of goods produced in impacted areas;
  - duties, taxes and other charges;
  - legal and regulatory matters;
  - volatility in currency exchange rates;
  - local business practices and political issues;
  - delays or disruptions in shipping and transportation and related pricing impacts;
  - disruption due to labor disputes; or
  - changing expectations regarding product safety due to new legislation;
- our ability to successfully complete environmental, social and governance initiatives, and associated costs thereof;
- the geographic concentration of third-party manufacturing facilities and our distribution facilities in central Ohio;
- our reliance on a limited number of suppliers to support a substantial portion of our inventory purchasing needs;
- the ability of our vendors to deliver products in a timely manner, meet quality standards and comply with applicable laws and regulations;
- the spin-off of Victoria's Secret may not be tax-free for U.S. federal income tax purposes;
- fluctuations in foreign currency exchange rates;
- fluctuations in product input costs;
- fluctuations in energy costs;
- our ability to adequately protect our assets from loss and theft;
- claims arising from our self-insurance;
- our and our third-party service providers' ability to implement and maintain information technology systems and to protect associated data;
- our ability to maintain the security of customer, associate, third-party and Company information;
- stock price volatility;
- our ability to pay dividends and make share repurchases under share repurchase authorizations;
- shareholder activism matters;
- our ability to maintain our credit ratings;
- our ability to service or refinance our debt and maintain compliance with our restrictive covenants;

- our ability to comply with laws, regulations, standards, technology platform rules or other requirements related to data privacy and cybersecurity;
- our ability to comply with regulatory requirements;
- legal and compliance matters; and
- tax, trade and other regulatory matters.

We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this report to reflect circumstances existing after the date of this report or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

The following discussion of risk factors contains "forward-looking statements." These risk factors may be important to understanding any statement in this Annual Report on Form 10-K, other filings or in any other discussions of our business. The following information should be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation and Item 8. Financial Statements and Supplementary Data.

In addition to the other information set forth in this report, the reader should carefully consider the following factors which could materially affect our business, results of operations, financial condition and/or cash flows. The risks described below are not our only risks. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also adversely affect our business, results of operations, financial condition and/or cash flows in a material way.

<u>Risks related to our business:</u>

Our net sales, results of operations and cash flows are sensitive to, have been affected by and may in the future be further impacted by, general economic conditions, inflation, tariffs, consumer confidence, consumer spending patterns, significant health hazards or pandemics, severe weather or other market disruptions.

Our net sales, results of operations, cash flows and future growth may be affected by local, regional, national or international political or economic trends or developments that can reduce consumers' ability or willingness to spend or alter consumer behavior and spending patterns. These trends and developments (including tariffs), which can vary substantially by country, include political, financial or social instability or conditions, geopolitical events, corruption, anti-American sentiment, social and ethnic unrest, military conflicts and terrorism, as well as changes in general economic conditions (including unemployment levels, inflation and market volatility). For example, during 2022, 2023 and 2024, the global economy was negatively impacted by high inflation rates, which has resulted in higher prices that have negatively impacted and may continue to negatively impact consumer demand. In addition, market disruptions due to natural disasters, significant health hazards or pandemics or other major events or the prospect of these events could also impact or shift consumer spending and sentiment. Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, or in the central Ohio region where most of our third-party manufacturers and our distribution centers are located, have adversely affected and could in the future adversely affect our business. During periods when economic or market conditions are unsettled or weak, purchases of our products have declined, and may in the future further decline. In such circumstances, we have increased, and may in the future continue to increase, the number of promotional sales which, when combined with inflationary cost pressures, have negatively affected our merchandise margin rates and, in the future, could have a material adverse effect on our results of operations, financial condition and cash flows.

Our net sales, operating income, cash and inventory levels fluctuate on a seasonal basis.

We experience major seasonal fluctuations in our net sales and operating income, with a significant portion of our operating income and cash flows typically realized during the fourth quarter holiday season. Any decrease in sales or margins during this critical period could have a material adverse effect on our results of operations, financial condition and cash flows.

Seasonal fluctuations also affect our cash and inventory levels since we usually order merchandise in advance of peak selling periods and sometimes before new trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the holiday season selling period. If we are not successful in selling inventory, we may have to sell the inventory at significantly reduced prices or may not be able to sell the inventory at all, which could have a material adverse effect on our results of operations, financial condition and cash flows.

We may be impacted by our ability to attract, develop and retain qualified associates and manage labor-related costs.

We believe one of our competitive advantages is providing positive, engaging and satisfying experiences for our diverse customer base, which requires us to have highly trained, engaged and diverse associates. Our success depends in part upon our ability to attract, develop and retain a sufficient number of qualified associates, including, but not limited to, store personnel, associates in our home office, distribution and fulfillment centers and key product and support talent. The turnover rate in the retail industry is generally high, and qualified individuals of the requisite caliber and number needed to fill these positions have been in short supply in some areas. Competition for such qualified individuals and shifts in the labor market, including availability of skilled talent, and continued changes and complexity in labor and healthcare laws have caused us to incur higher labor costs, and such increases in labor costs could continue in the future. Our inability to recruit a sufficient number of qualified individuals in the future may, among other things, delay planned openings of new stores, affect the speed with which we expand, or negatively impact our ability to timely and efficiently fulfill orders, to develop new merchandise and to launch new product lines. Delayed store openings, significant increases in associate turnover rates or significant increases in labor-related costs could have a material adverse effect on our results of operations, financial condition and cash flows.

In recent years, multiple retailers have faced unionization campaigns from their workers. If we are subject to a unionization campaign from our associates, we would incur significant expenses in the form of legal and consulting fees and potentially be subject to negative publicity that could significantly disrupt our operations and have an adverse effect on our results of operations, financial condition and cash flows.

An increase in the costs of associate wages, benefits and insurance (including workers' compensation, general liability, property and health) has adversely affected, and could continue to adversely affect, our operating results. In particular, labor shortages and the current competitive labor market have increased competition for qualified associates, which has compelled, and may continue to compel, us to pay higher wages to attract or retain qualified associates. Such increases in costs may result from general economic or competitive conditions or from government imposition of higher minimum wages at the federal, state or local level, including in connection with the increases in state minimum wages that have been enacted by various states. Moreover, there may be a long-term trend toward higher wages in developing markets. Any increase in such operating expenses could have a material adverse effect on our results of operations, financial condition and cash flows.

Turnover in Company leadership or other key positions, and our ability to attract and retain new talent, may have an adverse impact on Company performance.

We may experience changes in key leadership or key positions in the future. The departure of key personnel can result in the loss of significant knowledge and experience. This loss of knowledge, expertise and experience can be mitigated through successful internal succession planning or external hiring and transition, but there can be no assurance that we will be successful in such efforts. Attracting and retaining qualified senior leadership may be more challenging under adverse business conditions. Failure to attract and retain the right talent or to smoothly manage the transition of responsibilities resulting from such turnover could affect our ability to meet our goals and may cause us to miss performance objectives or financial targets or disrupt our relationships with our customers, vendors or other third parties.

Our net sales depend on a volume of traffic to our stores and the availability of suitable lease space.

More than half of our stores are located in off-mall retail shopping areas with the remainder located in malls and other types of retail centers. Sales at these stores are derived, in part, from the volume of consumer traffic in those retail areas. Our stores benefit from the ability of the retail center and other attractions in an area, including "destination" retail stores, to generate consumer traffic in the vicinity of our stores. Sales volume and retail traffic may be adversely affected by factors that we cannot control, such as economic downturns, including due to inflationary or tariff pressures, or changes in consumer demographics in a particular area, consumer trends away from brick-and-mortar retail toward online shopping, competition from internet and other retailers and other retail areas where we do not have stores, significant health hazards or pandemics, the closing of other stores or the decline in popularity or safety in the shopping areas where our stores are located and the deterioration in the financial condition of the operators or developers of the shopping areas in which our stores are located.

Part of our future growth is significantly dependent on our ability to operate stores in desirable locations with capital investment and lease costs providing the opportunity to earn a reasonable return. We cannot be sure as to when or whether such desirable locations will become available at reasonable costs. Additionally, we are dependent upon the suitability of the lease spaces that we currently use. The leases that we enter into are generally noncancelable leases with initial terms of ten years. If we determine that it is no longer economical to operate a store and decide to close it, we may remain obligated under the applicable lease for, among other things, payment of the base rent for the balance of the lease term.

These risks could have a material adverse effect on our ability to grow and our results of operations, financial condition and cash flows.

Our continued growth and success depend in part on new store openings and existing store remodels and expansions.

Our continued growth and success depend in part on our ability to open and operate new, primarily off-mall stores and expand and remodel existing stores on a timely and profitable basis. Accomplishing our new and existing store expansion goals will depend upon a number of factors, including the ability to partner with developers and landlords to obtain suitable sites for new and expanded stores at acceptable costs and on acceptable timelines, the hiring and training of qualified personnel and the integration of new stores into existing operations. There can be no assurance we will be able to achieve our store expansion goals, manage our growth effectively, successfully integrate the planned new stores into our operations or operate our new, remodeled and expanded stores profitably. These risks could have a material adverse effect on our ability to grow and our results of operations, financial condition and cash flows.

Our international operations and our plans for international expansion include risks that could impact our results and reputation.

We intend to continue to operate internationally and further expand in our existing markets and into new international markets, including through franchise and other distribution-related partner arrangements. The risks associated with international markets include, among others, difficulties in attracting customers due to a lack of customer familiarity with our brand, our ability to comply with international laws and regulations, our lack of familiarity with local customer preferences, cultures or religious norms and seasonal differences in the international markets. Any of these difficulties may lead to disruption in the overall timing of our international expansion efforts, lower sales than we anticipate and increased costs. Further, entry into other markets may bring us into competition with new competitors or with existing competitors with an established presence in such markets. Such expansions will also have upfront investment costs, some of which may be significant, that may not be accompanied by sufficient revenues to achieve expected operational and financial performance. Other risks include general economic conditions in specific countries or markets, reliance on franchise partners, service providers and other distribution-related partners that we do not control, volatility in the geopolitical landscape (including social and ethnic unrest, military conflicts and terrorism), anti-American sentiment, foreign governmental regulation and enforcement (including the risks of local tariffs and operating in markets in which there are uncertainties regarding the interpretation and enforceability of legal requirements and the enforceability of contract rights and intellectual property rights), legal actions, disruptions or delays in shipments, restrictions on the repatriation of funds held internationally, occurrence of significant health hazards or pandemics, changes in diplomatic and trade relationships and political instability. For example, the conflict in the Middle East has resulted in unpredictable conditions in the region and around the world, and has affected, and may continue to affect, our business and operations as a result of, among other things, the economic consequences and disruptions from such conflict, supply chain availability, consumer boycotts of Western brands, and consumer reaction to perceived acts or failures to act by us or our franchise partners including commencing and/or maintaining operations in countries or regions that are linked to such conflicts.

Further, our results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates. See "Fluctuations in foreign currency exchange rates could impact our results of operations, financial condition and cash flows" below.

All of the above risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our licensees, franchisees, wholesalers and other distribution-related partners could take actions that could harm our business or brand images.

We have global brand exposure through digital sites and stores independently owned and/or operated by our franchise partners and other distribution-related partners. Although we have criteria to evaluate and select prospective partners, the level of control we can exercise over our partners is limited, and the quality and success of their operations may be diminished by any number of factors beyond our control. For example, our partners may not have the business acumen or financial resources necessary to successfully operate stores in a manner consistent with our standards and may not hire and train qualified store managers and other personnel. Further, we primarily rely on our partners to comply with applicable laws and regulations in the international markets in which they operate. Our brand image and reputation may suffer materially, and our sales could decline, if our partners do not operate successfully, including operating in compliance with applicable laws and regulations. These risks could have an adverse effect on our results of operations, financial condition and cash flows.

Our direct channel business includes risks that could have a material adverse effect on our results.

Our direct channel (also referred to as digital or e-commerce) is subject to numerous risks that could have a material adverse effect on our results of operations, financial condition and cash flows. Such risks include, but are not limited to, the difficulty in recreating the in-store experience through our direct channels; domestic or international large scale buyers and resellers purchasing merchandise and reselling it outside our control; resellers competing against us on domestic or international platforms where we legitimately sell our goods, or competition on marketplaces; our ability to anticipate and implement innovations in technology and logistics in order to appeal to existing and potential customers who increasingly rely on multiple channels to meet their shopping needs; legal and regulatory developments associated with digital, data, analytics, artificial intelligence, communications and ad-targeting practices (including, without limitation, the use of technologies and third-party services to personalize or create concierge-like customer experiences); risks associated with increases in order fulfillment logistics costs; risks associated with the level of support provided by third party partners' web infrastructure, websites and related support systems; and the failure of and risks related to the resources that underlay and support the operation of our and our third-party partners' web infrastructure, websites and the related support systems, including computer viruses, malware (including, without limitation, ransomware), unauthorized access to and theft of customer information, privacy violations, fraudulent branded phishing sites impersonating our direct channel, ad scams causing customer confusion, information technology and vendor system failures, deepfakes and other malicious uses of artificial intelligence, disruption of critical services caused by threat actors and similar disruptions.

Our failure to maintain efficient and uninterrupted order-taking and fulfillment operations could also have a material adverse effect on our results of operations, financial condition and cash flows. We utilize third-party service providers for order management and for a majority of our fulfillment services. If these third-party service providers do not maintain efficient and uninterrupted service, we have experienced, and may in the future experience, merchandise delivery delays, loss of sales, stranded inventory, cancellation charges or excessive promotional activity to clear inventory. Further, we may have difficulty replacing these third-party service providers and there can be no assurance we can do so in a timely manner or on terms favorable to us. The satisfaction of our direct channel customers also depends on their timely receipt of merchandise. If we encounter difficulties with the distribution and fulfillment facilities, or if the facilities were to shut down for any reason, including as a result of a pandemic, fire, severe weather, natural disaster or work stoppage, we could face shortages of inventory; we could incur significantly higher costs and longer lead times associated with distributing our products to our customers; we could face scrutiny by regulators and litigants; and our customers may be dissatisfied.

Any of these issues could have a material adverse effect on our results of operations, financial condition and cash flows.

Our ability to protect our reputation could have a material adverse effect on our brand image.

Our ability to maintain our reputation is critical to our brand image. Our reputation could be jeopardized if we fail to maintain high standards for merchandise quality and integrity of the consumer's experience in stores and online. If third parties with which we have a business relationship, including our influencer network, fail to represent our brand in a manner consistent with our brand image, it could harm our reputation. Any negative publicity, including information publicized through traditional or social media platforms and similar venues such as websites, blogs and other forums, may affect our reputation and brand and, consequently, reduce demand for our merchandise and negatively impact our reputation, even if such publicity is unverified or inaccurate.

Failure to comply with or the perception that we have failed to comply with ethical, social, product, labor, privacy, systems and data security and environmental standards, or related political considerations, or that we have failed to ensure the safety of our stores and products, could also jeopardize our reputation and potentially lead to various adverse consumer actions, including boycotts. Failure to comply with applicable laws and regulations, to maintain an effective system of internal controls, to maintain the security of customer, associate, third-party and company information or to provide accurate and timely financial statement information could also hurt our reputation. Damage to our reputation or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations, financial condition and cash flows, as well as require additional resources to rebuild our reputation.

If our marketing, advertising, promotional programs or loyalty program are unsuccessful, or if our competitors are more effective with their programs than we are, our results of operations, financial condition and cash flows may be adversely affected.

Customer traffic and demand for our merchandise are influenced by our advertising, marketing and promotional activities, the effectiveness of our loyalty program, the name recognition and reputation of our brand and the location of and service offered in our stores and through our direct business. Although we use marketing, advertising and promotional programs and our loyalty program to attract customers through various media, including social media, websites, mobile applications, email and print, and we continue to invest to improve the online and mobile user experience for our customers, some of our competitors may expend more for their programs than we do or use different or more efficient approaches than we do, which may provide them with a competitive advantage. Our financial forecasts are dependent on our marketing, advertising and promotional programs and our loyalty program enhancements driving customer acquisition and stronger customer retention. Our programs may not be effective or could require increased expenditures, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our ability to adequately maintain, enforce and protect our trade names, trademarks and patents could have an impact on our brand image and ability to penetrate new markets.

We believe that our trade names, trademarks and patents are important assets and an essential element of our strategy. We have obtained or applied for federal registration of these trade names, trademarks and patents and have applied for or obtained registrations in many foreign countries. There can be no assurance that we will obtain such applied for registrations or that the registrations we obtain will prevent the imitation of our products or infringement or other violation of our intellectual property rights by others. In particular, the laws of certain foreign countries may not protect proprietary rights to the same extent as the laws of the U.S. If any third party copies our products, our or our partners' websites or our or our partners' stores in a manner that projects lesser quality or carries a negative connotation, it could have a material adverse effect on our brand image and reputation as well as our results of operations, financial condition and cash flows.

Third parties may assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks, or claim that we are infringing, misappropriating or otherwise violating their intellectual property rights. We may be unable to successfully resolve these types of conflicts to our satisfaction and may be required to enter into costly license agreements, be required to pay significant royalties, settlement costs or damages, be required to rebrand our products and/or be prevented from selling some of our products.

Our ability to compete favorably in our highly competitive segments of the retail industry could impact our results of operations, financial condition and cash flows.

The retail industry is highly competitive. We compete for sales with a broad range of other retailers, including individual and chain specialty stores, department stores and discount retailers. In addition to the traditional store-based retailers, we also compete with direct marketers or retailers that sell similar lines of merchandise and who target customers through online channels. Brand image, marketing, design, price, service, assortment, quality, innovation, image presentation and fulfillment are all competitive factors in both the store-based and online channels.

Some of our competitors may have greater financial, marketing and other resources available and trends across our product categories may favor our competitors. We rely to a greater degree than some of our competitors on physical locations in retail centers. Therefore, declines in traffic to such locations may affect us more significantly than our competitors. Some of our competitors sell their products in stores that are located in the same retail centers as our stores. In addition to competing for sales, we compete for favorable site locations and lease terms in retail centers.

Increased competition, combined with declines in store and/or direct channel traffic, could result in price reductions, increased marketing expenditures and loss of pricing power and market share, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our ability to manage the life cycles of our brand and to remain current with trends and launch and expand new product lines successfully could impact the image and relevance of our brand.

Our success depends in part on management's ability to effectively manage the life cycles of our brand, to anticipate and respond to changing preferences and consumer demands and to translate market trends into appropriate, saleable product offerings in advance of the actual time of sale to the customer. We are dependent on certain product categories and declines in customer demand in these product categories have negatively impacted, and may in the future impact, our results of operations, financial condition and cash flows. Our financial forecasts are dependent on our ability to drive growth through adjacent product categories, including men's, fragrant haircare, laundry and lip. Customer demands and trends change rapidly. If we are unable to successfully anticipate, identify or react to changing preferences or trends, we misjudge the market for our products or any new product lines, or our launches or expansions of new product lines are unsuccessful, we may not be able to achieve the growth in our business that we currently anticipate. In response, we may be forced to increase our marketing, promotions or price markdowns and potentially discontinue a product line. These risks are particularly acute for us because of our reliance on innovation and the newness we offer to engage new and existing customers and could have a material adverse effect on our brand image and reputation as well as our results of operations, financial condition and cash flows.

We may be impacted by our ability to adequately source, distribute and sell merchandise and other materials on a global basis.

We source merchandise and other materials directly in domestic and international markets. We distribute merchandise and other materials globally to our franchise and other distribution-related partners in international locations and to our stores. Many of our imports and exports are subject to a variety of customs regulations and international trade arrangements, including existing or potential duties, tariffs or safeguard quotas. We also compete with other companies for manufacturing facilities.

We also face a variety of other risks generally associated with doing business on a global basis. For example:

- political instability, geopolitical conflict, including the war between Russia and Ukraine and the conflict in the Middle East, environmental hazards or natural disasters, which could negatively affect international economies, financial markets and business activity;
- significant health hazards or pandemics, which could result in closed factories, distribution and fulfillment centers and/or stores, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in impacted areas;
- imposition of new or retaliatory trade duties, sanctions, tariffs or taxes and other charges on imports or exports;
- evolving, new or complex legal and regulatory matters;
- volatility in currency exchange rates;
- local business practices and political issues (including issues relating to compliance with domestic or international labor standards) and anti-American sentiment, which may result in adverse publicity or threatened or actual adverse consumer actions, including boycotts;
- delays or disruptions in shipping and transportation and related pricing impacts;

- disruption due to labor disputes; and
- changing expectations regarding product safety due to new laws or regulations or other factors.

Certain goods that we import are sourced from third-party suppliers in China. Our ability to successfully import such materials may be adversely affected by U.S. and Canadian laws and changes in those laws. The Uyghur Forced Labor Prevention Act ("UFLPA") imposes a presumptive ban on the import of goods to the U.S. that are made, wholly or in part, in the Xinjiang Uyghur Autonomous Region of China ("XUAR") or by persons that participate in certain programs in the XUAR that entail the use of forced labor. U.S. Customs and Border Protection ("CBP") has published both a list of entities that are known to utilize forced labor, and a list of commodities that are most at risk, such as poly-vinyl chloride, cotton, tomatoes and silica-based products. Although none of our Chinese suppliers are located in the XUAR, we do not currently have full visibility to the entirety of each supplier's separate sub-tier supply chains to be able to ensure that the raw materials or other inputs they use to manufacture their goods are not produced in the XUAR. Materials we import into the U.S. could be held by the CBP based on a suspicion that inputs used in such materials originated from the XUAR or that they may have been produced by Chinese suppliers accused of participating in forced labor, pending our providing satisfactory evidence to the contrary. Among other consequences, such an outcome could result in negative publicity that harms our brand and reputation and could result in a delay or complete inability to import such materials, which could result in inventory shortages and an increase in supply chain compliance costs.

We also rely upon third-party transportation providers for substantially all of our product shipments, including shipments to and from our distribution centers to our stores and fulfillment centers, and to our customers. Our utilization of these delivery services for shipments is subject to risks, including increases in labor costs and fuel prices, which would increase our shipping costs, and associate strikes and inclement weather, which may impact our transportation providers' ability to provide delivery services that adequately meet our shipping needs.

Our ability, or perceived inability, to complete environmental, social and governance ("ESG") initiatives may have a material adverse effect on our reputation.

Investors, other stakeholders, the general public and U.S. and foreign governmental and nongovernmental organizations have been focused on ESG initiatives, including with respect to climate change, greenhouse gas emissions, packaging and waste, diversity, equity and inclusion, worker pay and benefits, human rights, sustainable supply chain practices, animal health and welfare, deforestation and land, energy and water use. We maintain an ESG function to provide direction and coordinate ESG work throughout the Company. Increased scrutiny of ESG initiatives by public, regulatory, investor and other stakeholders, including U.S. and foreign governmental agencies, may put pressure on us to adjust our disclosures in these areas, and make adjustments to our commitments, targets, or goals and take actions to meet or address such adjustments, which could expose us to market, operational, regulatory, legal and execution costs or risks. Our business may also face increased scrutiny related to ESG activities, including from U.S. and foreign governmental agencies, and potentially lead to enforcement actions and litigation. Setting these targets and goals or expanding or adjusting our disclosure or our failure, or perceived failure, to meet or properly adjust such targets and goals could adversely affect our reputation and, as a result, our business, financial performance and growth.

We rely on a number of manufacturing and distribution facilities located in the same vicinity, making our business susceptible to local and regional disruptions or adverse conditions.

To achieve the necessary speed and agility in supply of our inventory, we rely heavily on third-party manufacturing facilities and our distribution facilities in close proximity to our headquarters in central Ohio. As a result of the geographic concentration of many of the manufacturing and distribution facilities that we rely upon, our operations are susceptible to local and regional factors, such as accidents, system failures, economic and weather conditions, natural disasters (including as may be exacerbated by climate change), demographic and population changes and other unforeseen events and circumstances. Any significant interruption in the operations of these facilities could lead to inventory issues, increased costs or interruptions to our operations, which could have a material adverse effect on our results of operations, financial condition and cash flows.

A change in the relationship with our key vendors could have a material effect on our business.

We rely on a limited number of vendors (including manufacturers) to supply our inventory. In 2024, our largest vendor supplied approximately 15% of our total merchandise purchases (on a dollar basis) and our largest five vendors in the aggregate supplied approximately 40% of our total merchandise purchases (on a dollar basis). Our business depends on developing and maintaining close relationships with our vendors and on our vendors' ability or willingness to sell quality products to us at competitive prices and on other favorable terms. Many factors outside of our control may impact these relationships and the ability or willingness of these vendors to sell us products on favorable terms. For example, financial or operational difficulties that our vendors may face could increase the cost of the products we purchase from them or our ability to source products from them.

We may be impacted by our vendors' ability to manufacture and deliver products in a timely manner, meet quality standards and comply with applicable laws and regulations.

We purchase products from third-party vendors. Factors outside our control, such as production issues, shipping delays, quality problems, geopolitical conflicts and wars, outbreaks of disease, or natural disasters, could disrupt merchandise deliveries and result in lost sales, cancellation charges or excessive markdowns.

In addition, quality problems could result in product liability judgments or widespread product recalls that may negatively impact our sales and profitability for a period of time depending on product availability, reaction of competitors and consumer attitudes. Even if product liability claims are unfounded, unsuccessful or are not fully pursued, the negative publicity surrounding any assertions could adversely impact our reputation with existing and potential customers and our brand image.

Our business could also suffer if our third-party vendors fail to comply with applicable laws and regulations. While our internal and vendor operating guidelines promote ethical business practices and our associates and third-party compliance auditors visit and monitor the operations of our third-party vendors, we do not control these vendors or their practices. Violations of labor, environmental or other laws by third-party vendors used by us or the divergence of a third-party vendor's or partner's labor or environmental practices from those generally accepted as ethical or appropriate could interrupt or otherwise disrupt the shipment of finished products to us or damage our reputation.

These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

The spin-off of Victoria's Secret could result in substantial tax liability to us and our stockholders.

We received an opinion of counsel to the effect that, for U.S. federal income tax purposes, the spin-off and certain related transactions qualify for tax-free treatment under certain sections of the Internal Revenue Code. However, the opinion relies on certain assumptions, representations and undertakings, including those relating to the past and future conduct of our business, and the opinion would not be valid if such assumptions, representations and undertakings were incorrect. Furthermore, the opinion is not binding on the Internal Revenue Service ("IRS") or the courts. If, notwithstanding receipt of the opinion, the spin-off or certain related transactions are determined to be taxable, we would be subject to a substantial tax liability. In addition, if the spin-off is taxable, each holder of our common stock who received shares of Victoria's Secret common stock in connection with the spin-off would generally be treated as receiving a taxable dividend in an amount equal to the fair market value of the shares received.

Even if the spin-off otherwise qualifies as a tax-free transaction, the distribution would be taxable to us (but not to our stockholders) in certain circumstances if future significant acquisitions of our stock or the stock of Victoria's Secret are determined to be part of a plan or series of related transactions that included the spin-off. In this event, the resulting tax liability could be substantial. In connection with the spin-off, we entered into a Tax Matters Agreement with Victoria's Secret, pursuant to which Victoria's Secret agreed to not enter into any transaction that could cause the spin-off or any related transactions to be taxable to us without our consent and to indemnify us for any tax liability resulting from any such transaction. In addition, these potential tax liabilities may discourage, delay or prevent a change of control of us.

Fluctuations in foreign currency exchange rates could impact our results of operations, financial condition and cash flows.

We are exposed to foreign currency exchange rate risk with respect to our sales, profits, assets and liabilities denominated in currencies other than the U.S. dollar. In addition, our royalty arrangements are calculated based on sales in local currency and, as such, we are exposed to foreign currency exchange rate fluctuations. Although we use foreign currency forward contracts to hedge certain foreign currency risks, these measures may not succeed in offsetting all of the short-term negative impacts of foreign currency rate movements on our business and results of operations, financial condition and cash flows. Hedging would generally not be effective in offsetting the long-term impact of sustained shifts in foreign exchange rates on our business results. As a result, the fluctuation in the value of the U.S. dollar against other currencies could have a material adverse effect on our results of operations, financial condition and cash flows.

Our results may be affected by fluctuations in product input costs.

Product input costs, including freight, labor and raw materials, fluctuate subject to price volatility caused by any fluctuation in aggregate supply and demand or other external conditions, such as inflationary conditions, weather and climate conditions, geopolitical conflicts and wars, energy costs, natural events or disasters, taxes and tariffs (including as a result of trade disputes), industry demand, labor shortages, transportation issues, fuel costs, product recalls, governmental regulation and other factors, all of which are beyond our control and in many instances are unpredictable. These factors may result in an increase in our product input costs. We may not be able to, or may elect not to, fully pass these increases on to our customers which may adversely impact our profit margins. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our results may be affected by fluctuations in energy costs.

Energy costs have fluctuated in the past and may fluctuate in the future due to changes in factors beyond our control, such as weather and climate conditions or natural events or disasters, taxes and tariffs (including as a result of trade disputes), industry demand, high demand for renewable energy, inflationary conditions, labor shortages, transportation issues, fuel costs, geopolitical conflicts and wars, governmental regulation and other factors. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our retail stores, distribution and fulfillment centers and other Company locations and costs to purchase products from third-party manufacturers. A continual rise in energy costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our results may be impacted by our ability to adequately protect our assets from loss and theft.

Our assets are subject to loss, including those caused by illegal or unethical conduct by associates, customers, vendors, partners or unaffiliated third parties (including from organized retail crime). We experience events that cause inventory shrinkage. Our inventory shrinkage rates have increased in recent years and may continue to increase, and we cannot assure that incidences of loss and theft will decrease in the future or that the measures we are taking will effectively reduce these losses. Higher rates of loss or increased security costs to combat theft could have a material adverse effect on our results of operations, financial condition and cash flows.

We self-insure certain risks and may be impacted by unfavorable claims experience.

We are self-insured for various types of insurable risks including associate medical benefits, workers' compensation, property, general liability and automobile, up to certain stop-loss limits. Claims are difficult to predict and may be volatile. Any adverse claims experience could have a material adverse effect on our results of operations, financial condition and cash flows.

We have undertaken a multi-year initiative to upgrade our digital and information technology systems and capabilities. We significantly rely on our, and our third-party service providers', ability to successfully implement, upgrade and sustain information technology systems and to protect associated data and system availability.

Following the substantial completion of our information technology separation from Victoria's Secret in 2023, we have undertaken the IT Transformation Project, a multi-year project to significantly upgrade our digital and information technology systems and capabilities to, among other things, advance our data analytics capabilities, enhance our in-store and online customer experience, enable us to more effectively personalize our marketing, shopping and promotional experiences, enhance the security of and otherwise reduce risks associated with our IT systems, streamline our information technology operations and enable us to work more efficiently. We, together with our third-party service providers and vendors, maintain a complex ecosystem of information technology systems and environments that will be impacted by the IT Transformation Project. As with any significant information technology upgrade, the IT Transformation Project increases the risk of interruption of service, data loss and vulnerabilities, corruption of data, breach, failure of information technology systems to effectively communicate and other disruptions to our operations. Moreover, the IT Transformation Project could result in expenses and capital expenditures that substantially exceed the expenses and capital expenditures that we currently anticipate.

The success of our business depends, in part, on the secure and uninterrupted performance of our, and our third-party service providers' and vendors', information technology systems. Our information technology systems, as well as those of our service providers and vendors, are vulnerable to damage, interruption, service availability or breach from a variety of sources, including cyberattacks, ransomware attacks, deepfakes and other malicious uses of artificial intelligence, telecommunication and/or technology failures, malicious human acts, human errors and natural disasters. Moreover, despite maintaining comprehensive measures, some of our systems, e-commerce environments and servers and those of our service providers and vendors are potentially vulnerable to physical or electronic break-ins, malware (including, without limitation, ransomware), computer viruses and similar disruptive problems. Such incidents have disrupted, and could in the future further disrupt, our operations (whether directly or due to disruptions of our service providers' and vendors' operations) including our ability to timely ship and track product orders and project inventory requirements and lead to interruptions or delays in our supply chain. Additionally, these types of problems could result in an actual or perceived breach of confidential customer, merchandise, financial, associate or other important information (including personal information), which could result in damage to our reputation, costly litigation, customer complaints, negative publicity, breach notification obligations, regulatory or administrative sanctions, inquiries, orders or investigations, indemnity obligations, damages for contract breach or penalties for violations of applicable laws or regulations. The increased use of smartphones, tablets, mobile devices and data applications and services may also heighten these and other operational risks. Despite the precautions we have taken, unanticipated problems or events may nevertheless cause failures in, or unauthorized access to, our and our third-party service providers' and vendors' information technology systems. Sustained or repeated system disruptions that interrupt our ability to process orders and deliver products to the stores or directly to our customers, impact our ability to process transactions in our stores, impact our customers' ability to access our websites and mobile applications in a timely manner or expose confidential customer, merchandise, financial, associate or other important information (including personal information), the risks of which may be heightened as we execute on the IT Transformation Project, could have a material adverse effect on our results of operations, financial condition and cash flows.

We use third-party service providers and vendors to store, transmit and otherwise process certain confidential customer, merchandise, financial, associate or other important information (including personal information) on our behalf, and our third-party service providers and vendors are subject to cybersecurity and privacy risks similar to us. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any cybersecurity incidents or privacy violations attributed to our service providers or vendors as they relate to the information we share with them, information to which they are granted access, or information that they process for us to deliver services to our customers. Although we strive to contractually require these service providers and vendors to implement and maintain controls and a standard of security (such as implementing reasonable measures) and to comply with applicable law, we cannot control third parties and cannot guarantee that a security breach or privacy violation will not occur in connection with their systems and practices.

Any significant compromise or breach of our data security, including the security of customer, associate, third-party or Company information, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

In the operation of our business, we collect, use, transmit and otherwise process a large volume of personal and other confidential, proprietary and sensitive information. Information systems are susceptible to an increasing threat of continually evolving cybersecurity risks. Breaches or failures of security involving our information systems, including those provided, managed and supported by any of our third-party service providers, have occurred, and in the future may occur. Any significant compromise or breach of our data security, media reports about such an incident, whether accurate or not, or our failure to make adequate or timely disclosures to the public, regulatory agencies or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols or regulations, could significantly damage our reputation with our customers, associates, investors and other third parties, cause the disclosure of personal, confidential, proprietary or sensitive customer, associate, third-party or Company information, cause interruptions to our operations and distraction to our management, cause our customers to stop shopping with us, inhibit our ability to attract new customers and result in significant legal, regulatory and financial liabilities and lost revenues. Compounding these risks is the complexity of our information systems, which are a collection of our and our third-party service providers' systems.

While we train our associates, have implemented systems, processes and security measures to protect our physical facilities and information technology systems against unauthorized access and prevent data loss, and have vetted our third-party service providers' systems, processes and security measures, there is no guarantee that these procedures are adequate to safeguard against all data security threats to us or our third-party service providers. Despite these measures, we have been and may in the future be vulnerable to targeted or random attacks on our systems that could lead to security breaches, denial of service, vandalism, computer viruses, malware, ransomware, misplaced, corrupted or lost data, programming and/or human errors or similar events. Our systems and facilities (and the systems and facilities of our third-party service providers) are also subject to compromise from internal threats, such as theft, misuse, unauthorized access or other improper actions by associates, contractors and third-party service providers with otherwise legitimate access to our (or such third-party service providers') systems, websites, mobile applications or facilities (which risks may be heightened as a result of our (or their) associates working from home). Furthermore, because the methods of cyberattack and deception change frequently, are increasingly complex and sophisticated and can originate from a wide variety of sources, including nation-state actors, despite our efforts to ensure the confidentiality, availability and integrity of our systems, websites and mobile applications, it is possible that we may not be able to anticipate, detect, appropriately react and respond to or implement effective preventative measures against all cybersecurity threats, and our third-party service providers may be subject to the same risks.

We have and may in the future be required to expend significant capital and other resources to protect against, respond to and recover from any potential, attempted or existing cybersecurity incidents. As cybersecurity incidents continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. In addition, our remediation efforts may not be successful or may not be completed in a timely manner. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on our results of operations, financial condition and cash flows. Moreover, there could be public announcements regarding cybersecurity incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our common stock.

While we currently maintain cybersecurity insurance, such insurance may not be sufficient in type or amount to cover us against claims related to breaches, violations of law, failures or other data security-related incidents, and we cannot be certain that cybersecurity insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our results of operations, financial condition and cash flows.

Risks related to our common stock:

Our stock price may be volatile.

Our stock price has fluctuated and may continue to fluctuate substantially as a result of variations in our actual or projected performance or the financial performance of other companies in the retail or consumer product industries. Any guidance that we provide is based on goals that we believe are reasonably attainable at the time guidance is given. If, or when, we announce actual results that differ from those that have been forecasted by us, outside investment analysts or others, our stock price could be adversely affected. Investors who rely on these forecasts when making investment decisions with respect to our securities do so at their own risk.

The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. In particular, our common stock may in the future be traded by short sellers which may put pressure on the supply and demand for our common stock, further influencing volatility in its market price. Public perception and other factors outside of our control may additionally impact the stock price of companies like us that garner a disproportionate degree of public attention, regardless of actual operating performance.

If we are unable to pay quarterly dividends or repurchase our shares at intended levels, our reputation and stock price may be impacted.

Quarterly cash dividends and share repurchase programs have historically been part of our capital allocation strategy. We are not required to declare dividends or make any share repurchases under our share repurchase programs in the future. For example, in 2020, we did not repurchase any of our shares, and we suspended our quarterly cash dividends due to the anticipated impact of the COVID-19 pandemic. Our Board will determine our future levels of dividend payments and share repurchase authorizations, if any, giving consideration to our levels of profit and cash flow, capital requirements, capital allocation strategy, current and forecasted liquidity and the restrictions placed upon us by our borrowing arrangements, as well as financial and other conditions which may be beyond our control. Any reduction, or failure, to pay dividends or repurchase our shares after we have announced our intention to do so may negatively impact our reputation, investor confidence in us and our stock price.

Shareholder activism could cause us to incur significant expense, impact the execution of our business strategy and have an adverse effect on our business.

Shareholder activism, which can take many forms and arise in a variety of situations, could result in substantial costs and divert our attention and resources from our business and our ability to execute our strategic plans. Additionally, such shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with our associates, customers, service providers or other vendors and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant fees and other expenses related to activist shareholder matters, including for third-party advisors. Our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any shareholder activism.

Risks related to our indebtedness:

Our ability to maintain our credit ratings could affect our ability to access capital and could increase our interest expense.

The credit rating agencies periodically review our capital structure and the quality and stability of our earnings. A deterioration in our capital structure or the quality and stability of our earnings could result in a downgrade of our credit ratings. Any negative ratings actions could constrain the capital available to us or our industry and could limit our access to funding for our operations. We are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes constrained, our interest costs may increase, we may not be able to fund future growth or we may not be able to meet some or all of our financial obligations, which could have a material adverse effect on our results of operations, financial condition and cash flows.

We may be unable to service or refinance our debt or maintain compliance with restrictive covenants in our debt instruments, including our asset-backed revolving credit facility.

We currently have substantial indebtedness. Our asset-backed revolving credit facility (the "ABL Facility") contains a covenant and negative covenants that under certain circumstances require maintenance of a certain financial ratio and also, under certain conditions, restrict our ability to pay dividends, repurchase shares of our common stock and make other restricted payments as defined in the agreement. Our cash flow from operations provides the primary source of funds for our debt service payments. If our cash flow from operations declines, we may be unable to service or refinance our current debt. If we fail to comply with any covenant, including our financial covenant, it could result in an event of default and our lenders could terminate the commitments under our ABL Facility and make the entire debt incurred thereunder immediately due and payable, or we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our stockholders' interests.

Risks related to laws and regulations:

Changes in laws, regulations, standards, technology platform rules or other requirements relating to privacy and cybersecurity, or any actual or perceived failure by us to comply with such laws, regulations, rules or contractual or other obligations relating to data privacy and cybersecurity, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

We are, and may increasingly become, subject to various laws, directives, industry standards, rules and regulations, as well as contractual obligations, relating to data privacy and cybersecurity (including the use of artificial intelligence) in the jurisdictions in which we operate and may in the future operate. The legal and regulatory environment related to data privacy and cybersecurity is increasingly rigorous and rapidly evolving, with new requirements, constantly changing requirements, and new or novel interpretations of existing requirements applicable to our business, and enforcement actions and litigation are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that the laws and regulations will be interpreted and applied in ways that may have a material adverse effect on our results of operations, financial condition and cash flows.

In the U.S., data privacy and protection are regulated at federal, state and local levels. Various federal and state regulators, including governmental agencies like the SEC and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning data privacy and cybersecurity and have prioritized data privacy and cybersecurity-related violations for enforcement actions. Certain state laws are, and in the future may continue to be, more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which complicates compliance efforts and increases risks to our business.

These laws and regulations range from the "sectoral" variety (i.e., laws that govern specific practices, services or technologies) to omnibus laws (i.e., laws that comprehensively seek to govern all aspects of data processing practices). As an omnichannel retailer, we are subject to both.

In North America, we are subject to sectoral laws that impose different enforcement regimes, whether enforced by government agencies or class action and/or mass arbitration litigants, with fines and statutory damages that can result in significant exposure when applied to large customer segments. Illustrative of the sectoral variety are laws that govern telephonic communications (e.g., the Federal Telephone Consumer Protection Act), email communications (e.g., the Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act and Canada's Anti-Spam Legislation), the use of biometric technology (e.g., the Illinois Biometric Information Privacy Act), the printing of payment card numbers on certain transaction receipts (e.g., the Federal Fair and Accurate Credit Transactions Act), the use of call recordings (e.g., federal and state laws governing unlawful surveillance and consent for recordings), the collection of consumer information at retail point of sale (e.g., the California Song-Beverly Act), and the collection of driver's license information (e.g., state laws governing the scanning of government identification).

We are further subject to omnibus data privacy and protection laws. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the "CCPA"), broadly governs data privacy practices, increases privacy rights for California residents and imposes obligations on companies that process their personal information, including certain sensitive personal information. Among other things, the CCPA requires covered companies to provide disclosures to California consumers and provide such consumers data protection and privacy rights, including the ability to opt out of certain disclosures of their personal information and the ability to access and delete personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of certain classifications of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Other states and countries have passed omnibus data privacy laws that are similar to the CCPA, further complicating the legal landscape, and similar bills are making their way through several state legislatures. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers (and, in some cases, to regulators) of data breaches, which are when certain types of personal information have been accessed, impacted or acquired without authorization. State laws are changing rapidly, and there have been deliberations in the U.S. Congress regarding a new comprehensive federal data privacy law to which we would become subject if one were to be enacted. Such a law could add complexity, variation in requirements, restrictions and potential legal risk. Moreover, it could require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and result in increased compliance costs or changes in business practices and policies.

While most of our international operations are conducted through franchise, license, wholesale and other distribution-related arrangements, we are also subject to certain international laws, regulations, rules and standards in certain international jurisdictions and may be subject to additional international laws, regulations, rules and standards, whether existing or enacted in the future, that apply broadly to the collection, use, retention, security, disclosure, handling transfer and other processing of personal information. In Canada, we are subject to the Personal Information Protection and Electronic Documents Act ("PIPEDA") as well as substantially similar provincial privacy laws (e.g., Quebec's Law 25). These data privacy laws broadly govern the entire lifecycle of personal information, enumerating principles that govern accountability; purpose; consent; assessment; privacy by default; limitations on collection, use, disclosure and retention; accuracy; safeguards; transparency; data rights of access, correction and deletion; and complaint-handling. Certain of the laws also contain a mandatory breach notification regime. Canadian federal and provincial authorities and litigants enforce these laws. Privacy regulators have an express obligation to investigate complaints and have the authority to initiate investigations. Under PIPEDA, the Office of the Privacy Commissioner of Canada has the power to require an organization to enter into a compliance agreement and failure to comply may result in a court order or court proceedings. A complainant may also appeal to Federal Court, and the court has broad authority including awarding damages. Similarly, the European Union's ("EU") General Data Protection Regulation ("GDPR") imposes strict data privacy and cybersecurity requirements for handling personal data. Further, the GDPR was transposed into U.K. law ("U.K. GDPR") as supplemented by the U.K.'s Data Protection Act of 2018, which currently imposes the same obligations as the GDPR in most material respects. Additionally, under the GDPR, EU member states have enacted certain implementing legislation that adds to and/or further interprets the GDPR requirements and, depending on the extent and degree to which we conduct business in the European Economic Area ("EEA") and the U.K., potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EEA states and the U.K. GDPR governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, handle, transfer and otherwise process personal data, and other international jurisdictions are expected to pass similar laws that may include even more stringent requirements. Changes in such international laws or changes in our business strategy such as direct expansions into additional jurisdictions may cause us to incur additional compliance costs, increase our risks of being subject to lawsuits, complaints and/or regulatory investigations or fines, or restrict our ability to transfer personal data between and among countries and regions in which we operate or may in the future operate. Such international laws, and our compliance with such laws, could impact the manner in which we do business and the geographical location or segregation of our relevant operations and could adversely affect our results of operations, financial condition and cash flows.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, investing in and implementing additional data protection technologies and other safeguards and training associates and engaging third-party service providers, which are likely to increase over time. In addition, such requirements may require us to modify our data processing or cybersecurity practices and policies and distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our results of operations, financial condition and cash flows. Any failure or perceived failure by us or our partners to comply with any applicable federal, state or similar foreign laws, regulations, standards or rules relating to data privacy and cybersecurity could result in damage to our reputation and our relationship with our customers, as well as proceedings or litigation by governmental agencies or customers, including class-action data-privacy and -protection litigation in certain jurisdictions, which could subject us to significant fines, sanctions, awards, penalties or judgments, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

We may be impacted by our ability to comply with legal and regulatory requirements.

We are subject to numerous legal and regulatory requirements. Our policies, procedures and internal controls are designed to comply with all applicable foreign and domestic laws and regulations, including those required by the Sarbanes-Oxley Act of 2002, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the SEC and the New York Stock Exchange ("NYSE"), among others. Although we have put in place policies and procedures aimed at ensuring legal and regulatory compliance, our associates, subcontractors, manufacturers, other vendors, licensees, franchisees and other third parties could take actions that violate these laws and regulations. Any violations of such laws or regulations could have an adverse effect on our reputation, the market price of our common stock and our results of operations, financial condition and cash flows.

It can be difficult to comply with sometimes conflicting statutes or regulations in local, national or foreign jurisdictions as well as new or changing laws and regulations. Also, changes in such laws and regulations could make operating our business more expensive or require us to change the way we do business. For example, changes in product safety or other consumer protection laws could lead to increased costs for certain merchandise, increased research and development costs associated with product reformulations or new product lines, or additional labor costs associated with readying merchandise for sale. We operate stores in all 50 states, Canada and Puerto Rico, which requires us to comply with a myriad of provincial, state and local laws pertaining to all aspects of our business, including our associates and consumers. The trend for states and localities in the U.S. to legislate in the absence of national laws passed by the U.S. Congress has greatly increased the complexity of legal compliance for us. In addition, future domestic and international legislative and regulatory efforts to combat climate change or other environmental considerations could result in increased regulation and additional taxes and other expenses in a manner that adversely affects our business, financial performance and growth. It may be difficult for us to comply with these laws, compliance may be costly and compliance and associated costs may negatively impact our operations.

We may be adversely impacted by certain compliance or legal matters.

We, along with third parties we do business with, are subject to complex compliance and litigation risks. Actions filed against us from time to time include commercial, tort, intellectual property, product liability, tax, customer, employment, wage and hour, data privacy, securities, anti-corruption and other claims, including purported class action lawsuits and mass arbitration claims. The cost of defending against these types of claims against us or the ultimate resolution of such claims, whether by settlement or adverse court decision, may harm our business. Further, potential claimants may be encouraged to bring suits based on a settlement from us or adverse court decisions against us. We cannot currently assess the likely outcome of such suits, but if the outcome were negative, it could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

In addition, we may be impacted by litigation trends, including class action lawsuits involving consumers and stockholders, that could have a material adverse effect on our reputation, the market price of our common stock and our results of operations, financial condition and cash flows.

We may be impacted by changes in taxation, trade and other regulatory requirements.

We are subject to income tax in local, national and international jurisdictions. In addition, our products are subject to import and excise duties and/or sales or value-added taxes in many jurisdictions. We are also subject to the examination of our tax returns and other tax matters by the IRS and other tax authorities and governmental bodies. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance as to the outcome of these examinations. Fluctuations in tax rates and duties, changes in tax legislation or regulation or adverse outcomes of these examinations could have a material adverse effect on our results of operations, financial condition and cash flows.

There is increased uncertainty with respect to international tax policy and trade relations between the U.S. and other countries. The uncertainty results from, among other things, executive actions or legislative priorities taken, set or under consideration, by the current U.S. presidential administration, major developments in tax policy or trade relations (including the imposition of unilateral tariffs on imported products), and Organization for Economic Cooperation and Development actions adopted in certain jurisdictions. These actions, legislation and developments and the response by foreign governments to these actions could have a material adverse effect on our results of operations, financial condition and cash flows.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY

The Company has developed an information security program to address material risks from cybersecurity threats and incidents, which is integrated within its overall enterprise risk management program. The program includes policies and procedures that identify how security measures and controls are developed, implemented and maintained. Under the information security program, the Company performs one or more cyber risk assessments each year based on recognized industry best practices and standards and cyber threat intelligence. The risk assessments, together with risk-based analysis and judgment, are used to determine security measures and controls to address identified risks. The Company considers the following factors, among others, during its risk and control implementation assessments: the likelihood and severity of the risk; the impact on the Company, the Company's customers, associates and stockholders, and others if a risk materializes; the feasibility and cost of security measures and controls; and the impact of security measures and controls on operations and others.

The Company's information security program currently includes the following security measures and controls, which are deployed as the Company deems applicable:
- endpoint threat detection and response;
- identity and access management;
- privileged access management;
- logging and monitoring involving the use of security information and event management;
- multi-factor authentication;
- firewalls and intrusion detection and prevention;
- web application firewalls and bot security tools; and
- vulnerability and patch management.

All of the Company's office-based associates and certain distribution and fulfillment center associates undergo mandatory security awareness training at the time of hiring and on an annual basis thereafter. The Company's store-based associates receive ad hoc awareness communications and are provided with cybersecurity awareness materials as part of the store operating manual.

The Company uses third-party security firms in different capacities to provide or operate certain security measures and controls and technology systems, including cloud-based platforms and services. For example, third parties are used to conduct assessments, such as vulnerability scans and penetration testing. The Company also uses a variety of processes designed to address cybersecurity threats and incidents related to the use of third-party technology and services, including pre-acquisition diligence, imposition of contractual obligations and performance monitoring.

As part of the Company's overall enterprise risk management program, the Company has developed business continuity and disaster recovery plans, which include measures designed to respond to potential disruptions to its information technology systems (or information technology systems of third parties on which it relies). The Company also maintains a written information security incident response plan and conducts tabletop exercises to enhance incident response preparedness. The Company is also a member of an industry cybersecurity intelligence and risk sharing organization.

The Company (or third parties on which it relies) may not be able to fully, continuously and effectively implement security measures and controls as designed or intended. As described above, the Company utilizes a risk-based approach and judgment to determine the security measures and controls to implement, and it is possible that the Company may not implement appropriate security measures and controls if management does not recognize, or underestimates, a particular risk. In addition, security measures and controls, no matter how well designed or implemented, may only partially mitigate, but not fully eliminate, risks. Cybersecurity threats and incidents, even when detected or foreseeable, may not always be immediately understood or acted upon by the Company (or by third parties on which it relies).

The Company, like many retailers, relies upon third-party service providers, such as payment processors, network providers and application providers, that have faced risks from threat actors and cybercriminal groups that seek to steal payment card data, consumer data, and other sensitive information; disrupt critical information technology systems; and/or demand ransom payments. Although the Company has implemented security measures and controls designed to address these risks, if these risks were to materialize, such as in the event of a cybersecurity incident causing the networks of a third-party payment processor to not be operational, the impact to the Company could be material.

The Company has not identified risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, which have materially affected, or are reasonably likely to materially affect, the Company, including its business strategy, results of operations, or financial condition. However, the Company continues to face risks from cybersecurity threats and incidents that, if realized, may have such material effect. Despite its ongoing efforts, the Company cannot provide complete assurance that its information security program will be effective in detecting, preventing, or mitigating such cybersecurity risks. See also "We have undertaken a multi-year initiative to upgrade our digital and information technology systems and capabilities. We significantly rely on our, and our third-party service providers', ability to successfully implement, upgrade and sustain information technology systems and to protect associated data and system availability" and "Any significant compromise or breach of our data security, including the security of customer, associate, third-party or Company information, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows" in Item 1A. Risk Factors of this Annual Report on Form 10-K for a discussion of cybersecurity risks that could have a material impact on the Company, which sections should be read in conjunction with this Item 1C.

The Company's Chief Information Security Officer ("CISO") is the member of the management team with primary responsibility for the development, operation and maintenance of the Company's information security program. The CISO holds a master of science degree in information assurance and has over 20 years of cybersecurity experience with Fortune 500 financial, defense, consulting and retail companies. The Audit Committee oversees the Company's information security program at the Board level. The Audit Committee, which is composed entirely of independent members of the Board, receives reports directly from the CISO at least three times per year regarding the Company's information security program, including reports regarding items such as cybersecurity policies and practices, cybersecurity program resources, third-party assessments of the Company's information security program, key risks related to the Company's information security program and the Company's security measures and controls.

As described above, the Company maintains an information security incident response plan that includes processes and procedures for evaluating and escalating cybersecurity threats and incidents to, as determined to be appropriate, the Company's executive management team and members of the Board. The initial impact level of each cybersecurity threat or incident is evaluated by a designated team of information security specialists using risk criteria that have been defined and approved by the Company's executive management team and reviewed with the Audit Committee. If escalated, the threat or incident is evaluated by a cross-functional core and extended team, as applicable, of managers that includes the CISO and designated internal legal counsel with extensive cybersecurity experience, as well as identified associates from across the Company's business and functions, as applicable. Cybersecurity threats and incidents are assigned incident impact levels based on the core team's determination of potential impact to the Company. The core team employs defined risk criteria to classify incidents and escalate incidents accordingly. Based on the severity classification assigned by the core team, incidents may be escalated to, as applicable, representatives of the Company's executive management team (which includes the Disclosure Committee), the Chairs of the Board and the Audit Committee, other members of the Audit Committee and/or the full Board.

The Company has an Enterprise Risk Management function that oversees the identification, prioritization and mitigation of the Company's enterprise risks, and cybersecurity is a risk category addressed by that function. The Company uses governance, risk and compliance tools designed to assess, identify and manage its cybersecurity risks.

ITEM 2. PROPERTIES.

Company-operated

The following table provides the location, use and size of our Company-operated distribution, fulfillment, office and product development facilities as of February 1, 2025:

Location	Use	Approximate Square Footage (in thousands)
Columbus, Ohio area	Office, distribution and fulfillment centers and shipping facilities	5,000
Other North America	Office and product development/design	70

We own five office, distribution center and shipping facilities located in the Columbus, Ohio area comprising approximately 3.9 million square feet. In addition, we operate a 1.1 million square foot leased direct channel fulfillment center located near Columbus, Ohio.

We also lease various other office and product development/design locations in North America, primarily in New York.

As of February 1, 2025, we operated 1,782 and 113 retail stores located in leased facilities throughout the U.S. and Canada, respectively. A substantial portion of our U.S. store leases generally have an initial term of ten years, while our Canadian store leases generally have initial terms of five to ten years. Our store leases expire at various dates between fiscal 2025 and fiscal 2035.

Third-party Operated Fulfillment and Distribution Centers

As of February 1, 2025, we utilized and leased five third-party operated direct channel fulfillment centers in North America, comprising approximately 2.8 million square feet. Prior to February 1, 2025, we exercised our contractual termination rights and gave notice of our intention to exit one of these facilities.

We also utilize six third-party operated regional distribution centers in North America, comprising approximately 1.1 million square feet, that enable us to position inventory geographically closer to our customers.

International Partner-operated Stores

As of February 1, 2025, our partners operated 529 retail stores in more than 45 international countries.

ITEM 3. LEGAL PROCEEDINGS.

We are a defendant in a variety of lawsuits arising in the ordinary course of business. Actions filed against the Company from time to time may include commercial, tort, intellectual property, tax, customer, employment, wage and hour, data privacy, securities, anti-corruption and other claims, including purported class action lawsuits. Although it is not possible to predict with certainty the eventual outcome of any litigation, in the opinion of management, our current legal proceedings are not expected to have a material adverse effect on our results of operations, financial condition or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock is traded on the New York Stock Exchange under the symbol "BBWI." As of February 1, 2025, the Company had approximately 26,000 stockholders of record. This number excludes persons whose stock is held in nominee or street name by brokers.

Dividend Policy

We paid a quarterly dividend of $0.20 per share during each quarter of 2024. Our Board will determine future dividends after giving consideration to our levels of profit and cash flow, capital requirements, current and forecasted liquidity, the restrictions placed upon us by our borrowing arrangements, the macroeconomic environment as well as financial and other conditions existing at the time. We use cash flow generated from operating and financing activities to fund our dividends. For additional discussion regarding our dividends, see "Liquidity and Capital Resources" included under Item 7. of this Annual Report on Form 10-K.

Performance Graph

The following graph shows the changes, over the past five-year period, in the value of $100 invested at the closing stock price on February 1, 2020, including the reinvestment of dividends, in our common stock, the Standard & Poor's ("S&P") 500 Composite Stock Price Index and the S&P 500 Consumer Discretionary Distribution & Retail Index. The Company's stock prices prior to August 3, 2021 have been adjusted to give effect to the Victoria's Secret spin-off.



Common Stock Repurchases

The following table provides our repurchases of our common stock during the fourth quarter of 2024:

Fiscal Period	Total Number of Shares Purchased (a)	Average Price Paid per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Programs (c)	Maximum Dollar Value of Shares that May Yet be Purchased Under the Programs (c)(d)
	(in thousands)		(in thousands)	
November 2024	516	$ 32.02	513	$ 174,541
December 2024	552	38.26	538	153,933
January 2025	412	37.12	411	138,671
Total	1,480		1,462	

(a) The total number of shares repurchased includes shares repurchased as part of publicly announced programs, with the remainder relating to shares in connection with tax payments due upon vesting of associate restricted share and performance share unit awards and the use of our stock to pay the exercise price on associate stock options.

(b) The average price paid per share includes any broker commissions.

(c) For additional share repurchase program information, see Note 13 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(d) The January 2025 amount represents the remaining amount available under the $500 million share repurchase program authorized by our Board in January 2024, which was subsequently cancelled upon announcement of the new $500 million share repurchase authorization approved by our Board in January 2025.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as codified in the Accounting Standards Codification ("ASC"). The following information should be read in conjunction with our financial statements and the related notes included in Item 8. Financial Statements and Supplementary Data.

Our operating results are generally impacted by economic changes and, therefore, we monitor the retail environment using, among other things, certain key industry performance indicators including competitor performance and traffic data. These indicators can provide insight into consumer spending patterns and shopping behavior in the current retail environment and assist us in assessing our performance as well as the potential impact of industry trends on our future operating results. Additionally, we evaluate a number of key performance indicators including net sales, gross profit, operating income and other performance metrics, such as sales per average selling square foot and sales per average store, in assessing our performance.

A discussion regarding our financial condition and results of operations for 2024 compared to 2023 is presented below. A discussion regarding our financial condition and results of operations for 2023 compared to 2022 can be found under Item 7. of our Annual Report on Form 10-K for the year ended February 3, 2024, filed with the SEC on March 22, 2024.

Executive Overview

During 2024, we were focused on our three key strategic priorities of accelerating top-line growth, enhancing operational excellence and efficiency, and strengthening our financial positioning and disciplined deployment of capital. During the year, we built momentum and established a strong foundation for long-term growth by successfully executing a number of key strategic initiatives;

- Launched collaborations with leading brands in pop culture, which allow us to deliver highly differentiated storytelling that generates brand awareness with existing and new customer and enhances our cultural relevancy;

- Introduced new product innovations such as Everyday Luxuries, our prestige-inspired line of fine fragrance mists, to attract new customers;

- Grew our active loyalty membership to approximately 39 million members as of February 1, 2025, deepening brand connectivity with our customers;

- Expanded our customer reach by growing category adjacencies such as Men's, Hair, Lip and Laundry; and

- Delivered approximately $155 million of cost reductions as part of our cost optimization work, bringing our two-year total over $300 million, exceeding our initial targets of $200 million.

Fiscal 2024 Overview

We utilize the retail calendar for reporting. As such, the results for fiscal 2024 represent the 52-week period ended February 1, 2025, and the results for 2023 represent the 53-week period ended February 3, 2024.

For 2024, Net Sales decreased $122 million, or 1.6%, to $7.307 billion, compared to 2023, and was negatively impacted by approximately 100 basis points due to the 53rd week in fiscal 2023. Total North American Net Sales declined $81 million compared to 2023, primarily due to the 53rd week in fiscal 2023, partially offset by new store growth. International Net Sales declined $41 million compared to 2023, primarily driven by a decline in wholesale shipments to our franchise partners affected by the war in the Middle East.

For 2024, Operating Income decreased $19 million, or 1%, to $1.266 billion compared to 2023, and our Operating Income rate (expressed as a percentage of Net Sales) remained flat at 17.3%. Our Operating Income results were impacted by an increase in our Gross Profit rate, primarily driven by improvement in our merchandise margin rate, offset by General, Administrative and Store Operating Expenses deleveraging, primarily due to marketing investments and wage inflation.

For additional information related to our 2024 financial performance, see "Results of Operations – 2024 Compared to 2023."

Fiscal 2025 Outlook

We believe our strategy and actions position the Company to achieve sustainable, profitable growth and to drive long-term shareholder value. We believe our continued innovation across our core categories supported by compelling marketing and enhanced technology, building on innovation platforms we launched in 2024 and extending our reach through adjacencies and international expansion, will accelerate Net Sales growth. We anticipate continuing macroeconomic pressures and do not anticipate improvement in consumer sentiment with the continued challenging backdrop of economic uncertainty in 2025.

Our two-year Fuel for Growth cost optimization program delivered over $300 million of cost savings, and as we enter 2025 we are maintaining a continuous improvement mindset to manage costs and enhance operational efficiencies. We are investing these savings back into the business, primarily in marketing investments to drive customer acquisition and technology to build foundational tools to enable more personalization and seamless customer experience, to drive long-term growth.

Adjusted Financial Information

In addition to our results provided in accordance with GAAP above and throughout this Annual Report on Form 10-K, provided below are non-GAAP measures that present Net Income and Net Income per Diluted Share in 2024 and 2023 on an adjusted basis, which removes certain items. We believe that these items are not indicative of our ongoing operations due to their size and nature. We use adjusted financial information as key performance measures for the purpose of evaluating performance internally. These non-GAAP measures are not intended to replace the presentation of our financial results in accordance with GAAP. Instead, we believe that the presentation of adjusted financial information provides additional information to investors to facilitate the comparison of past and present operations. Further, our definitions of adjusted financial information may differ from similarly titled measures used by other companies.

The tables below reconcile the GAAP financial measures to the non-GAAP financial measures:

(in millions, except per share amounts)	2024	2023
Reconciliation of Reported Net Income to Adjusted Net Income		
Reported Net Income	$ 798	$ 878
Gain on Sales of Easton Investments (a)	(39)	—
Impairment of Equity Method Investment (b)	—	8
Gain on Extinguishment of Debt (c)	—	(34)
Tax Effect of Adjustments included in Other Income	14	7
Tax Benefit from Valuation Allowance Release (d)	(44)	(112)
Adjusted Net Income	$ 729	$ 747
Reconciliation of Reported Net Income per Diluted Share to Adjusted Net Income per Diluted Share		
Reported Net Income Per Diluted Share	$ 3.61	$ 3.84
Gain on Sales of Easton Investments (a)	(0.18)	—
Impairment of Equity Method Investment (b)	—	0.04
Gain on Extinguishment of Debt (c)	—	(0.15)
Tax Effect of Adjustments included in Other Income	0.06	0.03
Tax Benefit from Valuation Allowance Release (d)	(0.20)	(0.49)
Adjusted Net Income Per Diluted Share	$ 3.29	$ 3.27

(a)   In 2024, we sold our investments in Easton Town Center and Easton Gateway, resulting in an aggregate pre-tax gain of $39 million (after-tax gain of $25 million), included in Other Income. For additional information, see Note 1 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(b)   In 2023, we recognized a pre-tax impairment charge of $8 million (after-tax charge of $6 million), included in Other Income, related to an impairment charge on an equity method investment.

(c)   In 2023, we recognized pre-tax gains of $34 million (after-tax gains of $26 million), included in Other Income, related to the repurchase and extinguishment of outstanding notes. For additional information, see Note 10 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(d)   In 2024, we recognized a $44 million tax benefit related to the release of a valuation allowance on a deferred tax asset. In 2023, we recognized a $112 million tax benefit related to the partial release of a valuation allowance on a deferred tax asset. For additional information, see Note 9 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Company-operated Store Data

The following table compares U.S. Company-operated store data for 2024 and 2023:

	2024	2023	% Change
Sales per Average Selling Square Foot (a)	$ 1,041	$ 1,074	(3%)
Sales per Average Store (in thousands) (a)	$ 2,951	$ 3,015	(2%)
Average Store Size (selling square feet)	2,843	2,827	1%
Total Selling Square Feet (in thousands)	5,066	4,916	3%

(a)   Sales per average selling square foot and sales per average store, which are indicators of store productivity, are calculated based on store sales for the period divided by the average, including the beginning and end of period, of total selling square footage and store count, respectively.

The following table represents Company-operated store data for 2024:

	Stores February 3, 2024	Opened	Closed	Stores February 1, 2025
United States	1,739	104	(61)	1,782
Canada	111	2	—	113
Total	1,850	106	(61)	1,895

The following table represents Company-operated store data for 2023:

	Stores January 28, 2023	Opened	Closed	Stores February 3, 2024
United States	1,693	93	(47)	1,739
Canada	109	2	—	111
Total	1,802	95	(47)	1,850

Partner-operated Store Data

The following table represents partner-operated store data for 2024:

	Stores February 3, 2024	Opened	Closed	Stores February 1, 2025
International	454	61	(21)	494
International - Travel Retail	31	5	(1)	35
Total International (a)	485	66	(22)	529

_____

(a)   Includes store locations only and does not include kiosks, shop-in-shops, gondola or beauty counter locations.

The following table represents partner-operated store data for 2023:

	Stores January 28, 2023	Opened	Closed	Stores February 3, 2024
International	401	65	(12)	454
International - Travel Retail	26	5	—	31
Total International (a)	427	70	(12)	485

_____

(a)   Includes store locations only and does not include kiosks, shop-in-shops, gondola or beauty counter locations.

Results of Operations—2024 Compared to 2023

Net Sales

The following table provides Net Sales for 2024 in comparison to 2023:

	2024		2023		% Change
		(in millions)			
Stores - U.S. and Canada (a)	$	5,534	$	5,507	0.5%
Direct - U.S. and Canada		1,474		1,582	(6.8%)
International (b)		299		340	(11.8%)
Total Net Sales	$	7,307	$	7,429	(1.6%)

_____

(a)   Results include fulfilled BOPIS orders.
(b)   Results include royalties associated with franchised stores and wholesale sales.

For 2024, total Net Sales decreased $122 million to $7.307 billion, and was negatively impacted by approximately 100 basis points due to the 53rd week in fiscal 2023.

Direct Net Sales decreased $108 million, or 6.8%, due to a decline in orders, which was primarily due to our customers continuing to select our BOPIS option (which is recognized as store Net Sales) and the 53rd week in 2023, partially offset by an increased average order size. International Net Sales decreased $41 million, or 11.8%, primarily driven by a decline in wholesale shipments to our franchise partners affected by the war in the Middle East. Stores Net Sales increased $27 million, which was effectively flat, primarily due to new store growth and the increase in BOPIS fulfilled orders offset by a decline in average dollar sales and the 53rd week in 2023.

Gross Profit

For 2024, our Gross Profit decreased $2 million to $3.234 billion, and our Gross Profit rate (expressed as a percentage of Net Sales) increased to 44.3% from 43.6% in 2023. The Gross Profit rate increased primarily due to an increase in the merchandise margin rate, driven by cost saving initiatives, distribution productivity and international mix, partially offset by strategically planned promotional activities and our continued investment in product formulations and packaging innovation. Gross Profit dollars were effectively flat as the impact of lower Net Sales was offset by the increase in the merchandise margin rate.

General, Administrative and Store Operating Expenses

The following table provides details for our General, Administrative and Store Operating Expenses for 2024 compared to 2023:

	2024		2023		Change	
	(in millions)	% of Net Sales	(in millions)	% of Net Sales	(in millions)	% of Net Sales
Selling Expenses	$ 1,191	16.3%	$ 1,177	15.8%	$ 14	0.5%
Marketing Expenses	242	3.3%	189	2.5%	53	0.8%
General and Administrative Expenses	535	7.3%	585	7.9%	(50)	(0.6%)
Total	$ 1,968	26.9%	$ 1,951	26.3%	$ 17	0.6%

For 2024, our General, Administrative and Store Operating Expenses increased $17 million to $1.968 billion, and the rate (expressed as a percentage of Net Sales) increased to 26.9% from 26.3%. Increases in Marketing Expenses, primarily due to additional spend to drive customer acquisition, were mostly offset by decreases in General and Administrative Expenses, primarily due to discrete corporate expenses in the prior year and benefits of our cost optimization work. Our Selling Expenses increased primarily due to increases in store count and wage inflation, partially offset by the benefits of our cost optimization work and the 53rd week in fiscal 2023.

The General, Administrative and Store Operating Expense rate increased primarily due to our investments in marketing and the increase in associate wages, partially offset by lapping discrete corporate expenses in the prior year and the benefits of our cost optimization work.

Other Income and Expenses

Interest Expense

The following table provides the average daily borrowings and average borrowing rates for 2024 and 2023:

	2024	2023
Average daily borrowings (in millions)	$ 4,273	$ 4,695
Average borrowing rate	7.3%	7.3%

For 2024, our Interest Expense decreased $33 million to $312 million due to lower average daily borrowings, which were driven by the repurchase and early extinguishment of outstanding notes, and the 53rd week in 2023.

Other Income, Net

For 2024, our Other Income was $74 million compared to $81 million for 2023. Included in 2024 is a $39 million pre-tax gain on sales of certain Easton investments in the second quarter and the recognition of a $10 million pre-tax loss on the repurchase and early extinguishment of outstanding notes. Included in 2023 is a $34 million pre-tax gain on the repurchase and early extinguishments of outstanding notes and an $8 million pre-tax impairment charge related to an equity method investment. The remaining difference in Other Income between the periods was primarily due to lower average invested cash balances and lower interest rates on invested cash in 2024.

Provision for Income Taxes

For 2024, our effective tax rate was 22.4% compared to 13.9% in 2023. The 2024 rate was lower than our combined estimated federal and state statutory rate primarily due to the sales of Easton investments, which resulted in the release of a valuation allowance on a deferred tax asset. The 2023 rate was lower than our combined estimated federal and state statutory rate primarily due to the recognition of the tax benefit related to the partial release of a valuation allowance on a deferred tax asset.

FINANCIAL CONDITION

A discussion regarding our financial condition for 2023 compared to 2022 can be found under Item 7. of our Annual Report on Form 10-K for the year ended February 3, 2024, filed with the SEC on March 22, 2024.

Liquidity and Capital Resources

Liquidity, or access to cash, is an important factor in determining our financial stability. We are committed to maintaining adequate liquidity. Cash generated from our operating activities provides the primary resources to support current operations, growth initiatives, seasonal funding requirements, future common stock and debt repurchases, and capital expenditures. Our cash provided from operations is impacted by our net income and working capital changes. Our net income is impacted by, among other things, sales volume, seasonal sales patterns, success of new product introductions and product and market expansions, profit margins, income taxes and inflationary pressures. Our sales are highest during the fourth quarter of the fiscal year due to seasonal and holiday-related sales patterns. Generally, our need for working capital peaks during the summer and fall months as inventory builds in anticipation of the holiday period. Our cash and cash equivalents held by foreign subsidiaries were $171 million as of February 1, 2025.

During 2024, we repurchased and extinguished $514 million principal amount of our outstanding senior notes for an aggregate price of $522 million. Additionally, we repurchased 10.425 million shares of our common stock for $400 million. We may, from time to time, repurchase, or otherwise retire, additional debt or shares of our common stock, as applicable.

We believe that our current cash position, our cash flows generated from operations and our borrowing capacity under our ABL Facility will be sufficient to meet our liquidity needs, including capital expenditure requirements, for at least the next twelve months.

Debt Leverage Ratio

Our debt leverage ratio is defined as adjusted debt, which includes our long-term debt and total operating lease liabilities, divided by earnings before interest, taxes, depreciation, amortization and rent ("EBITDAR"). EBITDAR is calculated as operating income, which excludes interest and taxes, before depreciation, amortization and lease costs. Our debt leverage ratio is a non-GAAP financial measure which we believe is useful to analyze our capital structure. Our debt leverage ratio calculation may not be comparable to similarly-titled measures reported by other companies. Our debt leverage ratio should be evaluated in addition to, and not considered a substitute for, other GAAP financial measures.

The following table provides our debt leverage ratio as of, and for the years ended, February 1, 2025 and February 3, 2024:

	February 1, 2025	February 3, 2024
	(dollars in millions)	
Long-term Debt	$ 3,884	$ 4,388
Total Operating Lease Liabilities	1,075	1,185
Adjusted Debt	$ 4,959	$ 5,573
Operating Income	$ 1,266	$ 1,285
Depreciation and Amortization	282	269
Total Lease Costs	418	402
EBITDAR	$ 1,966	$ 1,956
Debt Leverage Ratio	2.5	2.8

Free Cash Flow

Our free cash flow is defined as net cash provided by operating activities less capital expenditures. Free cash flow is a non-GAAP financial measure which we believe is useful to analyze our ability to generate cash. Our free cash flow calculation may not be comparable to similarly-titled measures reported by other companies. Our free cash flow calculation should be evaluated in addition to, and not considered a substitute for, other GAAP financial measures.

The following table provides our free cash flows for 2024 and 2023:

	2024		2023	
	(in millions)			
Net Cash Provided by Operating Activities (a)	$	886	$	954
Capital Expenditures		(226)		(298)
Free Cash Flow	$	660	$	656

_____

(a) Fiscal 2024 includes tax payments of $65 million related to the sales of our investments in Easton Town Center and Easton Gateway.

Cash Flows

The following table provides a summary of our Consolidated Statements of Cash Flows for 2024 and 2023:

	2024		2023	
	(in millions)			
Cash and Cash Equivalents, Beginning of Year	$	1,084	$	1,232
Net Cash Flows Provided by Operating Activities		886		954
Net Cash Flows Used for Investing Activities		(162)		(286)
Net Cash Flows Used for Financing Activities		(1,132)		(815)
Effects of Exchange Rate Changes on Cash and Cash Equivalents		(2)		(1)
Net Decrease in Cash and Cash Equivalents		(410)		(148)
Cash and Cash Equivalents, End of Year	$	674	$	1,084

Operating Activities

Net cash provided by operating activities in 2024 was $886 million, including net income of $798 million. Net income included depreciation of $282 million, a deferred income tax benefit of $112 million, share-based compensation expense of $40 million and an aggregate pre-tax gain on sales of certain Easton investments of $39 million. Other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital. The most significant items in working capital were the $50 million decrease associated with Accounts Payable, Accrued Expenses and Other, the $26 million decrease associated with Inventory and the $23 million decrease associated with Income Taxes Payable.

Net cash provided by operating activities in 2023 was $954 million, including net income of $878 million. Net income included depreciation of $269 million, a deferred income tax benefit of $128 million, share-based compensation expense of $43 million and pre-tax gains on extinguishment of debt of $34 million. Other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital. The most significant items in working capital were the $109 million decrease associated with Accounts Payable, Accrued Expenses and Other and the $34 million increase associated with Income Taxes Payable.

Investing Activities

Net cash used for investing activities in 2024 was $162 million, primarily related to capital expenditures of $226 million, partially offset by aggregate cash proceeds, net of fees, of $40 million related to the sales of certain Easton investments. The capital expenditures included approximately $140 million related to new off-mall stores and remodels of existing stores, approximately $45 million for various IT projects, primarily to support the growth and profitability of our business, and approximately $25 million related to distribution and logistics capabilities.

Net cash used for investing activities in 2023 was $286 million, primarily related to capital expenditures. The capital expenditures included approximately $155 million related to new off-mall stores and remodels of existing stores, approximately $85 million for various IT projects, primarily supporting the separation of our IT systems from Victoria's Secret's IT systems, and approximately $40 million related to distribution and logistics capabilities.

In 2025, we expect to invest between $250 million and $270 million in capital expenditures with a continued focus on real estate and technology.

Financing Activities

Net cash used for financing activities in 2024 was $1.132 billion, primarily consisting of $522 million for debt repurchases, $401 million for share repurchases, dividend payments of $0.80 per share, or $177 million, $17 million for payments on finance leases and tax payments of $16 million related to share-based awards.

Net cash used for financing activities in 2023 was $815 million, primarily consisting of $447 million for debt repurchases, dividend payments of $0.80 per share, or $182 million, $148 million for share repurchases, $15 million for payments on finance leases and tax payments of $11 million related to share-based awards.

Common Stock and Debt Repurchases

Our Board will determine share and debt repurchase authorizations, giving consideration to our levels of profit and cash flow, capital requirements, current and forecasted liquidity, the restrictions placed upon us by our borrowing arrangements as well as financial and other conditions existing at the time. We use cash flow generated from operating and financing activities to fund our share and debt repurchase programs. The timing and amount of any repurchases will be made at our discretion, taking into account a number of factors, including market conditions.

Common Stock Repurchases

2022 Share Repurchase Program

In February 2022, our Board authorized a $1.5 billion share repurchase program (the "February 2022 Program"). Under the February 2022 Program, we repurchased the following shares of our common stock during 2024 and 2023:

Repurchase Program	Shares Repurchased		Amount Repurchased		Average Stock Price	
	2024	2023	2024	2023	2024	2023
	(in thousands)		(in millions)			
February 2022	842	4,096	$ 39	$ 149	$ 46.08	$ 36.38

The February 2022 Program had no remaining authority as of May 4, 2024. There were share repurchases of $1 million reflected in Accounts Payable on the February 3, 2024 Consolidated Balance Sheet.

2024 Share Repurchase Program

In January 2024, our Board authorized a $500 million share repurchase program (the "January 2024 Program"). Under the January 2024 Program, we repurchased the following shares of our common stock during 2024:

Repurchase Program	Shares Repurchased	Amount Repurchased	Average Stock Price
	(in thousands)	(in millions)	
January 2024	9,583	$ 361	$ 37.70

The January 2024 Program had $139 million of remaining authority as of February 1, 2025. There were share repurchases of $1 million reflected in Accounts Payable on the February 1, 2025 Consolidated Balance Sheet.

2025 Share Repurchase Program

In January 2025, our Board authorized a new $500 million share repurchase program (the "January 2025 Program"). On February 27, 2025, we cancelled the remaining $121 million authorization available under the January 2024 Program and began repurchasing shares under the January 2025 Program.

Subsequent to February 1, 2025 through March 14, 2025, we repurchased an additional 1.5 million shares of our common stock for $53 million under the January 2024 and January 2025 Programs.

Dividend Policy and Procedures

Our Board will determine future dividends after giving consideration to our levels of profit and cash flow, capital requirements, current and forecasted liquidity, the restrictions placed upon us by our borrowing arrangements as well as financial and other conditions existing at the time. We use cash flow generated from operating and financing activities to fund our dividends.

We paid the following dividends during 2024 and 2023:

	Ordinary Dividends		Total Paid	
	(per share)		(in millions)	
2024				
First Quarter	$	0.20	$	45
Second Quarter		0.20		45
Third Quarter		0.20		44
Fourth Quarter		0.20		43
2024 Total	$	0.80	$	177
2023				
First Quarter	$	0.20	$	46
Second Quarter		0.20		46
Third Quarter		0.20		45
Fourth Quarter		0.20		45
2023 Total	$	0.80	$	182

On March 7, 2025, we paid our first quarter 2025 ordinary dividend of $0.20 per share to stockholders of record at the close of business on February 21, 2025.

Long-term Debt and Borrowing Facility

The following table provides our outstanding Long-term Debt balances, net of unamortized debt issuance costs and discounts, as of February 1, 2025 and February 3, 2024:

	February 1, 2025		February 3, 2024	
	(in millions)			
Senior Debt with Subsidiary Guarantee				
$500 million, 9.375% Fixed Interest Rate Notes due July 2025 ("2025 Notes")	$	—	$	313
$284 million, 6.694% Fixed Interest Rate Notes due January 2027 ("2027 Notes")		277		287
$444 million, 5.250% Fixed Interest Rate Notes due February 2028 ("2028 Notes")		443		460
$482 million, 7.500% Fixed Interest Rate Notes due June 2029 ("2029 Notes")		476		492
$844 million, 6.625% Fixed Interest Rate Notes due October 2030 ("2030 Notes")		838		930
$802 million, 6.875% Fixed Interest Rate Notes due November 2035 ("2035 Notes")		796		806
$575 million, 6.750% Fixed Interest Rate Notes due July 2036 ("2036 Notes")		571		608
Total Senior Debt with Subsidiary Guarantee		3,401		3,896
Senior Debt				
$284 million, 6.950% Fixed Interest Rate Debentures due March 2033 ("2033 Notes")		283		293
$201 million, 7.600% Fixed Interest Rate Notes due July 2037 ("2037 Notes")		200		199
Total Senior Debt		483		492
Total Long-term Debt	$	3,884	$	4,388

Repurchases of Notes

The losses and gains on the extinguishment of debt include the write-offs of unamortized issuance costs and are included in Other Income in the Consolidated Statements of Income.

2024 Repurchases

During the first and second quarters of 2024, we repurchased in the open market and extinguished $200 million principal amount of our outstanding senior notes. The aggregate repurchase price for these notes was $202 million, resulting in pre-tax losses of $3 million, net of the write-off of unamortized issuance costs.

In the fourth quarter of 2024, we completed a make-whole call to repurchase the remaining $314 million principal amount of our outstanding 2025 Notes. The repurchase price for these notes was $320 million, resulting in a pre-tax loss of $7 million, net of the write-off of unamortized issuance costs.

2023 Repurchases

During 2023, we repurchased in the open market and extinguished $485 million principal amount of our outstanding senior notes. The aggregate repurchase price for these notes was $447 million, resulting in pre-tax gains of $34 million, net of the write-off of unamortized issuance costs.

The following table provides details of the outstanding principal amounts of senior notes repurchased and extinguished during 2024 and 2023:

	2024		2023	
		(in millions)		
2025 Notes	$	314	$	6
2027 Notes		14		—
2028 Notes		17		38
2029 Notes		17		—
2030 Notes		94		62
2033 Notes		10		56
2035 Notes		10		189
2036 Notes		38		87
2037 Notes		—		47
Total	$	514	$	485

Asset-backed Revolving Credit Facility

We and certain of our 100% owned subsidiaries guarantee and pledge collateral to secure our ABL Facility. The ABL Facility, which allows borrowings and letters of credit in U.S. dollars, has aggregate commitments of $750 million and an expiration date in August 2026.

Availability under the ABL Facility is the lesser of (i) the borrowing base, determined primarily based on our eligible U.S. and Canadian credit card receivables, accounts receivable, inventory and eligible real property, or (ii) the aggregate commitment. If at any time the outstanding amount under the ABL Facility exceeds the lesser of (i) the borrowing base and (ii) the aggregate commitment, we are required to repay the outstanding amounts under the ABL Facility to the extent of such excess. As of February 1, 2025, our borrowing base was $553 million, and we had no borrowings outstanding under the ABL Facility.

The ABL Facility supports our letter of credit program. We had $11 million of outstanding letters of credit as of February 1, 2025 that reduced our availability under the ABL Facility. As of February 1, 2025, our availability under the ABL Facility was $542 million.

As of February 1, 2025, the ABL Facility fees related to committed and unutilized amounts were 0.30% per annum, and the fees related to outstanding letters of credit were 1.25% per annum. In addition, the interest rate on outstanding U.S. dollar borrowings was the Term Secured Overnight Financing Rate plus 1.25% and a credit spread adjustment of 0.10% per annum.

The ABL Facility requires us to maintain a fixed charge coverage ratio of not less than 1.00 to 1.00 during an event of default or any period commencing on any day when specified excess availability is less than the greater of (i) $70 million or (ii) 10% of the maximum borrowing amount. As of February 1, 2025, we were not required to maintain this ratio.

Credit Ratings

The following table provides our credit ratings as of February 1, 2025:

	Moody's	S&P
Corporate	Ba2	BB
Senior Unsecured Debt with Subsidiary Guarantee	Ba2	BB
Senior Unsecured Debt	B1	B+
Outlook	Stable	Stable

Guarantor Summarized Financial Information

Certain of our subsidiaries, which are listed on Exhibit 22 to this Annual Report on Form 10-K, have guaranteed our obligations under the 2027 Notes, 2028 Notes, 2029 Notes, 2030 Notes, 2035 Notes and 2036 Notes (collectively, the "Notes").

The Notes have been issued by Bath & Body Works, Inc. (the "Parent Company"). The Notes are its senior unsecured obligations and rank equally in right of payment with all of our existing and future senior unsecured obligations, are senior to any of our future subordinated indebtedness, are effectively subordinated to all of our existing and future indebtedness that is secured by a lien and are structurally subordinated to all existing and future obligations of each of our subsidiaries that do not guarantee the Notes.

The Notes are fully and unconditionally guaranteed on a joint and several basis by certain of our wholly-owned subsidiaries, including certain subsidiaries that also guarantee our obligations under our ABL Facility (such guarantees, the "Guarantees"; and, such guaranteeing subsidiaries, the "Subsidiary Guarantors"). The Guarantees of the Subsidiary Guarantors are subject to release in limited circumstances only upon the occurrence of certain customary conditions. Each Guarantee is limited, by its terms, to an amount not to exceed the maximum amount that can be guaranteed by the applicable Subsidiary Guarantor subject to avoidance under applicable fraudulent conveyance provisions of U.S. and non-U.S. law.

The following tables set forth summarized financial information for the Parent Company and the Subsidiary Guarantors on a combined basis after elimination of (i) intercompany transactions and balances among the Parent Company and the Subsidiary Guarantors and (ii) investments in and equity in the earnings of non-Guarantor subsidiaries.

FEBRUARY 1, 2025 SUMMARIZED BALANCE SHEET		(in millions)
ASSETS		
Current Assets (a)	$	2,075
Noncurrent Assets		2,411
LIABILITIES		
Current Liabilities (b)	$	2,394
Noncurrent Liabilities		4,898

(a)   Includes amounts due from non-Guarantor subsidiaries of $572 million as of February 1, 2025.

(b)   Includes amounts due to non-Guarantor subsidiaries of $1.421 billion as of February 1, 2025.

2024 SUMMARIZED STATEMENT OF INCOME		(in millions)
Net Sales (a)	$	6,940
Gross Profit		2,988
Operating Income		1,149
Income Before Income Taxes		849
Net Income (b)		669

(a)   Includes Net Sales of $189 million to non-Guarantor subsidiaries.

(b)   Includes a Net Loss of $15 million related to transactions with non-Guarantor subsidiaries.

Contingent Liabilities and Contractual Obligations

The following table provides our contractual obligations, aggregated by type, including the maturity profile as of February 1, 2025:

	Payments Due by Period					
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years	Other
	(in millions)					
Long-term Debt (a)	$ 5,933	$ 252	$ 791	$ 1,362	$ 3,528	$ —
Future Lease Obligations (b)	1,404	267	474	321	342	—
Purchase Obligations (c)	662	536	89	31	6	—
Other Liabilities (d)	189	153	—	—	—	36
Total	$ 8,188	$ 1,208	$ 1,354	$ 1,714	$ 3,876	$ 36

(a)	Long-term Debt obligations relate to our principal and interest payments for outstanding notes and debentures. Interest payments have been estimated based on the coupon rate for fixed rate obligations. Interest obligations exclude amounts which have been accrued through February 1, 2025. For additional information, see Note 10 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.
(b)	Future lease obligations primarily represent minimum payments due under operating lease agreements. For additional information, see Note 6 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.
(c)	Purchase obligations primarily include purchase orders for merchandise inventory and other agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.
(d)	Other liabilities include future estimated payments associated with unrecognized tax benefits. The "Less Than 1 Year" category includes $136 million of these tax items because it is reasonably possible that the amounts could change in the next 12 months due to audit settlements or resolution of uncertainties. In addition, we have a liability of $17 million related to the deemed repatriation tax on our undistributed foreign earnings resulting from the Tax Cuts and Jobs Act, expected to be paid in 2025. The remaining portion, totaling $36 million, is included in the "Other" category as it is not reasonably possible that the amounts could change in the next 12 months. For additional information, see Note 9 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

Lease Guarantees

In connection with the spin-off of Victoria's Secret and the disposal of a certain other business, we had remaining contingent obligations of $232 million as of February 1, 2025 related to lease payments under the current terms of noncancelable leases, primarily related to office space, expiring at various dates through 2037. These obligations include minimum rent and additional payments covering taxes, common area costs and certain other expenses and relate to leases that commenced prior to the disposition of these businesses. Our reserves related to these obligations were not significant for any period presented.

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segment Disclosures*, that expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance, and applies to companies with a single reportable segment. We adopted this standard in the fourth quarter of 2024. Refer to Note 15, "Segment Reporting," to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data for required disclosures.

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures,* that requires enhanced income tax disclosures, primarily related to standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. This standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and may be applied either prospectively or retrospectively. We are currently evaluating the impact of adopting this standard on our disclosures.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*, that requires disclosures of disaggregated information about certain prescribed expense categories within relevant income statement expense captions. This standard is effective for annual reporting of fiscal years beginning after December 15, 2026, and for interim periods in the following year, with early adoption permitted. This standard should be applied prospectively, with retrospective application permitted. We are currently evaluating the impact of adopting this standard on our disclosures.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to adopt accounting policies related to estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management evaluates its accounting policies, estimates and judgments, including those related to inventories, valuation of long-lived store assets, claims and contingencies, income taxes and revenue recognition. Management bases our estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Management has discussed the development and selection of our critical accounting policies and estimates with the Audit Committee of our Board and believes the following assumptions and estimates are most significant to reporting our results of operations and financial position.

Inventories

Inventories are principally valued at the lower of cost or net realizable value, on an average cost basis.

We record valuation adjustments to our inventories if the cost of inventory on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demand and market conditions and analysis of historical experience. If actual demand or market conditions are different than those projected by management, future period merchandise margin rates may be unfavorably or favorably affected by adjustments to these estimates.

We also record inventory loss adjustments for estimated physical inventory losses that have occurred since the date of the last physical inventory. These estimates are based on management's analysis of historical results and current operating trends.

Management believes that the assumptions used in these estimates are reasonable and appropriate. A 10% increase or decrease in the inventory valuation adjustment would have impacted Net Income by approximately $2 million for 2024. A 10% increase or decrease in the estimated physical inventory loss adjustment would have impacted Net Income by approximately $2 million for 2024.

Valuation of Long-lived Store Assets

Long-lived store assets, which include leasehold improvements, store-related assets and operating lease assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Store assets are grouped at the lowest level for which they are largely independent of other assets or asset groups. If the estimated undiscounted future cash flows related to the asset group are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the estimated fair value, determined by the estimated discounted future cash flows of the asset group. For operating lease assets, we determine the fair value of the assets by comparing the contractual rent payments to estimated market rental rates. An individual asset within an asset group is not impaired below its estimated fair value. The fair value of long-lived store assets is determined using Level 3 inputs within the fair value hierarchy.

When a decision has been made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life.

Claims and Contingencies

We are subject to various claims and contingencies related to lawsuits, taxes, insurance, regulatory and other matters arising out of the normal course of business. Our determination of the treatment of claims and contingencies in the Consolidated Financial Statements is based on management's view of the expected outcome of the applicable claim or contingency. We consult with legal counsel on matters related to litigation and seek input from both internal and external experts with respect to matters in the ordinary course of business. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is reasonably estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable) or if an estimate is not reasonably determinable, disclosure of a material claim or contingency is disclosed in the Notes to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in our Consolidated Statements of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In determining our provision for income taxes, we consider permanent differences between book and tax income and statutory income tax rates. Our effective income tax rate is affected by items including changes in tax law, the tax jurisdiction of the Company's operations and the level of earnings.

A number of countries have enacted legislation to implement the Organization for Economic Cooperation and Development's 15% global minimum tax regime (Pillar Two) with effect from January 1, 2024. These changes did not have a material impact on our effective tax rate, results of operations or financial position for 2024. We continue to evaluate the impacts of proposed and enacted legislation for the jurisdictions in which we operate.

We follow the authoritative guidance included in ASC 740, *Income Taxes*, which contains a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and for which actual outcomes may differ from forecasted outcomes. Our policy is to include interest and penalties related to uncertain tax positions in income tax expense.

Our income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. These audits include questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any one time, multiple tax years are subject to audit by the various tax authorities. A number of years may elapse before a particular matter for which we have established an accrual is audited and fully resolved or clarified. We adjust our tax contingencies accrual and income tax provision in the period in which matters are effectively settled with tax authorities at amounts different from our established accrual, when the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available.

Revenue Recognition

We recognize revenue based on the amount we expect to receive when control of the goods or services is transferred to our customer. We recognize sales upon customer receipt of merchandise, which for direct channel revenues reflects an estimate of shipments that have not yet been received by the customer based on shipping terms and historical delivery times. Our shipping and handling revenues are included in Net Sales with the related costs included in Costs of Goods Sold, Buying and Occupancy in the Consolidated Statements of Income. We also provide a reserve for projected merchandise returns based on historical experience. Net Sales exclude sales and other similar taxes collected from customers.

We offer a loyalty program that allows customers to earn points based on purchasing activity. As customers accumulate points and reach point thresholds, points are converted to rewards that may be used to purchase merchandise in stores or online. Points expire if a loyalty account is inactive for a certain period of time, while rewards expire if unused after approximately three months. We allocate revenue to points earned on qualifying purchases and defer recognition of revenue until the rewards are redeemed. The amount of revenue deferred is based on the relative stand-alone selling price method, which includes an estimate for points and rewards not expected to be redeemed based on historical experience.

We sell gift cards with no expiration dates to customers. We do not charge administrative fees on unused gift cards. We recognize revenue from gift cards when they are redeemed by the customer. In addition, we recognize revenue on unredeemed gift cards when the likelihood of the gift cards being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage). Gift card breakage revenue is recognized in proportion to, and over the same period as, actual gift card redemptions. We determine the gift card breakage rate based on historical redemption patterns. Gift card breakage revenue is included in Net Sales in the Consolidated Statements of Income.

We also recognize revenues associated with franchise, license, wholesale and sourcing arrangements. Revenue recognized under franchise and license arrangements generally consists of royalties earned and recognized upon sale of merchandise by franchise and license partners to retail customers. Revenue is generally recognized under wholesale and sourcing arrangements at the time the title passes to the partner.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market Risk

The market risk inherent in our financial instruments represents the potential loss in fair value, earnings or cash flows arising from adverse changes in foreign currency exchange rates or interest rates. We may use derivative financial instruments like foreign currency forward contracts, cross-currency swaps and interest rate swap arrangements to manage exposure to market risks. We do not use derivative financial instruments for trading purposes.

Foreign Exchange Rate Risk

Our Canadian dollar denominated earnings are subject to exchange rate risk as substantially all our merchandise sold in Canada is sourced through U.S. dollar transactions. Although we utilize foreign currency forward contracts to partially offset risks associated with our operations in Canada, these measures may not succeed in offsetting all the short-term impact of foreign currency rate movements and generally may not be effective in offsetting the long-term impact of sustained shifts in foreign currency rates.

Further, although our royalty arrangements with our international partners are denominated in U.S. dollars, the royalties we receive in U.S. dollars are calculated based on sales in the local currency. As a result, our royalties in these arrangements are exposed to foreign currency exchange rate fluctuations.

Interest Rate Risk

Our investment portfolio primarily consists of interest-bearing instruments that are classified as cash and cash equivalents based on their original maturities. Our investment portfolio is maintained in accordance with our investment policy, which specifies permitted types of investments, specifies credit quality standards and maturity profiles and limits credit exposure to any single issuer. The primary objectives of our investment activities are the preservation of principal, the maintenance of liquidity and the maximization of interest income while minimizing risk. Our investment portfolio is primarily composed of U.S. government obligations, U.S. Treasury and AAA-rated money market funds, commercial paper and bank deposits. Given the short-term nature and quality of investments in our portfolio, we do not believe there is any material risk to principal associated with increases or decreases in interest rates.

All of our Long-term Debt as of February 1, 2025 has fixed interest rates. We will from time to time adjust our exposure to interest rate risk by entering into interest rate swap arrangements. Our exposure to interest rate changes is limited to the fair value of the debt issued, which would not have a material impact on our earnings or cash flows.

Concentration of Credit Risk

We maintain cash and cash equivalents and derivative contracts with various major financial institutions. We monitor the relative credit standing of financial institutions with whom we transact and limit the amount of credit exposure with any one entity. Our investment portfolio is primarily composed of U.S. government obligations, U.S. Treasury and AAA-rated money market funds, commercial paper and bank deposits. We also periodically review the relative credit standing of franchise, license and wholesale partners and other entities to which we grant credit terms in the normal course of business.

Fair Value Measurements

The following table provides a summary of the principal value and estimated fair value of outstanding Long-term Debt as of February 1, 2025 and February 3, 2024:

	February 1, 2025	February 3, 2024
	(in millions)	
Principal Value	$ 3,916	$ 4,430
Fair Value, Estimated (a)	3,986	4,456

_____

(a) The estimated fair values are based on reported transaction prices and are not necessarily indicative of the amounts that we could realize in a current market exchange.

As of February 1, 2025, we believe that the carrying values of our Accounts Receivable, Accounts Payable and Accrued Expenses approximate their fair values because of their short maturities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

BATH & BODY WORKS, INC. ®
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Our fiscal year ends on the Saturday nearest to January 31. Fiscal years are designated in the Consolidated Financial Statements and Notes by the calendar year in which the fiscal year commences. The results for fiscal 2024 refer to the 52-week period ended February 1, 2025, fiscal 2023 refers to 53-week period ended February 3, 2024 and fiscal 2022 refers to 52-week period ended January 28, 2023.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of February 1, 2025. In making this assessment, management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria).

Based on our assessment and the COSO criteria, management believes that the Company maintained effective internal control over financial reporting as of February 1, 2025.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the Company's internal control over financial reporting. Ernst & Young LLP's report appears on the following page and expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of February 1, 2025.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bath & Body Works, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Bath & Body Works, Inc.'s internal control over financial reporting as of February 1, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Bath & Body Works, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of February 1, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of February 1, 2025 and February 3, 2024, the related consolidated statements of income, comprehensive income, total equity (deficit) and cash flows for each of the three years in the period ended February 1, 2025, and the related notes and our report dated March 14, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Grandview Heights, Ohio
March 14, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bath & Body Works, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bath & Body Works, Inc. (the Company) as of February 1, 2025 and February 3, 2024, the related consolidated statements of income, comprehensive income, total equity (deficit) and cash flows for each of the three years in the period ended February 1, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 1, 2025 and February 3, 2024, and the results of its operations and its cash flows for each of the three years in the period ended February 1, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 1, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 14, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Loyalty Program

Description of the Matter	The Company offers a loyalty program that enables customers the ability to earn points and redeem rewards. As described in Note 1 to the consolidated financial statements, the Company allocates revenue to points earned on qualifying purchases and defers recognition until the rewards are redeemed. The amount of revenue deferred is based on the relative standalone selling price method, which includes an estimate for points and rewards not expected to be redeemed based on historical experience.
	Auditing the Company's estimate of loyalty deferred revenue was complex as the calculation involved management's assumptions, such as the standalone selling price and expected redemption rate, which drive the revenue deferral.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's estimation process and controls supporting the measurement and recognition of the amount of loyalty revenue deferred. This included testing controls over management's review of the assumptions and other inputs used in the estimation and the completeness and accuracy of issuance and redemption data used in the calculation.
	Our audit procedures included, among others, evaluating the methodology used, analyzing the significant assumptions discussed above, and testing the accuracy and completeness of the underlying data used in management's calculation. To test the standalone selling price per reward, we validated that the price per reward was appropriate based on purchases by loyalty members. To audit the redemption rate, we tested redemption activity and compared the results of that testing to the redemption rate used by management in its estimate. We also considered recent trends in redemption activity and the impact on the redemption rate. In addition, we performed sensitivity analyses of significant assumptions to evaluate the change in the deferral amounts.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2003.

Grandview Heights, Ohio

March 14, 2025

BATH & BODY WORKS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in millions except per share amounts)

	2024	2023	2022
Net Sales	$ 7,307	$ 7,429	$ 7,560
Costs of Goods Sold, Buying and Occupancy	(4,073)	(4,193)	(4,305)
Gross Profit	3,234	3,236	3,255
General, Administrative and Store Operating Expenses	(1,968)	(1,951)	(1,879)
Operating Income	1,266	1,285	1,376
Interest Expense	(312)	(345)	(348)
Other Income	74	81	17
Income from Continuing Operations Before Income Taxes	1,028	1,021	1,045
Provision for Income Taxes	230	143	251
Net Income from Continuing Operations	798	878	794
Income from Discontinued Operations, Net of Tax	—	—	6
Net Income	$ 798	$ 878	$ 800
Net Income per Basic Share			
Continuing Operations	$ 3.62	$ 3.86	$ 3.43
Discontinued Operations	—	—	0.03
Total Net Income per Basic Share	$ 3.62	$ 3.86	$ 3.45
Net Income per Diluted Share			
Continuing Operations	$ 3.61	$ 3.84	$ 3.40
Discontinued Operations	—	—	0.03
Total Net Income per Diluted Share	$ 3.61	$ 3.84	$ 3.43

BATH & BODY WORKS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	2024	2023	2022
Net Income	$ 798	$ 878	$ 800
Other Comprehensive Income (Loss), Net of Tax:			
Foreign Currency Translation	(8)	(2)	(2)
Unrealized Gain on Cash Flow Hedges	5	1	2
Reclassification of Cash Flow Hedges to Earnings	(1)	(2)	(2)
Total Other Comprehensive Loss, Net of Tax	(4)	(3)	(2)
Total Comprehensive Income	$ 794	$ 875	$ 798

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BATH & BODY WORKS, INC.
CONSOLIDATED BALANCE SHEETS
(in millions except par value amounts)

	February 1, 2025		February 3, 2024	
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	674	$	1,084
Accounts Receivable, Net		205		224
Inventories		734		710
Easton Assets Held for Sale		96		—
Other		114		97
Total Current Assets		1,823		2,115
Property and Equipment, Net		1,127		1,220
Operating Lease Assets		949		1,056
Goodwill		628		628
Trade Name		165		165
Deferred Income Taxes		130		144
Other Assets		50		135
Total Assets	$	4,872	$	5,463
LIABILITIES AND EQUITY (DEFICIT)				
Current Liabilities:				
Accounts Payable	$	338	$	380
Accrued Expenses and Other		584		608
Current Operating Lease Liabilities		192		181
Income Taxes		117		120
Total Current Liabilities		1,231		1,289
Deferred Income Taxes		24		147
Long-term Debt		3,884		4,388
Long-term Operating Lease Liabilities		883		1,004
Other Long-term Liabilities		233		261
Shareholders' Equity (Deficit):				
Preferred Stock—$1.00 par value; 10 shares authorized; none issued		—		—
Common Stock—$0.50 par value; 1,000 shares authorized; 231 and 240 shares issued; 216 and 225 shares outstanding, respectively		115		120
Paid-in Capital		829		838
Accumulated Other Comprehensive Income		71		75
Retained Earnings (Accumulated Deficit)		(1,578)		(1,838)
Less: Treasury Stock, at Average Cost; 15 and 15 shares, respectively		(822)		(822)
Total Shareholders' Equity (Deficit)		(1,385)		(1,627)
Noncontrolling Interest		2		1
Total Equity (Deficit)		(1,383)		(1,626)
Total Liabilities and Equity (Deficit)	$	4,872	$	5,463

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BATH & BODY WORKS, INC.
CONSOLIDATED STATEMENTS OF TOTAL EQUITY (DEFICIT)
(in millions except per share amounts)

	Common Stock		Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Treasury Stock, at Average Cost	Noncontrolling Interest	Total Equity (Deficit)
	Shares Outstanding	Par Value						
Balance, January 29, 2022	254	$ 134	$ 893	$ 80	$ (1,803)	$ (822)	$ 1	$ (1,517)
Net Income	—	—	—	—	800	—	—	800
Other Comprehensive Loss	—	—	—	(2)	—	—	—	(2)
Total Comprehensive Income	—	—	—	(2)	800	—	—	798
Cash Dividends ($0.80 per share)	—	—	—	—	(186)	—	—	(186)
Repurchases of Common Stock	(7)	—	—	—	—	(312)	—	(312)
Accelerated Share Repurchase Program	(20)	—	—	—	—	(1,000)	—	(1,000)
Treasury Share Retirement	—	(13)	(87)	—	(1,212)	1,312	—	—
Share-based Compensation and Other	2	1	11	—	—	—	—	12
Balance, January 28, 2023	229	$ 122	$ 817	$ 78	$ (2,401)	$ (822)	$ 1	$ (2,205)
Net Income	—	—	—	—	878	—	—	878
Other Comprehensive Loss	—	—	—	(3)	—	—	—	(3)
Total Comprehensive Income	—	—	—	(3)	878	—	—	875
Cash Dividends ($0.80 per share)	—	—	—	—	(182)	—	—	(182)
Repurchases of Common Stock	(4)	—	—	—	—	(149)	—	(149)
Treasury Share Retirement	—	(2)	(14)	—	(133)	149	—	—
Share-based Compensation and Other	—	—	35	—	—	—	—	35
Balance, February 3, 2024	225	$ 120	$ 838	$ 75	$ (1,838)	$ (822)	$ 1	$ (1,626)
Net Income	—	—	—	—	798	—	—	798
Other Comprehensive Loss	—	—	—	(4)	—	—	—	(4)
Total Comprehensive Income	—	—	—	(4)	798	—	—	794
Cash Dividends ($0.80 per share)	—	—	—	—	(177)	—	—	(177)
Repurchases of Common Stock	(10)	—	—	—	—	(400)	—	(400)
Treasury Share Retirement	—	(5)	(34)	—	(361)	400	—	—
Share-based Compensation and Other	1	—	25	—	—	—	1	26
Balance, February 1, 2025	216	$ 115	$ 829	$ 71	$ (1,578)	$ (822)	$ 2	$ (1,383)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BATH & BODY WORKS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

		2024		2023		2022
Operating Activities						
Net Income	$	798	$	878	$	800
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:						
Depreciation of Long-lived Assets		282		269		221
Share-based Compensation Expense		40		43		38
Gain on Sales of Easton Investments		(39)		—		—
Loss (Gain) on Extinguishment of Debt		10		(34)		—
Deferred Income Taxes		(112)		(128)		17
Impairment of Equity Method Investment		—		8		—
Changes in Assets and Liabilities:						
Accounts Receivable		18		2		11
Inventories		(26)		(2)		—
Accounts Payable, Accrued Expenses and Other		(50)		(109)		44
Income Taxes Payable		(23)		34		39
Other Assets and Liabilities		(12)		(7)		(26)
Net Cash Provided by Operating Activities	$	886	$	954	$	1,144
Investing Activities						
Capital Expenditures	$	(226)	$	(298)	$	(328)
Proceeds from Sales of Easton Investments, Net of Fees Paid		40		—		—
Other Investing Activities		24		12		—
Net Cash Used for Investing Activities	$	(162)	$	(286)	$	(328)
Financing Activities						
Payments for Long-term Debt	$	(522)	$	(447)	$	—
Net Payments to Victoria's Secret & Co. related to Spin-Off		(2)		(3)		(25)
Repurchases of Common Stock		(401)		(148)		(1,312)
Dividends Paid		(177)		(182)		(186)
Tax Payments related to Share-based Awards		(16)		(11)		(32)
Payments of Finance Lease Obligations		(17)		(15)		(9)
Other Financing Activities		3		(9)		2
Net Cash Used for Financing Activities	$	(1,132)	$	(815)	$	(1,562)
Effects of Exchange Rate Changes on Cash and Cash Equivalents	$	(2)	$	(1)	$	(1)
Net Decrease in Cash and Cash Equivalents		(410)		(148)		(747)
Cash and Cash Equivalents, Beginning of Year		1,084		1,232		1,979
Cash and Cash Equivalents, End of Year	$	674	$	1,084	$	1,232

The accompanying Notes are an integral part of these Consolidated Financial Statements.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Bath & Body Works, Inc. (the "Company") is a global omnichannel retailer focused on personal care and home fragrance. The Company sells merchandise through its retail stores in the United States of America ("U.S.") and Canada, and through its websites and other channels, under the Bath & Body Works®, White Barn® and other brand names. The Company's international business is conducted through franchise, license and wholesale partners.

Fiscal Year

The Company's fiscal year ends on the Saturday nearest to January 31. The Company utilizes the retail calendar for reporting. As a result, "2024" refers to the 52-week period ended February 1, 2025, "2023" refers to the 53-week period ended February 3, 2024 and "2022" refers to the 52-week period ended January 28, 2023.

Basis of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company accounts for investments in unconsolidated entities where it exercises significant influence, but does not have control, using the equity method. Under the equity method of accounting, the Company recognizes its share of the investee's net income or loss. Losses are only recognized to the extent the Company has positive carrying value related to the investee. Carrying values are only reduced below zero if the Company has an obligation to provide funding to the investee. The Company's share of net income or loss of all unconsolidated entities is included in Other Income in the Consolidated Statements of Income. The Company's equity method investments are required to be reviewed for impairment when it is determined there may be an other-than-temporary loss in value.

On August 2, 2021, the Company completed the tax-free spin-off of its former Victoria's Secret business, which included the Victoria's Secret and PINK brands, into an independent publicly traded company ("Victoria's Secret & Co."). Accordingly, the operating results of, and fees to separate, the Victoria's Secret business were reported in Income from Discontinued Operations, Net of Tax in the Consolidated Statements of Income in prior periods. In 2022, the Company recorded a $6 million tax benefit, reported in Income from Discontinued Operations, Net of Tax, related to an adjustment to the previously recorded tax expense from the spin-off.

Cash and Cash Equivalents

Cash and Cash Equivalents include cash on hand, deposits with financial institutions and highly liquid investments with original maturities of less than 90 days. The Company's Cash and Cash Equivalents are considered Level 1 fair value measurements as they are valued using unadjusted quoted prices in active markets for identical assets. The Company's outstanding checks are included in Accounts Payable on the Consolidated Balance Sheets.

Concentration of Credit Risk

The Company maintains cash and cash equivalents and derivative contracts with various major financial institutions. The Company monitors the relative credit standing of financial institutions with whom it transacts and limits the amount of credit exposure with any one entity. The Company's investment portfolio is primarily composed of U.S. government obligations, U.S. Treasury and AAA-rated money market funds, commercial paper and bank deposits.

The Company also periodically reviews the relative credit standing of franchise, license and wholesale partners and other entities to which it grants credit terms in the normal course of business. The Company determines the required allowance for expected credit losses using information such as customer credit history and financial condition. Amounts are recorded to the allowance when it is determined that expected credit losses may occur.

Inventories

Inventories are principally valued at the lower of cost or net realizable value, on an average cost basis.

The Company records valuation adjustments to its inventories if the cost of inventory on hand exceeds the amount it expects to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demand and market conditions and analysis of historical experience.

The Company also records inventory loss adjustments for estimated physical inventory losses that have occurred since the date of the last physical inventory. These estimates are based on management's analysis of historical results and current operating trends.

Advertising Costs

Advertising and marketing costs are expensed at the time the promotion first appears in media, in the store or when the advertising is mailed. Advertising and marketing costs totaled $242 million for 2024, $180 million for 2023 and $166 million for 2022.

Property and Equipment

The Company's Property and Equipment are recorded at cost and depreciation is computed on a straight-line basis using the following depreciable life ranges:

Category of Property and Equipment	Depreciable Life Range
Hardware and Software, including software developed for internal use	3 - 5 years
Store related assets	3 - 10 years
Leasehold improvements	Shorter of lease term or 10 years
Non-store related building and site improvements	10 - 15 years
Other property and equipment	20 years
Buildings	30 years

When a decision has been made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life. The Company's cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend useful lives are capitalized.

Long-lived store assets, which include leasehold improvements, store-related assets and operating lease assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Store assets are grouped at the lowest level for which they are largely independent of other assets or asset groups. If the estimated undiscounted future cash flows related to the asset group are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the estimated fair value, determined by the estimated discounted future cash flows of the asset group. For operating lease assets, the Company determines the fair value of the assets by comparing the contractual rent payments to estimated market rental rates. An individual asset within an asset group is not impaired below its estimated fair value. The fair value of long-lived store assets is determined using Level 3 inputs within the fair value hierarchy.

Cloud Computing Arrangements

Costs incurred to implement cloud computing service arrangements hosted by third-party vendors are capitalized when incurred during the application development phase and amortized on a straight-line basis over the contractual term, plus any reasonably certain renewal periods, of the cloud computing arrangement. Capitalized amounts related to such arrangements are recorded within Other Current Assets and Other Assets on the Consolidated Balance Sheets and changes in cloud computing arrangement implementation costs are classified within Operating Activities in the Consolidated Statements of Cash Flows. Cloud computing assets and related amortization were not significant for any period presented.

Leases and Leasehold Improvements

The Company leases retail space, office space, warehouse facilities, storage space, equipment and certain other items under operating leases. A substantial portion of the Company's leases are operating leases for its stores, which generally have an initial term of 10 years. Annual store rent consists of a fixed minimum amount and/or variable rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally also require additional payments covering certain operating costs such as common area maintenance, utilities, insurance and taxes. Certain leases contain predetermined fixed escalations of minimum rentals or require periodic adjustments of minimum rentals depending on an index or rate. Additionally, certain leases contain incentives, such as construction allowances from landlords and/or rent abatements subsequent to taking possession of the leased property.

At lease commencement, the Company recognizes an asset for the right to use the leased asset and a liability based on the present value of the unpaid fixed lease payments. Operating lease costs are recognized on a straight-line basis as lease expense over the lease term. Variable lease payments associated with the Company's leases are recognized upon occurrence of the event or circumstance on which the payments are assessed. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized on a straight-line basis over the lease term. The Company uses its incremental borrowing rate, adjusted for collateral, to determine the present value of its unpaid lease payments.

The Company's store leases often include options to extend the initial term or to terminate the lease prior to the end of the initial term. The exercise of these options is typically at the sole discretion of the Company. These options are included in determining the initial lease term at lease commencement if the Company is reasonably certain to exercise the option. Additionally, the Company may operate stores for a period of time on a month-to-month basis after the expiration of the lease term.

The Company also has leasehold improvements which are amortized over the shorter of their estimated useful lives or the period from the date the assets are placed in service to the end of the initial lease term. Leasehold improvements made after the inception of the initial lease term are depreciated over the shorter of their estimated useful lives or the remaining lease term, including renewal periods, if reasonably assured.

Intangible Assets - Goodwill and Trade Name

The Company has recorded Goodwill and Trade Name intangible assets resulting from business combinations that are recorded at cost.

Goodwill is reviewed for impairment at the reporting unit level each year in the fourth quarter and may be reviewed more frequently if certain events occur or circumstances change. The Company has the option to either first perform a qualitative assessment to determine whether it is more likely than not that a reporting unit's fair value is less than its carrying value (including goodwill), or to proceed directly to the quantitative assessment which requires a comparison of a reporting unit's fair value to its carrying value (including goodwill). If the Company determines that the fair value of a reporting unit is less than its carrying value, it recognizes an impairment charge equal to the difference, not to exceed the total amount of goodwill allocated to a reporting unit. The Company's reporting units are determined in accordance with the provisions of Accounting Standards Codification ("ASC") 350, *Intangibles - Goodwill and Other*.

The Bath & Body Works Trade Name is an intangible asset with an indefinite life that is reviewed for impairment each year in the fourth quarter, and may be reviewed more frequently if certain events occur or circumstances change. The Company has the option to either first perform a qualitative assessment to determine whether it is more likely than not that the Trade Name is impaired, or to proceed directly to the quantitative assessment which requires a comparison of the fair value of the trade name to its carrying value. To determine if the fair value of the Trade Name is less than its carrying amount, the Company will estimate the fair value, usually determined by the relief from royalty method under the income approach, and compare that value with its carrying amount. If the carrying value of the Trade Name exceeds its fair value, the Company recognizes an impairment charge equal to the difference.

Foreign Currency Translation

The functional currency of the Company's foreign operations is generally the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect as of the balance sheet date, while revenues and expenses are translated at the average exchange rates for the period. The Company's resulting translation adjustments comprise substantially all of Accumulated Other Comprehensive Income in Shareholders' Equity (Deficit). Accumulated foreign currency translation adjustments are reclassified to Net Income when realized upon sale or upon complete, or substantially complete, liquidation of the investment in the foreign entity.

Derivative Financial Instruments

The Company's Canadian dollar denominated earnings are subject to exchange rate risk as substantially all the Company's merchandise sold in Canada is sourced through U.S. dollar transactions. The Company uses foreign currency forward contracts designated as cash flow hedges to mitigate this foreign currency exposure. Amounts are reclassified from Accumulated Other Comprehensive Income upon sale of the hedged merchandise to the customer. These gains and losses are recognized in Costs of Goods Sold, Buying and Occupancy in the Consolidated Statements of Income. All designated cash flow hedges are recorded on the Consolidated Balance Sheets at fair value. The fair value of designated cash flow hedges is not significant for any period presented. The Company does not use derivative financial instruments for trading purposes.

Supplier Finance Program

During the fourth quarter of 2024, the Company implemented a supply chain finance ("SCF") program. Under the SCF program, the Company has an agreement with a third-party financial institution, whereby some of its suppliers have the opportunity to settle outstanding payment obligations early, at a discount, facilitated by the financial institution. The Company's obligations to its suppliers, including amounts due and scheduled payment terms, are not impacted by suppliers' participation in the arrangement and the Company provides no guarantees to any third parties under the SCF program. Amounts due under the SCF program are included in Accounts Payable in the Consolidated Balance Sheets and within Operating Activities in the Consolidated Statements of Cash Flows. The Company's activity under the SCF program was not significant as of, and for the year ended, February 1, 2025.

Easton Investments

The Company has land and other investments in Easton, a planned community in Columbus, Ohio, that integrates office, hotel, retail, residential and recreational space. As of February 1, 2025, certain of these investments met all of the required criteria for held for sale presentation, which requires assets to be reported at the lower of their carrying value or fair value less costs to sell. These investments, consisting primarily of undeveloped land, are reported at their carrying value, which was $96 million, and within Current Assets on the February 1, 2025 Consolidated Balance Sheet. The Company also had other Easton investments not presented as held for sale, with a carrying value of $26 million, reported in Other Assets on the February 1, 2025 Consolidated Balance Sheet.

Previously included in the Company's Easton investments were equity interests in Easton Town Center, LLC ("ETC") and Easton Gateway, LLC ("EG"), entities that own and develop commercial entertainment and shopping centers. The Company's investments in ETC and EG were accounted for using the equity method of accounting. On May 10, 2024, the Company sold its entire interest in the business associated with EG, and on August 1, 2024, the Company sold its entire interest in ETC. Net of fees, the Company recognized a pre-tax gain of $39 million, included in Other Income in the 2024 Consolidated Statement of Income, and received cash proceeds of $40 million, included in Investing Activities in the 2024 Consolidated Statement of Cash Flows, related to these sales.

The Company's Easton investments totaled $120 million as of February 3, 2024, and are reported in Other Assets on the February 3, 2024 Consolidated Balance Sheet.

Fair Value

The authoritative guidance included in ASC 820, *Fair Value Measurement,* defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This authoritative guidance further establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- *Level 1* - Quoted market prices in active markets for identical assets or liabilities.
- *Level 2* - Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- *Level 3* - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company estimates the fair value of financial instruments, Property and Equipment, Net, Goodwill and its Trade Name in accordance with the provisions of ASC 820.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the Company's Consolidated Statements of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

In determining the Company's provision for income taxes, the Company considers permanent differences between book and tax income and statutory income tax rates. The Company's effective income tax rate is affected by items including changes in tax law, the tax jurisdiction of the Company's operations and the level of earnings.

The Company follows a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and for which actual outcomes may differ from forecasted outcomes. The Company's policy is to include interest and penalties related to uncertain tax positions in income tax expense.

The Company's income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. These audits include questions regarding the Company's tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any one time, multiple tax years are subject to audit by the various tax authorities. A number of years may elapse before a particular matter for which the Company has established an accrual is audited and fully resolved or clarified. The Company adjusts its tax contingencies accrual and income tax provision in the period in which matters are effectively settled with tax authorities at amounts different from its established accrual, when the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available. The Company includes its tax contingencies accrual, including accrued penalties and interest, in Other Long-term Liabilities on the Consolidated Balance Sheets unless the liability is expected to be paid within one year. Changes to the tax contingencies accrual, including accrued penalties and interest, are included in Provision for Income Taxes on the Consolidated Statements of Income.

Self-Insurance

The Company is self-insured for medical, workers' compensation, property, general liability and automobile liability up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred but not reported ("IBNR") claims. IBNR claims are estimated using historical claim information and actuarial estimates.

Noncontrolling Interest

Noncontrolling interest represents the portion of equity interests of consolidated affiliates not owned by the Company.

Share-based Compensation

The Company recognizes all share-based payments to associates and directors as compensation cost over the service period based on their estimated fair value on the date of grant. The Company estimates award forfeitures at the time awards are granted and adjusts, if necessary, in subsequent periods based on historical experience and expected future forfeitures. As part of the Company's determination of award fair value, it assesses the impact of material nonpublic information on the share price at the time of grant. There were no such fair value adjustments to awards granted in any period presented.

Compensation cost is recognized over the service period for the fair value of awards that actually vest. Compensation expense for awards without a performance condition is recognized, net of estimated forfeitures, using a single award approach (each award is valued as one grant, irrespective of the number of vesting tranches). Compensation expense for awards with a performance condition is recognized, net of estimated forfeitures, using a multiple award approach (each vesting tranche is valued as one grant).

Revenue Recognition

The Company recognizes revenue based on the amount it expects to receive when control of the goods or services is transferred to the customer. The Company recognizes sales upon customer receipt of merchandise, which for direct channel revenues reflects an estimate of shipments that have not yet been received by the customer based on shipping terms and historical delivery times. The Company's shipping and handling revenues are included in Net Sales with the related costs included in Costs of Goods Sold, Buying and Occupancy in the Consolidated Statements of Income. The Company also provides a reserve for projected merchandise returns based on historical experience. Net Sales exclude sales and other similar taxes collected from customers.

The Company offers a loyalty program that allows customers to earn points based on purchasing activity. As customers accumulate points and reach point thresholds, points are converted to rewards that may be used to purchase merchandise in stores or online. Points expire if a loyalty account is inactive for a certain period of time, while rewards expire if unused after approximately three months. The Company allocates revenue to points earned on qualifying purchases and defers recognition of revenue until the rewards are redeemed. The amount of revenue deferred is based on the relative stand-alone selling price method, which includes an estimate for points and rewards not expected to be redeemed based on historical experience.

The Company sells gift cards with no expiration dates to customers. The Company does not charge administrative fees on unused gift cards. The Company recognizes revenue from gift cards when they are redeemed by the customer. In addition, the Company recognizes revenue on unredeemed gift cards when the likelihood of the gift cards being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage). Gift card breakage revenue is recognized in proportion to, and over the same period as, actual gift card redemptions. The Company determines the gift card breakage rate based on historical redemption patterns. Gift card breakage revenue is included in Net Sales in the Consolidated Statements of Income.

The Company also recognizes revenues associated with franchise, license, wholesale and sourcing arrangements. Revenue recognized under franchise and license arrangements generally consists of royalties earned and recognized upon sale of merchandise by franchise and license partners to retail customers. Revenue is generally recognized under wholesale and sourcing arrangements at the time the title passes to the partner.

Costs of Goods Sold, Buying and Occupancy

The Company's Costs of Goods Sold include merchandise costs, net of discounts and allowances, freight and inventory shrinkage. The Company's Buying and Occupancy Expenses primarily include; occupancy costs, including rent, common area maintenance, real estate taxes, utilities, maintenance, and fulfillment expenses; depreciation for the Company's retail stores, warehouses, fulfillment facilities and equipment; and payroll, benefit costs and operating expenses for its buying departments and distribution network.

General, Administrative and Store Operating Expenses

The Company's General, Administrative and Store Operating Expenses is comprised of Selling, Marketing, and General and Administrative expenses. Selling Expenses include payroll and benefit costs for the Company's stores and other costs associated with operating stores and e-commerce sites. Marketing Expenses include costs associated with the Company's marketing and advertising activities. General and Administrative Expenses include payroll and benefit costs for the Company's administrative departments (including home office and corporate functions), general corporate expenses, and most of the Company's technology expenses.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates, and the Company revises its estimates and assumptions as new information becomes available.

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segment Disclosures*, that expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance, and applies to companies with a single reportable segment. The Company adopted this standard in the fourth quarter of 2024. Refer to Note 15, "Segment Reporting," for the required disclosures.

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures,* that requires enhanced income tax disclosures, primarily related to standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. This standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact of adopting this standard on its disclosures.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*, that requires disclosures of disaggregated information about certain prescribed expense categories within relevant income statement expense captions. This standard is effective for annual reporting of fiscal years beginning after December 15, 2026, and for interim periods in the following year, with early adoption permitted. This standard should be applied prospectively, with retrospective application permitted. The Company is currently evaluating the impact of adopting this standard on its disclosures.

2. Revenue Recognition

Accounts receivable, net from revenue-generating activities were $81 million as of February 1, 2025 and $84 million as of February 3, 2024. These accounts receivable primarily relate to amounts due from the Company's franchise, license and wholesale partners. Under these arrangements, payment terms are typically 45 to 75 days.

The Company records deferred revenue when cash payments are received in advance of transfer of control of goods or services. Deferred revenue primarily relates to gift cards, loyalty points and rewards, and direct channel shipments not received by the customer, which are all impacted by seasonal and holiday-related sales patterns. Deferred revenue, which is recorded within Accrued Expenses and Other on the Consolidated Balance Sheets, was $197 million as of February 1, 2025 and $198 million as of February 3, 2024. The Company recognized $132 million as revenue in 2024 from amounts recorded as deferred revenue at the beginning of the Company's fiscal year.

The following table provides a disaggregation of Net Sales for 2024, 2023 and 2022:

	2024	2023	2022
	(in millions)		
Stores - U.S. and Canada (a)	$ 5,534	$ 5,507	$ 5,476
Direct - U.S. and Canada	1,474	1,582	1,745
International (b)	299	340	339
Total Net Sales	$ 7,307	$ 7,429	$ 7,560

(a)   Results include fulfilled buy online pick up in store orders.

(b)   Results include royalties associated with franchised stores and wholesale sales.

The Company's Net Sales outside of the U.S. include sales from Company-operated stores and its e-commerce site in Canada, royalties associated with franchised stores and wholesale sales. Certain of these sales are subject to the impact of fluctuations in foreign currency. The Company's Net Sales outside of the U.S. totaled $691 million in 2024, $723 million in 2023 and $707 million in 2022.

3. Net Income Per Share

Net Income per Basic Share is computed based on the weighted-average number of common shares outstanding. Net Income per Diluted Share includes the weighted-average effect of dilutive restricted share units, performance share units and stock options (collectively, "Dilutive Awards") on the weighted-average common shares outstanding.

The following table provides the weighted-average shares utilized for the calculation of Net Income per Basic and Diluted Share for 2024, 2023 and 2022:

	2024	2023	2022
	(in millions)		
Common Shares	235	243	247
Treasury Shares	(15)	(15)	(15)
Basic Shares	220	228	232
Effect of Dilutive Awards	1	1	1
Diluted Shares	221	229	233
Anti-dilutive Awards (a)	1	—	1

(a)   These awards were excluded from the calculation of Net Income per Diluted Share because their inclusion would have been anti-dilutive.

4. Inventories

The following table provides details of Inventories as of February 1, 2025 and February 3, 2024:

	February 1, 2025	February 3, 2024
	(in millions)	
Finished Goods Merchandise	$ 589	$ 558
Raw Materials and Merchandise Components	145	152
Total Inventories	$ 734	$ 710

5. Long-lived Assets

The following table provides details of Property and Equipment, Net as of February 1, 2025 and February 3, 2024:

	February 1, 2025		February 3, 2024	
	(in millions)			
Land and Improvements	$	87	$	90
Buildings and Improvements		323		319
Furniture, Fixtures, Software and Equipment		1,879		1,821
Leasehold Improvements		891		850
Construction in Progress		37		43
Total		3,217		3,123
Accumulated Depreciation and Amortization		(2,090)		(1,903)
Property and Equipment, Net	$	1,127	$	1,220

Depreciation expense was $282 million in 2024, $269 million in 2023 and $221 million in 2022.

The Company's internationally-based long-lived assets, including operating lease assets, were $131 million as of February 1, 2025 and $138 million as of February 3, 2024.

6. Leases

The following table provides the components of lease cost for operating leases for 2024, 2023 and 2022:

	2024		2023		2022	
			(in millions)			
Operating Lease Costs	$	267	$	254	$	238
Variable Lease Costs		108		107		107
Short-term Lease Costs		43		41		37
Total Lease Cost	$	418	$	402	$	382

The following table provides future maturities of operating lease liabilities as of February 1, 2025:

Fiscal Year		**(in millions)**
2025	$	248
2026		244
2027		192
2028		159
2029		130
Thereafter		312
Total Lease Payments		1,285
Less: Interest		(210)
Present Value of Operating Lease Liabilities	$	1,075

The Company accounts for all fixed consideration in a lease as a single lease component. Therefore, the payments used to measure the lease liability include fixed minimum rentals along with fixed operating costs such as common area maintenance and utilities.

As of February 1, 2025, the Company had additional operating lease commitments that have not yet commenced of $43 million.

The following table provides the weighted-average remaining lease term and discount rate for operating lease liabilities as of February 1, 2025 and February 3, 2024:

	February 1, 2025	February 3, 2024
Weighted-average Remaining Lease Term (years)	6.1	6.4
Weighted-average Discount Rate	5.8%	5.6%

The following table provides supplemental cash flow information related to the Company's operating leases for 2024, 2023 and 2022:

	2024	2023	2022
	(in millions)		
Cash paid for Operating Lease Liabilities (a)	$ 279	$ 280	$ 249
Lease Assets obtained as a result of new or modified Lease Liabilities, net of terminations	91	185	207

_____

(a) These payments are included within the Operating Activities section of the Consolidated Statements of Cash Flows.

Finance Leases

The Company leases certain fulfillment equipment under finance leases that expire at various dates through 2029. The Company records finance lease assets, net of accumulated amortization, in Property and Equipment, Net on the Consolidated Balance Sheets. Additionally, the Company records finance lease liabilities in Accrued Expenses and Other and Other Long-term Liabilities on the Consolidated Balance Sheets. Finance lease costs are comprised of the straight-line amortization of the lease asset and the accretion of interest expense under the effective interest method. The Company's finance lease costs, assets and liabilities were not significant for any period presented.

7. Intangible Assets

Goodwill

The Company's Goodwill was $628 million as of February 1, 2025 and February 3, 2024.

The Company performed its qualitative goodwill impairment assessments as of February 1, 2025 and February 3, 2024 and determined that it was not more likely than not that fair value was less than carrying value (including goodwill) as of both dates.

Trade Name

The Company's Trade Name was $165 million as of February 1, 2025 and February 3, 2024.

The Company performed its impairment assessments of the Trade Name as of February 1, 2025 and February 3, 2024, utilizing the relief from royalty method under the income approach, and determined that its fair value was greater than its carrying value as of both dates.

8. Other Assets and Liabilities

The following table provides additional information about the composition of Other Current Assets as of February 1, 2025 and February 3, 2024:

	February 1, 2025	February 3, 2024
	(in millions)	
Prepaid Expenses	$ 79	$ 81
Other	35	16
Total Other Current Assets	$ 114	$ 97

The following table provides additional information about the composition of Accrued Expenses and Other as of February 1, 2025 and February 3, 2024:

	February 1, 2025	February 3, 2024
	(in millions)	
Deferred Revenue	$ 197	$ 198
Compensation, Payroll Taxes and Benefits	78	114
Interest	63	58
Taxes, Other than Income	23	36
Rent	29	32
Accrued Claims on Self-insured Activities	34	34
Accrued Marketing	33	9
Other	127	127
Total Accrued Expenses and Other	$ 584	$ 608

9. Income Taxes

Current income tax expense represents the amounts expected to be reported on the Company's income tax returns, and deferred tax expense or benefit represents the change in net deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Valuation allowances are recorded as appropriate to reduce deferred tax assets to the amount considered likely to be realized.

The following table provides the components of the Company's provision for income taxes for 2024, 2023 and 2022:

	2024	2023	2022
	(in millions)		
Current:			
U.S. Federal	$ 281	$ 214	$ 180
U.S. State	54	49	48
Non-U.S.	8	7	8
Total	343	270	236
Deferred:			
U.S. Federal	(121)	(19)	10
U.S. State	(6)	(2)	—
Non-U.S.	14	(106)	5
Total	(113)	(127)	15
Provision for Income Taxes	$ 230	$ 143	$ 251

The non-U.S. component of pre-tax income, arising principally from overseas operations, was income of $66 million, $84 million and $94 million for 2024, 2023 and 2022, respectively.

The following table provides the reconciliation between the statutory federal income tax rate and the effective tax rate for 2024, 2023 and 2022:

	2024	2023	2022
Federal Income Tax Rate	21.0%	21.0%	21.0%
State Income Taxes, Net of Federal Income Tax Effect	4.4%	4.0%	4.1%
Impact of Non-U.S. Operations	0.9%	0.2%	0.1%
Change in Valuation Allowance	(4.2%)	(11.0%)	—%
Share-based Compensation	—%	0.1%	(0.7%)
Uncertain Tax Positions	0.3%	—%	(0.7%)
Other Items, Net	—%	(0.4%)	0.2%
Effective Tax Rate	22.4%	13.9%	24.0%

Deferred Taxes

Deferred tax assets and liabilities represent the future effects on income taxes resulting from temporary differences and carryforwards at the end of the respective year.

The following table provides the effect of temporary differences that cause deferred income taxes as of February 1, 2025 and February 3, 2024:

	February 1, 2025			February 3, 2024		
	Assets	Liabilities	Total	Assets	Liabilities	Total
			(in millions)			
Loss Carryforwards	$ 367	$ —	$ 367	$ 390	$ —	$ 390
Leases	260	(247)	13	280	(266)	14
Capitalized Research and Development	37	—	37	30	—	30
Share-based Compensation	8	—	8	9	—	9
Property and Equipment	7	(122)	(115)	5	(146)	(141)
Trade Names	—	(38)	(38)	—	(38)	(38)
Other Assets	—	(1)	(1)	—	(59)	(59)
Other, Net	55	(10)	45	56	(11)	45
Valuation Allowance	(210)	—	(210)	(253)	—	(253)
Total Deferred Income Taxes	$ 524	$ (418)	$ 106	$ 517	$ (520)	$ (3)

As of February 1, 2025, the Company had loss carryforwards of $367 million, of which $248 million had an indefinite carryforward. The remainder of the U.S. and non-U.S. carryforwards, if unused, will expire at various dates from 2025 through 2040 and 2031 through 2041, respectively. For certain jurisdictions where the Company has determined that it is more likely than not that the loss carryforwards will not be realized, a valuation allowance has been provided on those loss carryforwards as well as other net deferred tax assets.

Income tax payments were $351 million for 2024, $231 million for 2023 and $188 million for 2022.

Uncertain Tax Positions

The following table summarizes the activity related to the Company's unrecognized tax benefits for U.S. federal, state and non-U.S. tax jurisdictions for 2024, 2023 and 2022, without interest and penalties:

	2024	2023	2022
		(in millions)	
Gross Unrecognized Tax Benefits, as of the Beginning of the Fiscal Year	$ 145	$ 149	$ 147
Increases to Unrecognized Tax Benefits for Prior Years	1	1	14
Decreases to Unrecognized Tax Benefits for Prior Years	(3)	(7)	(12)
Increases to Unrecognized Tax Benefits as a Result of Current Year Activity	12	5	6
Decreases to Unrecognized Tax Benefits Relating to Settlements with Taxing Authorities	—	(1)	(2)
Decreases to Unrecognized Tax Benefits as a Result of a Lapse of the Applicable Statute of Limitations	(6)	(2)	(4)
Gross Unrecognized Tax Benefits, as of the End of the Fiscal Year	$ 149	$ 145	$ 149

Of the total gross unrecognized tax benefits, approximately $91 million, $131 million and $135 million, at February 1, 2025, February 3, 2024, and January 28, 2023, respectively, represent the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. These amounts are net of the offsetting tax effects from other tax jurisdictions.

Of the total unrecognized tax benefits, it is reasonably possible that $111 million could change in the next 12 months due to audit settlements, expiration of statutes of limitations or other resolution of uncertainties. Due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in amounts which could be different from this estimate.

The Company recognizes interest and penalties related to unrecognized tax benefits as components of income tax expense. The Company recognized an income tax expense from interest and penalties of approximately $11 million for 2024, $9 million for 2023 and $2 million for 2022. The Company had accrued $30 million and $19 million for the payment of interest and penalties as of February 1, 2025 and February 3, 2024, respectively. Accrued interest and penalties are included within Other Long-term Liabilities on the Consolidated Balance Sheets.

The Company files U.S. federal income tax returns as well as income tax returns in various states and in non-U.S. jurisdictions. The Company is a participant in the Compliance Assurance Process, which is a program made available by the Internal Revenue Service ("IRS") to certain qualifying large taxpayers, under which participants work collaboratively with the IRS to identify and resolve potential tax issues through open, cooperative and transparent interaction prior to the annual filing of their federal income tax returns. The IRS is currently examining the Company's 2020 to 2024 consolidated U.S. federal income tax returns.

The Company is also subject to various state and local income tax examinations for the years 2017 to 2023. Finally, the Company is subject to multiple non-U.S. tax jurisdiction examinations for the years 2012 to 2023. In some situations, the Company determines that it does not have a filing requirement in a particular tax jurisdiction. Where no return has been filed, no statute of limitations applies. Accordingly, if a tax jurisdiction reaches a conclusion that a filing requirement does exist, additional years may be reviewed by the tax authority. The Company believes it has appropriately accounted for uncertainties related to this issue.

10. Long-term Debt and Borrowing Facility

The following table provides the Company's outstanding Long-term Debt balances, net of unamortized debt issuance costs and discounts, as of February 1, 2025 and February 3, 2024:

	February 1, 2025	February 3, 2024
	(in millions)	
Senior Debt with Subsidiary Guarantee		
$500 million, 9.375% Fixed Interest Rate Notes due July 2025 ("2025 Notes")	$ —	$ 313
$284 million, 6.694% Fixed Interest Rate Notes due January 2027 ("2027 Notes")	277	287
$444 million, 5.250% Fixed Interest Rate Notes due February 2028 ("2028 Notes")	443	460
$482 million, 7.500% Fixed Interest Rate Notes due June 2029 ("2029 Notes")	476	492
$844 million, 6.625% Fixed Interest Rate Notes due October 2030 ("2030 Notes")	838	930
$802 million, 6.875% Fixed Interest Rate Notes due November 2035 ("2035 Notes")	796	806
$575 million, 6.750% Fixed Interest Rate Notes due July 2036 ("2036 Notes")	571	608
Total Senior Debt with Subsidiary Guarantee	3,401	3,896
Senior Debt		
$284 million, 6.950% Fixed Interest Rate Debentures due March 2033 ("2033 Notes")	283	293
$201 million, 7.600% Fixed Interest Rate Notes due July 2037 ("2037 Notes")	200	199
Total Senior Debt	483	492
Total Long-term Debt	$ 3,884	$ 4,388

The following table provides principal payments due on outstanding Long-term Debt in the next five fiscal years and the remaining years thereafter:

Fiscal Year	(in millions)
2025	$ —
2026	284
2027	—
2028	444
2029	482
Thereafter	2,705

Cash paid for interest was $289 million in 2024, $346 million in 2023 and $339 million in 2022.

Repurchases of Notes

The losses and gains on the extinguishment of debt include the write-offs of unamortized issuance costs and are included in Other Income in the Consolidated Statements of Income.

2024 Repurchases

During the first and second quarters of 2024, the Company repurchased in the open market and extinguished $200 million principal amount of the Company's outstanding senior notes. The aggregate repurchase price for these notes was $202 million, resulting in pre-tax losses of $3 million, net of the write-off of unamortized issuance costs.

In the fourth quarter of 2024, the Company completed a make-whole call to repurchase the remaining $314 million principal amount of the Company's outstanding 2025 Notes. The repurchase price for these notes was $320 million, resulting in a pre-tax loss of $7 million, net of the write-off of unamortized issuance costs.

2023 Repurchases

During 2023, the Company repurchased in the open market and extinguished $485 million principal amount of the Company's outstanding senior notes. The aggregate repurchase price for these notes was $447 million, resulting in pre-tax gains of $34 million, net of the write-off of unamortized issuance costs.

The following table provides details of the outstanding principal amounts of senior notes repurchased and extinguished during 2024 and 2023:

	2024		2023	
		(in millions)		
2025 Notes	$	314	$	6
2027 Notes		14		—
2028 Notes		17		38
2029 Notes		17		—
2030 Notes		94		62
2033 Notes		10		56
2035 Notes		10		189
2036 Notes		38		87
2037 Notes		—		47
Total	$	514	$	485

Asset-backed Revolving Credit Facility

The Company and certain of the Company's 100% owned subsidiaries guarantee and pledge collateral to secure an asset-backed revolving credit facility ("ABL Facility"). The ABL Facility, which allows borrowings and letters of credit in U.S. dollars, has aggregate commitments of $750 million and an expiration date in August 2026.

Availability under the ABL Facility is the lesser of (i) the borrowing base, determined primarily based on the Company's eligible U.S. and Canadian credit card receivables, accounts receivable, inventory and eligible real property, or (ii) the aggregate commitment. If at any time the outstanding amount under the ABL Facility exceeds the lesser of (i) the borrowing base and (ii) the aggregate commitment, the Company is required to repay the outstanding amounts under the ABL Facility to the extent of such excess. As of February 1, 2025, the Company's borrowing base was $553 million and it had no borrowings outstanding under the ABL Facility.

The ABL Facility supports the Company's letter of credit program. The Company had $11 million of outstanding letters of credit as of February 1, 2025 that reduced its availability under the ABL Facility. As of February 1, 2025, the Company's availability under the ABL Facility was $542 million.

As of February 1, 2025, the ABL Facility fees related to committed and unutilized amounts were 0.30% per annum, and the fees related to outstanding letters of credit were 1.25% per annum. In addition, the interest rate on outstanding U.S. dollar borrowings was the Term Secured Overnight Financing Rate plus 1.25% and a credit spread adjustment of 0.10% per annum.

The ABL Facility requires the Company to maintain a fixed charge coverage ratio of not less than 1.00 to 1.00 during an event of default or any period commencing on any day when specified excess availability is less than the greater of (i) $70 million or (ii) 10% of the maximum borrowing amount. As of February 1, 2025, the Company was not required to maintain this ratio.

11. Fair Value Measurements

The following table provides a summary of the principal value and estimated fair value of the Company's outstanding Long-term Debt as of February 1, 2025 and February 3, 2024:

	February 1, 2025		February 3, 2024	
		(in millions)		
Principal Value	$	3,916	$	4,430
Fair Value, Estimated (a)		3,986		4,456

_____

(a) The estimated fair value of the Company's Long-term Debt is based on reported transaction prices, which are considered Level 2 inputs in accordance with ASC 820. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Management believes that the carrying values of the Company's Accounts Receivable, Accounts Payable and Accrued Expenses approximate their fair values because of their short maturities.

12. Commitments and Contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes, insurance, regulatory and other matters arising in the ordinary course of business. Actions filed against the Company from time to time may include commercial, tort, intellectual property, tax, customer, employment, wage and hour, data privacy, securities, anti-corruption and other claims, including purported class action lawsuits. Management believes that the ultimate liability arising from such claims and contingencies, if any, is not likely to have a material adverse effect on the Company's results of operations, financial condition or cash flows.

Lease Guarantees

In connection with the spin-off of Victoria's Secret & Co. and the disposal of a certain other business, the Company had remaining contingent obligations of $232 million as of February 1, 2025 related to lease payments under the current terms of noncancelable leases, primarily related to office space, expiring at various dates through 2037. These obligations include minimum rent and additional payments covering taxes, common area costs and certain other expenses and relate to leases that commenced prior to the disposition of these businesses. The Company's reserves related to these obligations were not significant for any period presented.

13. Shareholders' Equity (Deficit)

Common Stock Repurchases

2022 Share Repurchase Program

In February 2022, the Company's Board of Directors (the "Board") authorized a $1.5 billion share repurchase program (the "February 2022 Program"). Under the February 2022 Program, the Company repurchased the following shares of its common stock during 2024 and 2023:

Repurchase Program	Shares Repurchased		Amount Repurchased		Average Stock Price	
	2024	2023	2024	2023	2024	2023
	(in thousands)		(in millions)			
February 2022	842	4,096	$ 39	$ 149	$ 46.08	$ 36.38

The February 2022 Program had no remaining authority as of May 4, 2024. There were share repurchases of $1 million reflected in Accounts Payable on the February 3, 2024 Consolidated Balance Sheet.

2024 Share Repurchase Program

In January 2024, the Board authorized a $500 million share repurchase program (the "January 2024 Program"). Under the January 2024 Program, the Company repurchased the following shares of its common stock during 2024:

Repurchase Program	Shares Repurchased	Amount Repurchased	Average Stock Price
	(in thousands)	(in millions)	
January 2024	9,583	$ 361	$ 37.70

The January 2024 Program had $139 million of remaining authority as of February 1, 2025. There were share repurchases of $1 million reflected in Accounts Payable on the February 1, 2025 Consolidated Balance Sheet.

2025 Share Repurchase Program

In January 2025, the Board authorized a new $500 million share repurchase program (the "January 2025 Program"). On February 27, 2025, the Company cancelled the remaining $121 million authorization available under the January 2024 Program and began repurchasing shares under the January 2025 Program.

Subsequent to February 1, 2025 through March 14, 2025, the Company repurchased an additional 1.5 million shares of its common stock for $53 million under the January 2024 and January 2025 Programs.

Common Stock Retirement

Shares of common stock repurchased under the February 2022 and January 2024 Programs are retired and cancelled upon repurchase. As a result, the Company retired the 10.425 million shares repurchased during 2024, which resulted in reductions of $5 million in the par value of Common Stock, $34 million in Paid-in Capital and $361 million in Retained Earnings (Accumulated Deficit). The Company retired the 4.096 million shares repurchased during 2023, which resulted in reductions of $2 million in the par value of Common Stock, $14 million in Paid-in Capital and $133 million in Retained Earnings (Accumulated Deficit).

Dividends

The Company paid the following dividends during 2024, 2023 and 2022:

	Ordinary Dividends (per share)	Total Paid (in millions)
2024		
First Quarter	$ 0.20	$ 45
Second Quarter	0.20	45
Third Quarter	0.20	44
Fourth Quarter	0.20	43
2024 Total	$ 0.80	$ 177
2023		
First Quarter	$ 0.20	$ 46
Second Quarter	0.20	46
Third Quarter	0.20	45
Fourth Quarter	0.20	45
2023 Total	$ 0.80	$ 182
2022		
First Quarter	$ 0.20	$ 48
Second Quarter	0.20	46
Third Quarter	0.20	46
Fourth Quarter	0.20	46
2022 Total	$ 0.80	$ 186

On March 7, 2025, the Company paid its first quarter 2025 ordinary dividend of $0.20 per share to stockholders of record at the close of business on February 21, 2025.

14. Share-based Compensation

Plan Summary

In 2020, the Company's stockholders approved the 2020 Stock Option and Performance Incentive Plan ("2020 Plan"). The 2020 Plan replaced the 2015 Stock Option and Performance Incentive Plan (together with the 2020 Plan, the "Plans"). The Plans provide for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock units, restricted stock, performance share units and unrestricted shares. Historically, the Company granted stock options at a price equal to the fair market value of the stock on the date of grant. Stock options have a maximum term of 10 years. Stock options and restricted stock units generally vest over three-to-five-years. Performance share units generally cliff vest at the end of a three-year performance period based upon the Company's achievement of pre-established goals over the performance period.

Under the Plans, 206 million options, restricted and unrestricted shares have been authorized to be granted to associates and directors. There were 12 million shares of common stock available for future issuance under the Plans as of February 1, 2025.

Income Statement Impacts

The following table provides Share-based Compensation Expense included in the Consolidated Statements of Income for 2024, 2023 and 2022:

	2024	2023	2022
		(in millions)	
Costs of Goods Sold, Buying and Occupancy	$ 11	$ 13	$ 14
General, Administrative and Store Operating Expenses	29	30	24
Total Share-based Compensation Expense	$ 40	$ 43	$ 38

There was no incremental tax expense associated with share-based compensation in 2024 and $1 million for 2023. The tax benefit associated with recognized share-based compensation expense was $7 million for 2022.

Restricted Stock Units and Performance Share Units

The following table provides the Company's restricted stock unit and performance share unit activity on a combined basis for the year ended February 1, 2025:

	Number of Shares	Weighted-average Grant Date Fair Value
	(in thousands)	
Unvested as of February 3, 2024	2,580	$ 41.49
Granted	1,031	44.65
Vested	(1,088)	44.05
Cancelled	(328)	41.65
Unvested as of February 1, 2025	2,195	$ 41.69

The fair value of restricted stock unit and performance share unit awards is generally based on the market value of the Company's common stock on the grant date adjusted for anticipated dividend yields. The weighted-average estimated fair value of awards granted was $44.65 per share for 2024, $35.93 per share for 2023 and $44.73 per share for 2022.

The Company's total intrinsic value of awards that vested was $50 million for 2024, $31 million for 2023 and $88 million for 2022. The Company's total fair value at grant date of awards that vested was $48 million for 2024 and $36 million for 2023 and 2022.

Tax benefits realized from tax deductions associated with awards that vested were $8 million for 2024, $6 million for 2023 and $14 million for 2022.

As of February 1, 2025, there was $36 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted stock and performance share units. This cost is expected to be recognized over a weighted-average period of 1.5 years.

15. Segment Reporting

The Company is managed at the consolidated level and therefore operates and reports as a single segment. The Company's Chief Executive Officer is its Chief Operating Decision Maker ("CODM"), and the measure of profitability included in the financial information regularly provided to the CODM is total Company Operating Income. The Company's CODM assesses Operating Income performance in comparison to forecasts and historical results to make decisions on the reinvestment of profits into the business and capital allocation strategies.

The following table illustrates significant segment expenses that are regularly provided to the CODM in 2024, 2023, and 2022:

	2024	2023	2022
	(in millions)		
Net Sales	$ 7,307	$ 7,429	$ 7,560
Cost of Goods Sold	(2,880)	(2,970)	(3,126)
Buying and Occupancy	(1,193)	(1,223)	(1,179)
Gross Profit	3,234	3,236	3,255
Selling Expenses	(1,191)	(1,177)	(1,205)
Marketing Expenses	(242)	(189)	(175)
General and Administrative Expenses	(535)	(585)	(499)
Operating Income	$ 1,266	$ 1,285	$ 1,376

As a single reportable segment entity, the other disclosures required by ASC 280, *Segment Reporting,* can be found in the Company's Consolidated Financial Statements and the Notes thereto, including the Company's measure of segment assets, which is total consolidated assets.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective and designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting. Management's Report on Internal Control Over Financial Reporting as of February 1, 2025 is set forth in Item 8. Financial Statements and Supplementary Data.

Attestation Report of the Registered Public Accounting Firm. The Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting as of February 1, 2025 is set forth in Item 8. Financial Statements and Supplementary Data.

Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting that occurred in the fourth quarter 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

Securities Trading Plans of Directors and Executive Officers

None of our directors or executive officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408(c) of Regulation S-K) during the fourth quarter of 2024.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information required by Item 10 regarding our directors, executive officers and corporate governance is included in our Proxy Statement related to our 2025 Annual Meeting of Stockholders and is incorporated herein by reference. Information regarding compliance with Section 16(A) of the Exchange Act is included in our Proxy Statement related to our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

The Company has a written Code of Conduct that applies to members of the Company's board of directors and associates, including the Company's Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial and Accounting Officer). The Code of Conduct is available on the Company's website at *www.bbwinc.com* (accessible by clicking on the "Investors" link on the main page followed by the "Governance" and "Committee Charters and Governance Materials" links), and a printed copy will be delivered free of charge on request by writing to the Corporate Secretary of the Company at Three Limited Parkway, Columbus, Ohio 43230, c/o Chief Legal Officer. Any amendments to, or waivers from, a provision of the Company's Code of Conduct that applies to the Company's Principal Executive Officer and Principal Financial and Accounting Officer and that relates to any element of the code of ethics enumerated in paragraph (b) of Item 406 of Regulation S-K shall be disclosed by posting such information on the Company's website at *www.bbwinc.com*.

The Company has an Insider Trading Policy governing all transactions in the Company's securities by members of the Company's board of directors and associates (including officers), as well as any other person designated by the Chief Legal Officer or Chief Financial Officer. The Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards. For more information, please refer to the Insider Trading Policy listed on Exhibit 19 to this Annual Report on Form 10-K, or to disclosure included in our Proxy Statement related to our 2025 Annual Meeting of Stockholders that is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

Information required by Item 11 regarding executive compensation is included in our Proxy Statement related to our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information required by Item 12 regarding the security ownership of certain beneficial owners and management is included in our Proxy Statement related to our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

The following table summarizes share and exercise price information about the Company's equity compensation plans as of February 1, 2025:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))	
Equity compensation plans approved by security holders	2,531,247	(1)	$ 50.32	(2)	14,123,644	(3)
Equity compensation plans not approved by security holders	—		—		—	
Total	2,531,247		$ 50.32		14,123,644	

_____

(1) Includes the following plans: the 2020 Stock Option and Performance Incentive Plan (the "2020 Plan"); the 2015 Stock Option and Performance Incentive Plan (the "2015 Plan"); and the 2011 Stock Option and Performance Incentive Plan (the "2011 Plan"). There are no shares remaining available for grant under the 2015 Plan or the 2011 Plan.
(2) Includes the weighted-average exercise price for stock options only.
(3) Includes securities remaining available for future issuance for each of the following plans: the 2020 Plan (11,872,839) and the Associate Stock Purchase Plan (2,250,805).

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

Information required by Item 13 regarding certain relationships and related transactions is included in our Proxy Statement related to our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information required by Item 14 regarding principal accountant fees and services is included in our Proxy Statement related to our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Consolidated Financial Statements

The following consolidated financial statements of Bath & Body Works, Inc. are filed as part of this report under Item 8. Financial Statements and Supplementary Data:

Management's Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

Consolidated Statements of Income

Consolidated Statements of Comprehensive Income

Consolidated Balance Sheets

Consolidated Statements of Total Equity (Deficit)

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Schedules have been omitted because they are not required or are not applicable or because the information required to be set forth therein either is not material or is included in the financial statements or notes thereto.

(3) List of Exhibits

3	Articles of Incorporation and Bylaws.
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, dated May 20, 2020), as amended by the Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated August 3, 2021).
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated June 27, 2024).
4	Instruments Defining the Rights of Security Holders.
4.1	Conformed copy of the Indenture dated as of March 15, 1988 between the Company and The Bank of New York, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File No. 333-105484) filed on May 22, 2003.
4.2	First Supplemental Indenture dated as of May 31, 2005 among the Company, The Bank of New York and The Bank of New York Trust Company, N.A., incorporated by reference to Exhibit 4.1.2 to the Company's Registration Statement on Form S-3 (Reg. No. 333-125561) filed on June 6, 2005.
4.3	Second Supplemental Indenture dated as of July 17, 2007 between the Company and The Bank of New York Trust Company, N.A., incorporated by reference to Exhibit 4.1.3 to the Company's Registration Statement on Form S-3 (Reg. No. 333-146420) filed on October 1, 2007.
4.4	Seventh Supplemental Indenture dated as of March 22, 2013 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., incorporated by reference to Exhibit 4.1.8 to the Company's Registration Statement on Form S-3 (Reg. No. 333-191968) filed on October 29, 2013.
4.5	Twelfth Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.26 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.6	Indenture dated as of February 19, 2003 between the Company and The Bank of New York, incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-4 (Reg. No. 333-104633) filed on April 18, 2003.

4.7	First Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.27 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.8	Indenture dated as of October 30, 2015 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated November 3, 2015.
4.9	First Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.28 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.10	Indenture, dated as of June 16, 2016, between the Company and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 16, 2016.
4.11	First Supplemental Indenture dated as of June 16, 2016 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated June 16, 2016.
4.12	Second Supplemental Indenture dated as of January 23, 2018 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated January 23, 2018.
4.13	Third Supplemental Indenture dated as of June 20, 2019 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated June 24, 2019.
4.14	Fourth Supplemental Indenture dated as of June 30, 2019 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 3, 2019.
4.15	Fifth Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.29 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.16	Indenture dated as of June 18, 2018 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.25 to the Company's Registration Statement on Form S-4 (Reg. No. 333-227288) filed on September 11, 2018.
4.17	Supplemental Indenture No. 1 dated as of June 29, 2018 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.26 to the Company's Registration Statement on Form S-4 (Reg. No. 333-227288) filed on September 11, 2018.
4.18	Second Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.30 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.19	Indenture dated as of September 30, 2020 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 30, 2020.
4.20	First Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.33 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.21	Second Supplemental Indenture dated as of November 17, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.36 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.22	Description of the Registrant's Securities
10	Material Contracts.
10.1	Form of Indemnification Agreement between the Company and the directors and executive officers of the Company, incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.2	2011 Stock Option and Performance Incentive Plan incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2012.**
10.3	2015 Stock Option and Performance Incentive Plan, incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Reg. No. 333-206787) filed on September 4, 2015.**

10.4	2015 Stock Option and Performance Incentive Plan Terms and Conditions of Stock Option Grant, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2015.**
10.5	2020 Stock Option and Performance Incentive Plan, incorporated by reference to Appendix C to the Company's Proxy Statement dated April 2, 2020.**
10.6	2020 Stock Option and Performance Incentive Plan Restricted Share Unit Award Agreement (Form of Associate Award), incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 1, 2021.**
10.7	2020 Stock Option and Performance Incentive Plan Performance Share Unit Award Agreement, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 1, 2021.**
10.8	2020 Stock Option and Performance Incentive Plan Stock Option Award Agreement, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 1, 2021.**
10.9	2020 Stock Option and Performance Incentive Plan Restricted Share Unit Award Agreement between the Company and Sarah Nash, dated as of March 11, 2022, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 11, 2022.**
10.10	2020 Stock Option and Performance Incentive Plan Restricted Share Unit Award Agreement (Form of Director Award Agreement), incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.11	Amended and Restated 2015 Cash Incentive Compensation Performance Plan, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 29, 2022.**
10.12	Cash Incentive Compensation Performance Plan incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended February 3, 2024**
10.13	Associate Stock Purchase Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 13, 2022.**
10.14	Offer Letter between the Company and Gina Boswell, dated as of November 1, 2022, incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.15	Confidentiality, Non-Competition and Intellectual Property Agreement between the Company and Gina Boswell, dated as of December 1, 2022, incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.16	Executive Severance Agreement between the Company and Gina Boswell, dated as of December 1, 2022, incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.17	Offer Letter between the Company and Eva Boratto, dated as of July 18, 2023, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2023.**
10.18	Confidentiality, Non-Competition and Intellectual Property Agreement between the Company and Eva Boratto, dated as of August 1, 2023, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2023.**
10.19	Executive Severance Agreement between the Company and Eva Boratto, dated as of August 1, 2023, incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2023.**
10.20	Executive Employment Agreement between Bath and Body Works, LLC and Deon Riley, dated February 4, 2021, incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended January 30, 2021.**
10.21	Confidentiality, Non-Competition and Intellectual Property Agreement between the Company and Deon Riley, dated as of December 7, 2020, incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.22	Executive Severance Agreement between the Company and Deon Riley, dated as of May 13, 2022, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**

10.23	Executive Retention Agreement between the Company and Deon Riley, dated as of May 13, 2022, incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**
10.24	Executive Employment Agreement between Bath & Body Works, LLC and Julie Rosen, dated as of February 3, 2021, incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended January 30, 2021.**
10.25	Confidentiality, Non-Competition and Intellectual Property Agreement between the Company and Julie Rosen, dated as of July 23, 2020, incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.26	Executive Severance Agreement between the Company and Julie Rosen, dated as of May 13, 2022, incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**
10.27	Executive Retention Agreement between the Company and Julie Rosen, dated as of May 13, 2022, incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**
10.28	Offer Letter between the Company and Michael Wu, dated as of April 19, 2021, incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.29	Confidentiality, Non-Competition and Intellectual Property Agreement between the Company and Michael Wu, dated as of April 19, 2021, incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.30	Executive Severance Agreement between the Company and Michael Wu, dated as of May 13, 2022, incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.31	Executive Retention Agreement between the Company and Michael Wu, dated as of May 13, 2022, incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.32	Confidentiality, Non-Competition and Intellectual Property Agreement between the Company and Wendy Arlin, dated as of May 12, 2021, incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.33	Executive Severance Agreement between the Company and Wendy Arlin, dated as of May 13, 2022, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**
10.34	Executive Retention Agreement between the Company and Wendy Arlin, dated as of May 13, 2022, incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**
10.35	Letter Agreement between the Company and Wendy Arlin, effective as of June 7, 2023, incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2023.**
10.36	Third Amended and Restated Master Aircraft Time Sharing Agreement between L Brands Service Company, LLC and Gina Boswell, effective as of August 14, 2023, incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K for the year ended February 3, 2024.**
10.37	Separation and Distribution Agreement between the Company and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated August 3, 2021.***
10.38	L Brands to VS Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 3, 2021.***
10.39	Amendment No. 1 to L Brands to VS Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of July 20, 2022, incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.***
10.40	Amendment No. 2 to L Brands to VS Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of January 23, 2023, incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.***
10.41	VS to L Brands Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 3, 2021.***

10.42	Amendment No. 1 to VS to L Brands Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of July 20, 2022, incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.***
10.43	Amendment No. 2 to VS to L Brands Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of January 23, 2023, incorporated by reference to Exhibit 10.42 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.***
10.44	Amendment No. 3 to VS to L Brands Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of July 21, 2023, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2023.***
10.45	Tax Matters Agreement between the Company and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated August 3, 2021.
10.46	Employee Matters Agreement between the Company and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated August 3, 2021.***
10.47	Domestic Transportation Services Agreement between Mast Logistics Services, LLC and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated August 3, 2021.
10.48	Amendment No. 1 to the Amended and Restated Revolving Credit Agreement among the Company, the borrowing subsidiaries party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., dated as of June 9, 2023, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2023.
10.49	Letter Agreement between the Registrant and Julie Rosen, dated October 21, 2024, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended November 2, 2024.**
19	Bath and Body Works Insider Trading Policy
21	Subsidiaries of the Registrant.
22	List of Guarantor Subsidiaries.
23.1	Consent of Ernst & Young LLP.
24	Powers of Attorney.
31.1	Section 302 Certification of CEO.
31.2	Section 302 Certification of CFO.
32	Section 906 Certification (by CEO and CFO).
97	Financial Restatement Compensation Recoupment Policy incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K for the year ended February 3, 2024.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

**   Identifies management contracts or compensatory plans or arrangements.

***   Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the Securities and Exchange Commission.

(b)   Exhibits.

The exhibits to this report are listed in section (a)(3) of Item 15 above.

(c)   Not applicable.

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or l5(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2025

BATH & BODY WORKS, INC. (Registrant)

By: /s/   EVA C. BORATTO
        Eva C. Boratto
        Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 14, 2025:

Signature	**Title**
/s/ GINA R. BOSWELL Gina R. Boswell	Director and Chief Executive Officer (Principal Executive Officer)
/s/ EVA C. BORATTO Eva C. Boratto	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ SARAH E. NASH* Sarah E. Nash	Chair of the Board of Directors
/s/ ALESSANDRO BOGLIOLO* Alessandro Bogliolo	Director
/s/ LUCY O. BRADY* Lucy O. Brady	Director
/s/ FRANCIS A. HONDAL* Francis A. Hondal	Director
/s/ DANIELLE M. LEE* Danielle M. Lee	Director
/s/ JUAN RAJLIN* Juan Rajlin	Director
/s/ STEPHEN D. STEINOUR* Stephen D. Steinour	Director
/s/ JAMES K. SYMANCYK* James K. Symancyk	Director
/s/ STEVEN E. VOSKUIL* Steven E. Voskuil	Director

*   The undersigned, by signing her name hereto, does hereby sign this report on behalf of each of the above-indicated directors of the registrant pursuant to powers of attorney executed by such directors.

By: /s/   EVA C. BORATTO
        Eva C. Boratto
        Attorney-in-fact

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BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

Sarah Nash, Board Chair
Chief Executive Officer,
Novagard Solutions

Francis Hondal
Former President of Loyalty and
Engagement, Mastercard, Inc.

Gina Boswell
Chief Executive Officer,
Bath & Body Works, Inc.

Alessandro Bogliolo
Former Chief Executive
Officer, Tiffany & Co.

Lucy Brady
Former President, Snacks &
Grocery, Conagra Brands, Inc.

Juan Rajlin
Vice President and Treasurer,
Alphabet Inc.

Danielle Lee
Former President, Warner
Music Artist & Fan Experiences,
Warner Music Group Corp.

Stephen Steinour
Chairman, President and Chief
Executive Officer, Huntington
Bancshares Incorporated

Steven Voskuil
Senior Vice President and
Chief Financial Officer,
The Hershey Company

J.K. Symancyk
Chief Executive Officer,
Signet Jewelers Limited

Executive Officers

Gina Boswell
Chief Executive
Officer

Eva Boratto
Chief Financial
Officer

Tom Mazurek
Chief Supply Chain
Officer

Michael Wu
Chief Legal Officer
and Corporate
Secretary

HEADQUARTERS
Bath & Body Works, Inc.
Three Limited Parkway
Columbus, OH 43230

Investor Inquiries should be directed to:

By email: investorrelations@bbw.com

By mail: Bath & Body Works Investor Relations
            Three Limited Parkway
            Columbus, OH 43230

Stock Exchange Listing
NYSE: BBWI

Transfer Agent
Equiniti

Company Website
www.bbwinc.com

Independent Public Accountants
Ernst & Young LLP








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Bath & Body Works, Inc.
Three Limited Parkway
Columbus, Ohio 43230

www.bbwinc.com


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